As filed with the Securities and Exchange Commission on July 8, 2020

Registration Nos.	333-
811-21742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __                    [   ]

Post-Effective Amendment No. __                  [   ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Amendment No. 32                                          [X]

FIRST INVESTORS LIFE SEPARATE ACCOUNT E
(Exact Name of Registrant)

NASSAU LIFE INSURANCE COMPANY
(Name of Depositor)

One American Row, Hartford, Connecticut 06115
(Address of Depositor’s Principal Executive Offices) (Zip Code)

860-403-5000
(Depositor’s Telephone Number, including Area Code)

The Corporation Trust Company (CT Corp)
1209 N Orange Street
Wilmington, Delaware 19801
(Name and Address of Agent for Service)

Copies of all communications to:

Kostas Cheliotis	Dodie C. Kent, Esq.
Vice President, General Counsel, Secretary	Partner
Nassau Re	Eversheds Sutherland (US) LLP
One American Row	1114 Avenue of the Americas, 40th Floor
Hartford, Connecticut 06115	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in First Investors Life Separate Account E supporting variable life insurance policies.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the variable life insurance policies issued through the Registrant were previously registered on Form N-6 (File Nos. 333-191937, 811-21742). Upon effectiveness of the merger of Foresters Life Insurance and Annuity Company with and into Nassau Life Insurance Company (“NNY”), NNY became the obligor of the policies and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

VARIABLE UNIVERSAL LIFE

An Individual Flexible Premium Adjustable Variable Life Insurance Policy
Issued By
Nassau Life Insurance Company
Through
First Investors Life Separate Account E

Supplement dated July 8, 2020 to the Prospectus dated May 1, 2020

Administrative Office
Address: Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836
Phone Number: 1-800-832-7783 (9:00 A.M. and 5:00 P.M., Eastern Time)
Website: www.NSRE.com

This supplement updates certain information contained in the prospectus, dated May 1, 2020, for the Variable Universal Life flexible premium adjustable variable life insurance policy (the “Policy”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus for the Policy to provide information about the acquisition of the issuer of the Policies, Foresters Life Insurance and Annuity Company (“FLIAC”), by NNY and the subsequent merger (the “Merger”) of FLIAC with and into NNY.

As previously disclosed, NNY entered into an agreement with FLIAC whereby NNY would purchase FLIAC. The acquisition of FLIAC by NNY was completed on July 1, 2020. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the First Investors Life Separate Account E (the “Separate Account” or “Separate Account E”). The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Policies.

The Merger did not affect the terms of, or the rights and obligations under, the Policies other than to change the insurance company that provides Policy benefits from FLIAC to NNY. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policyowners.

Following the acquisition of FLIAC by NNY, an NNY affiliate, 1851 Securities, Inc., became the principal underwriter for the Policies.

The Policy is no longer available for new sales, but owners of outstanding Policies may continue to make premium payments.

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates the prospectus.

I.	References to FLIAC (including references to “We,” “Us” and “Our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY.

II.	References to FLIAC’s website, www.foresters.com, throughout the prospectus that are not otherwise addressed below are replaced with references to NNY’s website, www.NSRE.com.

III.	On page 4, the following is added to the end of “General Account Risk” under “SUMMARY OF BENEFITS AND RISKS OF THE POLICY”:

How to Obtain More Information – We encourage Policyowners to read and understand Our financial statements. Our audited financial statements, as well as the audited financial statements of the Separate Account, are located in the Statement of Additional Information. See “FINANCIAL STATEMENTS” below for instructions on how to obtain the Statement of Additional Information free of charge.

IV.	On page 10, the following replaces the information under “Who We Are and How to Contact Us” prior to “Separate Account E” under “DESCRIPTION OF THE POLICY”:

Nassau Life Insurance Company
NNY, with its home office at One American Row, Hartford, Connecticut 06115, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. Other affiliates of NNY include 1851 Securities, Inc. (or hereafter “1851”), which is the distributor for the Policies, and the Nassau Companies of New York, which will provide administrative services for the Policies.

For information or service concerning a Policy, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-510-4209. You may also contact Us through Our website at www.NSRE.com.

You should send any payments, notices, elections or requests (including requests for Fund prospectuses), as well as any other documentation that We require for any purpose in connection with Your Policy, to Our Administrative Office. No payment, notice, election, request or documentation will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. To meet Our requirements for processing transactions, We may require that You use Our forms. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

V.	Beginning on page 42, the following replaces the section titled “DISTRIBUTION OF THE POLICY” under “DESCRIPTION OF THE POLICY”:

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DISTRIBUTION OF THE POLICY
The Policies are no longer offered for new sales, but existing Policyowners may continue to make premium payments. As such, the Policy is considered to be continuously offered by NNY and the Separate Account.

Prior to the acquisition of FLIAC by NNY, Foresters Financial Services, Inc., an affiliate of FLIAC, served as principal underwriter and distributor for the Policies. As a result of the acquisition of FLIAC by NNY, effective July 1, 2020, 1851 Securities, Inc., an affiliate of NNY, assumed the role of the principal underwriter and distributor for the Policies. 1851 also serves as principal underwriter and distributor for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in distributing variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees or other payments from underlying funds or their affiliates.

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102. 1851 is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (the “1934 Act”), as well as the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”).

1851 and NNY have entered into a selling agreement with Cetera Investment Services LLC (“Cetera”) to cover Cetera’s continued servicing of Policies held by Cetera customers. This agreement also covers Cetera’s sale and servicing of other variable annuity contracts and variable life insurance policies issued by NNY (including those contracts and policies assumed by NNY in connection with the Merger of FLIAC into NNY). Cetera is registered as a broker-dealer with the SEC under the 1934 Act and is a member of FINRA.

Compensation
Under Our agreement with Cetera, We generally pay compensation to Cetera in the form of commissions when a premium payment is made under a Policy. In the first Policy Year, We pay commissions of 99% on premiums paid up to the target premium and 6% on premiums paid in excess of the target premium. We pay commissions of 5% on all premiums paid thereafter. No other sales compensation is paid with respect to any other Policyowner transactions under the Policy. We do not pay compensation to Cetera based on the value of Your Policy.

A portion of the compensation paid by NNY to Cetera is used by Cetera to pay commissions or other compensation to its registered representatives who service the Policy, depending on the agreement between Cetera and the registered representative. Such representatives act as appointed agents of NNY under applicable state insurance law and must be licensed to sell variable insurance products. Cetera or a registered representative may receive different compensation for selling or servicing one variable insurance product compared to another.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be made to Cetera based on premium payments invested in the Policy. Additional payments may be made to Cetera that are not directly related to the investment of additional premium payments in the Policy, such as payments related to the recruitment and training of personnel, production of promotional literature and similar services.

The Policy assesses a front-end sales charge on premium payments, so You directly pay for sales and distribution expenses of NNY when You make a premium payment. You also indirectly pay for sales and distribution expenses of NNY through the overall charges and fees assessed under the Policy. For example, any profits NNY may realize through receiving the separate account charge deducted under Your Policy may be used to pay for sales and distribution expenses. NNY may also pay for sales and distribution expenses out of any payments NNY or 1851 may receive for providing administrative, marketing and other support and services to the Funds. Currently, neither NNY nor 1851 receive such payments with respect to the Policies. Your Policy is subject to a surrender charge if You fully or partially surrender the Policy. See “FEES, CHARGES AND EXPENSES—Surrender Charges” under “DESCRIPTION OF THE POLICY.” Proceeds received by NNY from any surrender charges imposed under the Policy may be used to reimburse NNY for sales and distribution expenses.

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VI.	On page 49, the following is added immediately after the section titled “VOTING RIGHTS” under “OTHER INFORMATION”:

CYBER SECURITY AND BUSINESS CONTINUITY RISKS
Our variable product business is dependent upon the effective operation of Our computer systems and those of Our business partners, and so Our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting Us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect Us and Your interest in the Policy.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts and terrorist acts, any of which could adversely affect Our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of Our employees or the employees of Our service providers to perform their job responsibilities.

LEGAL PROCEEDINGS
We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account or on Our ability to meet Our obligations under the Policies or on 1851 in its role as principal underwriter.

VII.	On page 49, the following replaces the section titled “FINANCIAL STATEMENTS” under “OTHER INFORMATION”:

FINANCIAL STATEMENTS
Audited financial statements of the Separate Account and NNY are included in the Statement of Additional Information. For a free copy of the Statement of Additional Information, simply call or write to Our Administrative Office or contact Us through Our website at www.NSRE.com. The Statement of Additional Information is also available on the SEC’s website at www.sec.gov.

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Variable Universal Life
A Flexible Premium Adjustable
Variable Life Insurance Policy

Offered By Foresters Life Insurance and Annuity Company Through First Investors Life Separate Account E.

40 Wall Street, New York, New York 10005 / (800) 832-7783

This prospectus describes an individual Flexible Premium Adjustable Variable Life Insurance Policy (the “Policy”) that is offered by Foresters Life Insurance and Annuity Company (“FLIAC”, “We”, “Us” or “Our”) through First Investors Life Separate Account E (“Separate Account E” or “Separate Account”). You can allocate Your Unloaned Accumulation Value to the series of the Delaware VIP® Trust (“Funds” or “VIP Series”) and/or to the Fixed Account (which credits a fixed interest rate We periodically declare).

The Policy is no longer available for new sales. Existing Policyowners may continue to make additional premium payments.

Please read this prospectus and keep it for future reference. It contains important information, including all material benefits, features, rights and obligations under a Policy, that You should know before buying or taking action under a Policy. This prospectus is valid only when accompanied by the current prospectus for the VIP Series.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed judgment on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

FLIAC does not guarantee the performance of the investment options under Separate Account E that correspond to the series of the VIP Series. The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. The Policy involves investment risk, including possible loss of principal amount invested.

The Policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. FLIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by FLIAC.

The date of this prospectus is May 1, 2020.

CONTENTS

SUMMARY OF BENEFITS AND RISKS OF THE POLICY	2
Policy Benefits	2
Policy Risks	3
Risks of the VIP Series	5
FEE TABLES	6
DESCRIPTION OF THE POLICY	10
Who We Are and How to Contact Us	10
How the Policy Works	14
Policy Application Process	15
Premiums	15
Allocation of Net Premiums to Investment Options	16
The Death Benefit	20
Accumulation Value	23
Surrenders and Partial Withdrawals	24
Policy Loans	26
Termination	27
Settlement Options	30
Optional Benefits and Insurance Riders	31
Fees, Charges and Expenses	35
Other Provisions	39
FEDERAL TAX INFORMATION	44
OTHER INFORMATION	48
Voting Rights	48
Reports	49
Financial Statements	49
APPENDIX A	50
GLOSSARY	51

SUMMARY OF BENEFITS AND RISKS OF THE POLICY

The following is a brief summary of certain features of the Policy. There are both benefits and risks associated with the Policy, and You should consider both the benefits and the risks before You purchase a Policy. More complete and detailed information about these features is provided later in this prospectus.

POLICY BENEFITS

The Policy provides life insurance protection on the named Insured, and pays Death Benefit proceeds when the Insured dies while the Policy is in effect. The Policy offers:

●	flexible premium payments where You decide the timing and amount of the payment;

●	a choice of two Death Benefit Options;

●	access to the Policy’s Surrender Value through loans, full surrenders and partial withdrawals (within limits);

●	the ability to increase or decrease the Policy’s Face Amount of insurance;

●	a guarantee that the Policy will not lapse during the first 10 Policy Years if the specified minimum monthly premiums have been paid;

●	additional benefits through the use of optional riders; and

●	a selection of investment options, consisting of twelve (12) Subaccounts and a Fixed Account with a guaranteed minimum interest rate.

Death Benefit
Under the Policy, We will pay to Your designated Beneficiary the Death Benefit proceeds if the Policy is in effect when the Insured dies. During the first 10 Policy Years, We guarantee that the Policy will not lapse so long as the total amount of premiums paid (less any loans and partial withdrawals) is at least equal to the minimum monthly premium under Your Policy (which is determined by the Insured’s sex, age on the Issue Date, underwriting classification and the Face Amount of the Policy) multiplied by the number of months the Policy has been in force. Your Policy will stay in effect as long as the Net Surrender Value of Your Policy is sufficient to pay Your Policy’s Monthly Deduction.

The Policy offers You a choice of: (a) a level Death Benefit Option equal to the Face Amount of Your Policy, or (b) a Death Benefit Option which varies and is equal to the sum of Your Policy’s Face Amount and Total Accumulation Value (and, as a result, will increase or decrease depending on the performance of the investment options You select).

Investment Options
The Subaccounts invest in corresponding Funds of the VIP Series. Each Fund is a professionally managed mutual fund with its own investment objectives, strategies and risks. The Fixed Account, which is part of Our General Account, bears interest at a fixed guaranteed minimum interest rate, plus any additional interest that in Our sole discretion We may declare. Your Total Accumulation Value (see “Accumulation Value”) and Death Benefit (see “The Death Benefit”) will fluctuate based on a number of factors including the performance of the Subaccounts You select, the proportion of Your Total Accumulation Value which You allocate to the Fixed Account and the interest rate paid on the Fixed Account.

You may change Your allocation of future additional premiums subject to certain limitations. You may also change the allocation of Unloaned Accumulation Value among the Subaccounts, or among the Subaccounts and the Fixed Account, through Transfers of Unloaned Accumulation Value, Automated Subaccount Reallocations, or Systematic Transfers. Changes to the allocations of Unloaned Accumulation Values are subject to certain conditions and restrictions described elsewhere in this prospectus.

Policy Loans
You may borrow up to 75% of the Policy Surrender Value during the first three Policy Years and up to 90% of the Surrender Value thereafter, if You assign Your Policy to Us as sole security. While the receipt of the principal of a Policy loan is generally not taxable, the loan amount may become taxable under certain circumstances.

Surrenders and Partial Withdrawals
You may also fully surrender the Policy at any time while the Insured is living. The amount payable will be the Total Accumulation Value less the applicable surrender charge and any outstanding Policy loan balance, including any accrued loan interest. A surrender is a taxable event. You may request a partial withdrawal of a portion of the Policy’s Unloaned Total Accumulation Value at any time provided You meet Our requirements. Partial withdrawals may reduce Your Death Benefit and may have adverse tax consequences.

Additional Optional Benefits
Subject to availability in Your state, We offer optional benefits and insurance riders for additional benefits to the Policy. For any optional insurance rider You select, You will pay an additional monthly charge, and certain age, insurance underwriting requirements, limitations and restrictions may apply. The additional monthly charge for any optional rider You choose may impact the amount of the specified minimum monthly premiums associated with Your Policy’s no lapse guarantee. You may terminate a rider at any time and Your Monthly Deduction will be adjusted accordingly.

POLICY RISKS
Because of the insurance costs, the Policy is not suitable for You unless You need life insurance. If You have no need for life insurance, You should consider a different type of investment.

Risk of Lapse
The Policy involves a long-term commitment on Your part, and You should have the intention and financial ability to make the necessary premium payments. In order to pay the fees and charges associated with the Policy, We deduct certain amounts from Your Policy. Although the Policy provides You with flexibility regarding the timing and amount of the premium payments You make, You may risk a Policy lapse if You forego making sufficient premium payments.

The Policy is not suitable as a short-term savings vehicle.

Investment Risk
The Policy is different from fixed-benefit life insurance because You bear the investment risks and You can lose principal. The Death Benefit and the Total Accumulation Value will increase or decrease as a result of the investment experience of the Subaccounts You select. Each Subaccount has its own investment objectives and investment strategy. The performance of each will vary, and some Subaccounts may be riskier than others. We do not guarantee the investment performance of the Subaccounts. Your allocation choices should be consistent with Your personal investment objective and Your risk tolerance. We bear the investment risk that the Fixed Account will produce a return equal to at least principal plus the minimum guaranteed rate of return. Because You may allocate no more than 50% of Your premiums to the Fixed Account, investing in the Fixed Account does not eliminate investment risks.

General Account Risk
The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Policy Value are subject to Our financial strength and claims-paying ability. There is no guarantee that We will always be able to meet Our claims-paying obligations.

Tax Risks
If You take a partial withdrawal from Your Policy, reduce the Face Amount of the Policy, eliminate a rider, or make any other material change to the Policy after it is issued, this may convert the Policy into a modified endowment contract (“MEC”). See “Federal Tax Information – Surrenders and Loans” for more information. This can have adverse tax consequences to You.

Risks of Policy Loans
If You decide to take Policy loans, they may reduce the Death Benefit and Total Accumulation Value of Your Policy whether or not You repay the loans because loans may undermine the growth potential of Your Policy. In addition, a Policy loan may increase the risk of lapse by decreasing amounts available to pay the Monthly Deduction. While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC.

RISKS OF THE VIP SERIES
You bear the investment risk of the Funds underlying the Subaccounts You select. The investment objectives, principal investment strategies, and principal risks of the Funds are described in the attached VIP Series prospectus. There is no guarantee that any of the Funds will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy. The cost of insurance charges and optional rider premiums shown may not be representative of what You will pay because these charges are based on the Insured’s age, sex and underwriting class. Your Policy will be accompanied by an illustration based on Your actual annual premium and Face Amount as determined by the Insured’s age, sex, underwriting classification, payment frequency and optional riders selected.

The table below describes the transaction fees and expenses that You will pay under the Policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Premium Charge Percentage Imposed on Premiums (Load)	Upon each premium payment	Guaranteed maximum: 8.00% of each Premium Payment Current: 5.00% of each Premium Payment
Surrender Charge(1)	Upon full surrender of or any partial withdrawal from the Policy	Maximum Charge(2)
$49.62 per $1,000 of Face
Amount surrendered or
decreased
Minimum Charge(3)
$0.97 per $1,000 of Face
Amount surrendered or
decreased
Representative Case(4)
$21.68 per $1,000 of Face
Amount surrendered or
		decreased
Partial Withdrawal Processing Fee	Upon any partial withdrawal from the Policy	$25.00
Transfer Fees(5) (Limit of 6 transfers in any 12- month period)	Upon each transfer in excess of four (4) per Policy Year	$10.00
Optional Rider Accelerated Death Benefit Rider Administrative Fee	Upon request for an accelerated death benefit (subject to the terms and conditions of the rider)	$150.00
(1) The surrender charge will vary based on the Insured’s age, gender and underwriting class of risk on the Issue Date and at the time of any increase in the Face Amount.
(2) This maximum surrender charge is based on an Insured with the following characteristics: male, issue age 58, in the standard, tobacco underwriting class of risk in the first Policy Year. This maximum charge may also apply to Insureds with other characteristics.
(3) This minimum surrender charge is based on an Insured with the following characteristics: female, issue age 0, in the standard, non-tobacco underwriting class of risk in the fifteenth Policy Year. This minimum charge may also apply to Insureds with other characteristics.
(4) The representative case is based on Our representative Insured with the following characteristics: male, age 35, in the standard, non-tobacco underwriting class of risk.
(5) The transfer fee applies to transfers of Accumulation Value among the Subaccounts and/or the Fixed Account excluding transfers made under the Systematic Transfer Option or the Automated Subaccount Reallocation Option.

The next table describes the fees and expenses that We may deduct from Your Total Accumulation Value periodically over the life of the Policy. These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Policy Charge	Monthly, on the Issue Date and on each Monthly Deduction Date	Guaranteed maximum: $10 Current: $10
Cost of Insurance(1)	Monthly, on the Issue Date and on each Monthly Deduction Date	Maximum Charge(2)
Guaranteed maximum:
$83.333 per $1,000 net
amount at risk(3)
Current: $41.250 per $1,000
net amount at risk(3)
Minimum Charge(4)
Guaranteed maximum: $0.015
per $1,000 net amount at risk(3)
Current: $0.015 per $1,000 net
amount at risk(3)
Representative Case(5)
Guaranteed maximum: $0.045
per $1,000 net amount at risk(3)
Current: $0.035 per $1,000 net
amount at risk(3)
Separate Account Charge	Monthly, on the Issue Date and on each Monthly Deduction Date	Guaranteed maximum: Effective annual rate of 0.50% of Accumulation Value in the Subaccounts Current: Effective annual rate of 0.50% of Accumulation Value in the Subaccounts(6)
Face Amount Charge	Monthly, on the Issue Date and on each Monthly Deduction Date	Maximum Charge(7)
Guaranteed maximum: $0.100
per $1,000 of Face Amount
Current: $0.100 per $1,000 of
Face Amount for the first 10
Policy Years, $0.00 thereafter
Minimum Charge(8)
Guaranteed maximum: $0.017
per $1,000 of Face Amount
Current: $0.017 per $1,000 of
Face Amount for the first 10
Policy Years, $0.000 thereafter
Representative Case(9)
Guaranteed maximum: $0.017
per $1,000 of Face Amount
Current: $0.017 per $1,000 of
Face Amount for the first 10
Policy Years, $0.00 thereafter
Policy Loan Interest	Policy Anniversary	6.00% of the outstanding loan(10)

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Optional Riders
Waiver of Specified Monthly Deduction Rider(11)(12)	On each Monthly Deduction Date following election of the Rider	Maximum: 65.00% of Specified Monthly Deduction(13) Minimum: 2.00% of Specified Monthly Deduction(14) Representative Case: 5.50% of Specified Monthly Deduction(9)
Spouse Term Rider(12)	On each Monthly Deduction Date following election of the Rider	Maximum: $5.214 per $1,000 of coverage(15) Minimum: $0.055 per $1,000 of coverage(16) Representative Case: $0.185 per $1,000 of coverage(17)
Children’s Term Rider(18)	On each Monthly Deduction Date following election of the Rider	Maximum: $0.464 per $1,000 of coverage Minimum: $0.464 per $1,000 of coverage
Accidental Death Benefit Rider(12)	On each Monthly Deduction Date following election of the Rider	Maximum: $0.132 per $1,000 of coverage(19) Minimum: $0.088 per $1,000 of coverage(20) Representative Case: $0.088 per $1,000 of coverage(9)
(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, underwriting class of risk as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative.
(2) This maximum cost of insurance charge reflects the annual cost of insurance rate per $1,000 of NAR for all rating classifications at age 120.
(3) The net amount at risk (NAR) under a Policy is equal to the Policy's Death Benefit on the Monthly Deduction Date divided by the monthly interest factor less the Total Accumulation Value at the beginning of the month prior to the deduction for the Cost of Insurance. The NAR may decrease or increase depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.
(4) This minimum cost of insurance charge is based on an Insured with the following characteristics: female, age 5, in the standard, non-tobacco underwriting class of risk.
(5) The representative case is based on Our representative Insured with the following characteristics: male, age 35, in the standard, non-tobacco underwriting class of risk. The charge indicated is the rate We deduct monthly for the first year cost of insurance charge.
(6) The monthly separate account charge is reduced to 0.25% after the first 20 Policy Years on the current scale.
(7) This maximum Face Amount charge is based on an Insured with the following characteristics: male, age 65, in the standard, non-tobacco underwriting class of risk.
(8) This minimum Face Amount charge is based on an Insured with the following characteristics: female, age 5, in the standard, non-tobacco underwriting class of risk.
(9) The representative case is based on Our representative Insured with the following characteristics: male, age 35, in the standard, low band non-tobacco underwriting class of risk.
(10) Because We transfer an amount equal to the amount of the loan from the Separate Account to Our Loan Account, which is a part of Our General Account, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 5.00% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 1.00%.

(11) The Specified Monthly Deduction includes the premium charge, the policy charge, the cost of insurance charge, the Face Amount charge and optional rider charges (if any). The Specified Monthly Deduction does not include the separate account charge.
(12) The charges associated with this optional rider will be determined based upon the Insured’s age, sex and underwriting class of risk. As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative.
(13) This maximum charge for the Waiver of Specified Monthly Deduction rider is based on an Insured with the following characteristics: female, age 55, in the standard, non-smoker underwriting class of risk.
(14) This minimum charge for the Waiver of Specified Monthly Deduction rider is based on an Insured with the following characteristics: male, age 25, in the standard, non-smoker underwriting class of risk.
(15) This maximum charge for the Spouse Term Rider is based on an Insured with the following characteristics: male, age 64, in the standard, smoker underwriting class of risk.
(16) This minimum charge for the Spouse Term Rider is based on an Insured with the following characteristics: female, age 18, in the standard, non-smoker underwriting class of risk.
(17) The representative case for the Spouse Term Rider is based on Our representative Insured with the following characteristics: male, age 35, in the standard, non-smoker underwriting class of risk.
(18) The monthly charge for the Children’s Term Rider is for any and all children You have or may have and does not vary based on insurance characteristics.
(19) This maximum charge for the Accidental Death Benefit rider is based on an Insured with the following characteristics: male, age 60, in the standard, smoker underwriting class of risk.
(20) This minimum charge for the Accidental Death Benefit rider is based on an Insured with the following characteristics: female, age 20, in the standard, non-smoker underwriting class of risk.

The next table below describes the range of fees and expenses for the Funds that You will indirectly pay during the time that You own the Policy. The table shows the minimum and maximum Total Annual Fund Operating Expenses as of December 31, 2019. These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the accompanying prospectus for the Funds.

Total Annual Fund Operating Expenses
	Minimum	Maximum
Range of expenses that are deducted from Fund assets, including management fees and other expenses	0.73%	1.42%

DESCRIPTION OF THE POLICY

Who We Are and How to Contact Us

Foresters Life Insurance and Annuity Company (“FLIAC”, “We” and “Our”), with its home office located at 40 Wall Street, New York, New York 10005, is a stock life insurance company incorporated under the laws of the State of New York in 1962. We issue life insurance policies and annuity contracts.

FLIAC is part of Foresters Financial Holding Company, Inc. (“FFHC”), a holding company which owns all of the voting common stock of FLIAC. Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, is currently the distributor of the Policies.

On October 17, 2019, The Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life.

For information or service concerning a Policy, You can contact Us in writing at Our Administrative Office, located at Raritan Plaza 1, P.O. Box 7836, Edison, NJ 08818-7836. You can call Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or fax Us at (732) 510-4209. You can also contact Us through Our website at www.foresters.com.

You should send any payments, Notices, elections, or requests, as well as any other documentation that We require for any purpose in connection with Your Policy to Our Administrative Office. No such payment, Notice, election or request will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

Separate Account E
We issue the Policies described in this prospectus through First Investors Life Variable Account E (“Separate Account E”). We established Separate Account E on September 30, 2004, under the provisions of the New York Insurance Law. Separate Account E is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

We segregate the assets of Separate Account E from the assets in Our general account (the “General Account”). The assets of Separate Account E fall into two categories: (1) assets equal to Our reserves and other liabilities under the Policies and (2) additional assets derived from expenses that We charge to Separate Account E. The assets equal to Our reserves and liabilities support the Policy. We cannot use these assets to satisfy any of Our other liabilities. The assets We derive from Our charges do not support the Policy, and We can transfer these assets in cash to Our General Account. Before making a transfer, We will consider any possible adverse impact that the transfer may have on Separate Account E.

All the income, gains and losses (realized or unrealized) allocated to Separate Account E are credited to or charged against Separate Account E without regard to Our other business. We are obligated to pay all amounts promised to Policyowners under the Policies even if these amounts exceed the assets in Separate Account E. Assets allocated to Separate Account E support the benefits under the Policy. The assets are in turn invested by each Subaccount of Separate Account E into a corresponding Fund at net asset value. Therefore, We own the shares of the underlying Funds, not You.

Each Subaccount reinvests any distributions it receives from a Fund by purchasing additional shares of the distributing Fund at net asset value. Accordingly, We do not expect to pay You any capital distributions from the Policies.

The Fixed Account
The Fixed Account is not part of Separate Account E. It is part of Our General Account. The General Account consists of all assets owned by Us, other than those in Separate Account E or in any other legally segregated separate accounts. The assets of the General Account support Our insurance obligations and are subject to general liabilities from Our business operations and to claims by Our general creditors. The assets of the General Account can be invested as We choose, subject to certain legal requirements. We guarantee that any assets that You choose to allocate to the Fixed Account will earn at least 2.00%, the minimum effective annual interest rate associated with Your Policy.

We may, but are not required to, declare interest in excess of this rate (“excess interest”). In the event that We declare excess interest, We are not required to guarantee that it will remain in effect for any specific period of time. Therefore, We may reduce or eliminate such excess interest at any time without prior notice to You. However any excess interest already credited to Your account is non-forfeitable. You do not share in any gains or losses that We experience in the Fixed Account or Our General Account. We bear the entire risk that the investments in Our General Account may not achieve the minimum guaranteed or declared rates of return.

Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Policy Value are subject to Our financial strength and claims-paying ability. There is no guarantee that We will always be able to meet Our claims-paying obligations.

The interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the General Account is registered as an investment company under the 1940 Act. Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

VIP Series
On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company, Inc. an affiliate of FLIAC, which prior to that date were the only funds available to Contractowners, reorganized into a substantially similar series of the Delaware VIP® Trust, managed by Delaware Management Company (“DMC”), a series of Macquarie Investment Management Business Trust.

The Delaware VIP Trust is an open-end management investment company registered with the SEC under the 1940 Act. The VIP Series consist of a variety of separate Funds, twelve (12) of which are available to Contractowners. Each of the Funds currently offers its shares only through the purchase of a Contract or another variable life or variable annuity Contract issued by FLIAC or by other insurance companies. Each of the Funds reserves the right to offer its shares to other separate accounts or directly to Us. Although some of the Funds have similar names, the same portfolio manager and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

The VIP Series are selected to provide an appropriate range of investment options for persons invested in the Policies from conservative to more aggressive investment strategies. DMC is the investment adviser of the VIP Series and receives investment management fees for its services. DMC pays a portion of its investment management fees to subadvisers who manage certain of the VIP Series. DMC is a series of Macquarie Investment Management Business Trust, a Delaware statutory trust, and is located at 2005 Market Street, Philadelphia, PA 19103. DMC has retained Smith Asset Management Group, L.P., 100 Crescent Court, Suite 1150, Dallas, TX 75201, to serve as the subadviser of the Delaware VIP Growth Equity Series and Ziegler Capital Management, LLC, 170 West Madison Street, 24th floor, Chicago, IL 60602 to serve as subadviser for the Delaware VIP Covered Call Strategy Series. In addition, DMC may seek investment advice, recommendations and/or allow security trades on its behalf for Funds in the VIP Series by certain of its affiliates which have specialized market knowledge in relevant areas and which it has engaged as a subadvisor to Funds in the VIP Series. These affiliated subadvisors include, Macquarie Investment Management Austria Kapitalanlage AG, Kaerntner Strasse 28, 1010 Vienna , Austria, with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Global Limited, 50 Martin Place, Sydney Australia with respect to the Delaware VIP Fund For Income Series, Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Special Situations Series, Delaware VIP International Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Investment Management Europe Limited, 28 Ropemaker Street, London, England with respect to the Delaware VIP Fund For Income Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Total Return Series and Delaware VIP Investment Grade Series; Macquarie Funds Management Hong Kong Limited, Level 18, One International Finance Centre, One Harbour View Street, Central, Hong Kong, with respect to the Delaware VIP Equity Income Series, Delaware VIP Growth and Income Series, Delaware VIP Opportunity Series, Delaware VIP Special Situations Series, Delaware VIP International Series and Delaware VIP Total Return Series. See the VIP Series prospectus for more information about the investment adviser and subadvisers.

The following table includes the investment objective for each available Fund. There is no guarantee that any of the Funds will achieve its stated objective. There is a Subaccount with a similar name as its corresponding underlying Fund. The following table also identifies the Subaccount that corresponds with each Fund. The degree of investment risk You assume will depend on the Subaccounts You select. You should consider Your allocations carefully. The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the attached VIP Series prospectus, which You should read carefully before investing. You may obtain a VIP Series prospectus by writing to Us at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837, calling Us at (800) 832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or faxing Us at (732) 510-4209. You also can obtain a VIP Series prospectus at www.delawarefunds.com/dcio/literature.

Subaccount	Fund	Investment Objective
Covered Call Strategy Subaccount	Delaware VIP Covered Call Strategy Series	Long-term capital appreciation.
Equity Income Subaccount	Delaware VIP Equity Income Series	Total return.
Fund For Income Subaccount	Delaware VIP Fund For Income Series	High current income.
Government Cash Management Subaccount	Delaware VIP Government Cash Management Series	Current income consistent with the preservation of capital and maintenance of liquidity.
Growth and Income Subaccount	Delaware VIP Growth and Income Series	Long-term growth of capital and current income.
International Subaccount	Delaware VIP International Series	Long-term capital growth.
Investment Grade Subaccount	Delaware VIP Investment Grade Series	A maximum level of income consistent with investment primarily in investment grade debt securities.
Limited Duration Bond Subaccount	Delaware VIP Limited Duration Bond Series	Current income consistent with low volatility of principal.
Opportunity Subaccount	Delaware VIP Opportunity Series	Long-term capital growth.
Growth Equity Subaccount	Delaware VIP Growth Equity Series	Long-term growth of capital.
Special Situations Subaccount	Delaware VIP Special Situations Series	Long-term growth of capital.
Total Return Subaccount	Delaware VIP Total Return Series	Sustainable current income with potential for capital appreciation with moderate investment risk.

HOW THE POLICY WORKS
The Policy provides life insurance protection on the named Insured, and pays Death Benefit proceeds when the Insured dies while the Policy is in effect. The Policy offers: (1) flexible premium payments where You decide the timing and amount of the payment; (2) a choice of two Death Benefit Options; (3) access to the Policy’s Surrender Value through loans, full surrenders and partial withdrawals (within limits); (4) the ability to increase or decrease the Policy’s Face Amount; (5) a guarantee that the Policy will not lapse during the first 10 Policy Years if the specified minimum monthly premiums have been paid; (6) additional benefits through the use of optional riders; and (7) a selection of investment options, consisting of twelve (12) Subaccounts and a Fixed Account with a guaranteed minimum interest rate. We will pay the designated Beneficiary the Death Benefit proceeds if the Policy is still in effect when the Insured dies. During the first 10 Policy Years, We guarantee that the Policy will not lapse so long as the total amount of premiums paid (less any loans and partial withdrawals) is at least equal to the minimum monthly premium under Your Policy (which is determined by the Insured’s sex, age on the Issue Date, underwriting classification and the Face Amount of the Policy) multiplied by the number of months the Policy has been in force. Your Policy will stay in effect as long as the Net Surrender Value of Your Policy is sufficient to pay Your Policy’s Monthly Deduction.

The Policy offers You a choice of: (a) a level Death Benefit Option equal to the Face Amount of Your Policy, or (b) a Death Benefit Option which varies and is equal to the sum of Your Policy’s Face Amount and Total Accumulation Value (and, as a result, will increase or decrease depending on the performance of the investment options You select). The Death Benefit proceeds will be reduced by any outstanding loans and accrued interest and any due and unpaid charges.

POLICY APPLICATION PROCESS
To purchase a Policy, You must submit a completed life insurance Application to Us and provide Us with evidence of insurability that is satisfactory to Us. Before issuing a Policy, We conduct underwriting to determine the proposed Insured's insurability.

We conduct, at our expense, standard underwriting, which may include, but is not limited to, the testing of blood and urine, a physical examination, communication with the proposed Insured’s physician or other tests We feel are necessary or appropriate. The amount of information We require for standard underwriting depends on the proposed Insured’s age and the amount of insurance for which the proposed Insured has applied.

If Your Application is accepted, We will credit Your Policy with the initial Net Premium on the Issue Date. Until such time, Your initial premium is held in Our General Account, during which time it may earn interest. If a Policy is not issued, We will return Your premium without interest. We reserve the right to reject any Application for any reason, including but not limited to failure to meet Our underwriting criteria. The Insured will be covered under the Policy as of the Policy’s Issue Date.

PREMIUMS
The initial premium is the premium due on the Issue Date. The minimum amount of the initial premium is the minimum amount necessary for us to issue a Policy and is determined by Your age, sex, underwriting classification and the Face Amount You select. Once You have purchased Your Policy, You can make premium payments as often as You like and for any amount You choose, within certain limits discussed below.

You will select a planned premium schedule in Your Application. The planned premium schedule is Our understanding of Your intention regarding premium payments at any particular time. You may change the amount and/or frequency of Your planned premium by giving us Notice.

Our acceptance of Your planned premium schedule does not in any way imply or guarantee insurance coverage or any other benefit provided by this Policy will continue.

If Your planned premium schedule payment frequency is annual, semi-annual or quarterly, We will send You a premium reminder notice for the amount of the planned premium.

Regardless of the planned premium schedule, additional premiums may be paid at any time and in any amount, within certain limits discussed below. However, You should note carefully that the amount and frequency of premiums paid will affect values in this Policy and may affect the amount and duration of insurance.

If You have a Policy loan balance and payment is intended by You to be a Policy loan repayment, You must designate the payment as a loan repayment; otherwise We will credit the payment amount to the Policy as a premium payment and allocate the premium according to the allocation instructions You previously provided.

Premium Limits
The following limits apply to the premiums you may make:

●	Except in the case of an exchange from another MEC, We will not accept, within the first Policy Year, a premium that will cause this Policy to become a MEC. Please see the discussion of “Federal Tax Information” below for more on certain federal income tax aspects of MECs.

●	We will not accept a premium payment that is less than the minimum premium amount under Your Policy.

●	We reserve the right to request that You provide evidence of insurability satisfactory to Us and We may limit or reject any additional premium payments.

ALLOCATION OF NET PREMIUMS TO INVESTMENT OPTIONS
When You purchase a Policy, You select the percentage allocation of Your premium to the Subaccounts of Separate Account E and/or the Fixed Account.

Your allocations are subject to the following constraints:

1.	Allocation percentages must be in whole numbers;

2.	Allocation percentages must add to 100%; and

3.	The allocation percentage for the Fixed Account may not exceed 50%.

On the Policy’s Issue Date, the proportion of the initial Net Premium You designated for the Fixed Account will be allocated to the Fixed Account. The remainder of the initial Net Premium You designated for the Subaccounts will be allocated to the Government Cash Management Subaccount for the Right to Examine Period. Upon the expiration of the Right to Examine Period, We will reallocate the Subaccount Accumulation Value in the Government Cash Management Subaccount to the Subaccounts You designated on Your Application. Subsequent premiums will be allocated to the Fixed Account and/or the Subaccounts according to Your allocation percentages on file, unless You request a change in Your allocation percentages. A change in the allocation percentages for future premiums will affect reallocations occurring under the Automated Subaccount Reallocation Option. See “Automated Subaccount Reallocation Option” for additional information.

The Net Premium is credited to Your Policy on the Policy's Issue Date and on the day We receive each additional premium from You. Your Net Premiums buy units of the Subaccounts and not shares of the Funds in which the Subaccounts invest.

Reallocating Your Policy Assets
Subject to the restrictions discussed below, You may change the allocation of Your Unloaned Accumulation Value (the value of the Subaccount Accumulation Value plus the Fixed Account Accumulation Value) among the Subaccounts, or among the Subaccounts and the Fixed Account, through a Transfer of Unloaned Accumulation Value by written Notice, by telephone, or through participation in Our Systematic Transfer Option or Our Automated Subaccount Reallocation Option. Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

Transfer of Unloaned Accumulation Value
You may transfer all or a portion of the Unloaned Accumulation Value between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account by providing Us with written Notice of Your request or by calling (800) 832-7783. There is a limit of six transfers between two or more Subaccounts in any 12-month period. Only one transfer of the Unloaned Accumulation Value either to or from the Fixed Account is allowed in any 12-month period. The minimum transfer amount is $100. Each transfer from the Fixed Account is limited to the greater of $1,000 or 25% of the Fixed Account Accumulation Value. Each transfer to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Accumulation Value to the Total Accumulation Value to exceed 50%.

We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account. A transfer of Unloaned Accumulation Value made while the Automated Subaccount Reallocation Option is in effect automatically terminates the Automated Subaccount Reallocation Option. Requests for transfers are processed as of the Business Day We receive them, as described in “Processing Transactions”. We may defer transfers under the conditions described under “Payment and Deferment”.

Telephone Transfer Option
You may make transfers of Unloaned Accumulation Value as described above via telephone by calling (800) 832-7723. You will be required to provide certain information for identification purposes when requesting a transaction by telephone and We may record Your telephone call. We may require written confirmation of Your request.

We will not be liable for losses resulting from telephone requests that We believe are genuine. We reserve the right to revoke or limit Your telephone transaction privileges. Telephone privileges may be denied to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available. For example, there may be interruptions in service beyond Our control such as weather-related emergencies.

Systematic Transfer Option
You may request that a specified dollar amount of Unloaned Accumulation Value be transferred from any one or more Subaccounts (the “originating Account(s)”) to any one or more other Subaccounts (the “receiving Account(s)”) at monthly or quarterly intervals, as selected. The first such systematic transfer occurs on the first Business Day of the Policy Month or Policy Quarter that next follows the date We receive Your request. Transfers under this option may not be designated either to or from the Fixed Account. The minimum amount that may be transferred either from or to any one Account is $100. All transferred amounts must be specified in whole dollars.

The Systematic Transfer Option will terminate as to an originating Account if and when that Account is depleted. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies, see “Transfer of Unloaned Accumulation Value” above. However, We reserve the right to impose a charge in the future for this option not to exceed $10. The Systematic Transfer Option terminates if and when the Unloaned Accumulation Value remaining in the originating Subaccount is depleted. We may terminate this option or modify Our rules governing this option at Our discretion by giving You 31 days written notice.

Automated Subaccount Reallocation Option
If You request, We will automatically reallocate the Subaccount Accumulation Value every Policy Quarter according to the most recent premium allocation instructions on file with Us. The first such reallocation will occur on the first Business Day of the Policy Quarter that next follows the date on which We receive Your request.

Upon reallocation, the amount of Subaccount Accumulation Value allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a)	is equal to:

	1.	The allocation percentage You have specified for that Subaccount; divided by

	2.	The sum of the allocation percentages for all such Subaccounts; and,

(b)	is equal to the sum of the Accumulation Values in all of the Subaccounts at the time of the reallocation.

Any requested changes in Your premium allocation instructions are reflected in the next quarterly reallocation following the change. The reallocation will only affect the allocation of Unloaned Accumulation Values among the Subaccounts. It will not affect the Fixed Account Accumulation Value. Reallocation transfers of Subaccount Accumulation Value made under this option are not subject to the minimum transfer amount described under “Transfer of Unloaned Accumulation Value”. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies. However, We reserve the right to impose a charge for this option in the future not to exceed $10.

A transfer of Unloaned Accumulation Value made while this Automated Subaccount Reallocation Option is in effect automatically terminates the option. You may subsequently reelect this option by providing Us with Notice. We may terminate or modify Our rules governing this option by giving You 31 days written notice.

Our Policies on Frequent Reallocations Among Subaccounts
The Policy is designed for long-term insurance/investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. We therefore limit reallocations to six in any 12-month period (not counting systematic and automated reallocations). We apply this limitation uniformly to all Policies.

We monitor Subaccount reallocations in an effort to prevent Policyowners from exceeding the annual limit on reallocations. We cannot guarantee that Our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

We will only accept a transaction request that is in writing or by telephone, and that complies with Our requirements for such requests. We will not accept transaction requests by any other means, including, but not limited to, facsimile or e-mail requests. As described in the VIP Series prospectus, the Board of Trustees of the Funds has adopted policies and procedures to detect, deter and prevent frequent trading in the shares of the VIP Series and reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy. In order to protect Policyowners and to comply with the underlying Funds’ policies, it is Our policy to reject any reallocation request, without any prior notice, that appears to be part of a market timing strategy based upon the holding period of the investment, the amount of the investment being exchanged, and the Subaccounts involved.

The Risks to Policyowners of Frequent Reallocations
To the extent that Our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Policyowners who invest in the Funds through Our Subaccounts.

In the case of the Subaccounts that invest indirectly in high yield bonds and small cap stocks, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders.

In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the New York Stock Exchange (“NYSE”). This could cause dilution in the value of the shares held by other shareholders.

THE DEATH BENEFIT
The Death Benefit is the amount We pay to the named Beneficiary upon the death of the Insured prior to the Maturity Date while this Policy is in force. The Death Benefit is the greater of the Basic Death Benefit or the Minimum Death Benefit, as described below. You may select between two options of the Basic Death Benefit.

The amount of the Death Benefit will depend upon the Face Amount of insurance coverage You select, the Death Benefit option You elect, the performance of the Subaccounts to which You allocate Your assets, the interest You earn on allocations, if any, to the Fixed Account, any optional riders You elect, and the amount of any Policy loans outstanding upon the death of the Insured.

Face Amount
You select the Face Amount of insurance coverage when You purchase the Policy. Our current minimum Face Amount for a Policy is $100,000. The Face Amount of Your Policy affects the Death Benefit to be paid and the fees and charges You will pay under the Policy. You may request to increase or decrease the Face Amount, but You may not decrease the Face Amount below the minimum Face Amount.

Increasing the Face Amount - You may request an increase in the Face Amount by giving us Notice. We will require evidence of insurability acceptable to Us, based on Our current published underwriting standards. The attained age of the Insured at the time of request must be less than the maximum issue age for this Policy. The minimum Face Amount increase is $50,000. The cost of insurance for each increase in the Face Amount will be based on the Insured’s attained age and underwriting risk class at the time the increase takes effect. An increase in Face Amount will result in a new table of surrender charges applicable to that increase (see “Surrender Charges”).

Before requesting an increase in the Face Amount, You should consider that any increase in the Face Amount will result in additional cost of insurance charges, additional surrender charges, and a new period for incontestability or certain suicide provisions applicable to the increase.

Decreasing the Face Amount - You may request a decrease in the Face Amount by giving us Notice. You may not decrease the Face Amount below the minimum Face Amount of $100,000. Any decrease will go into effect on the Monthly Deduction Date that falls on or next follows receipt by Us of Your request. The decrease will first reduce prior increases in Face Amount in the reverse chronological order in which the increases occurred. After all prior increases in the Face Amount have been reduced, any additional decreases in the Face Amount will reduce the initial Face Amount provided under the original Application.

A decrease in Face Amount will be subject to surrender charges according to the table of surrender charges applicable to that portion of the Face Amount (see “Surrender Charges”).

Before requesting a decrease in the Face Amount, You should consider that any decrease in the Face Amount may result in a surrender charge and a reduced Death Benefit.

Death Benefit
The Death Benefit is the greater of the Basic Death Benefit or the Minimum Death Benefit. You may select between two options of the Basic Death Benefit.

Basic Death Benefit, Option A - the Face Amount of Your Policy on the date of the Insured’s death.

Basic Death Benefit, Option B - the Face Amount of Your Policy on the date of the Insured’s death plus the Total Accumulation Value on the date of the Insured’s death.

Minimum Death Benefit - The Minimum Death Benefit at any time is equal to the Total Accumulation Value divided by the net single premium per dollar of insurance. The net single premium per dollar of insurance is the amount that would be required to purchase one dollar of paid up whole life insurance, based on the Insured’s sex, attained age, and underwriting classification, based on the 2001 CSO Table for Policies for the Insured’s sex and smoking status, and assuming a 4% rate of interest.

A Policy with a lower net single premium per dollar of insurance will have a higher Minimum Death Benefit than an otherwise comparable Policy that has a higher net single premium per dollar of insurance. The amount of the net single premium will generally be lower for a younger Insured than for an older Insured, lower for a female Insured than for a comparable male Insured, and lower for an Insured who does not use tobacco than for an Insured who does. If the Insured presents other special risks, net single premiums will reflect upward adjustments from the mortality table that otherwise would be applicable.

The net single premium per dollar of insurance increases over the period of time that a Policy is in force, as the Insured’s age increases. This means that each year that Your Policy is in force, the Minimum Death Benefit will be smaller in relation to the Policy’s Total Accumulation Value than it was the year before.

Effect of Partial Withdrawals on the Death Benefit

The Death Benefit will be reduced by the amount of any partial withdrawal from the Policy. Thus, under Basic Death Benefit, Option A, the Face Amount will be correspondingly reduced to the excess, if any, of the Face Amount over the result of (a) – (b) where:

(a)	Is the Death Benefit immediately prior to the partial withdrawal; and

(b)	Is the amount of the partial withdrawal and any charge for the partial withdrawal.

Changing the Death Benefit Option
You may request a change in the Death Benefit Option by giving us Notice. The change will go into effect on the Monthly Deduction Date on or next following the date We receive the request for change. We may require evidence of insurability prior to approving any change in Death Benefit Option that results in an increase in the net amount at risk at the time of such option change.

The following Death Benefit Option changes will not require evidence of insurability subject to the conditions outlined.

If You request a change from Basic Death Benefit, Option B to Basic Death Benefit, Option A, the Face Amount under Death Benefit, Option A will be increased to equal the Death Benefit available under Basic Death Benefit, Option B on the effective date of change.

If You request a change from Basic Death Benefit, Option A to Basic Death Benefit, Option B, and the Face Amount exceeds the Death Benefit less the Total Accumulation Value, the Face Amount will be decreased so that it equals the Death Benefit less the Accumulation Value on the effective date of the change. Such a change will not be allowed if the resulting Face Amount is less than Our minimum Face Amount.

No more than one Death Benefit Option change will be permitted in a 12 month period.

Death Benefit Proceeds
The Death Benefit proceeds under this Policy will be the sum of:

1.	The Death Benefit; plus

2.	Any insurance on the life of the Insured provided by optional benefit riders; less

3.	The amount needed to keep this Policy in force to the end of the Policy Month of death, if the Insured died during the Policy Grace Period; less

4.	Any Policy loan balance.

Generally, We pay the Death Benefit within seven days after We receive due proof of death and/or any other documentation We require at Our Administrative Office. We credit interest on the Death Benefit proceeds from the date of death until We pay the Death Benefit. The Death Benefit proceeds will be paid in one lump sum, unless the Policy’s death benefit proceeds exceed $1,000 and You elect a settlement option described below (see “Settlement Options”). Prior to the Insured’s death, You can elect the settlement option or change a previously elected settlement option. At the time of the Insured’s death, if You did not make an election, the Beneficiary may apply the Death Benefit proceeds to one of the settlement options. We must receive an election of or a change to a settlement option in writing at Our Administrative Office in a form acceptable to Us.

ACCUMULATION VALUE
Determining Your Total Accumulation Value
The Total Accumulation Value of this Policy at any time is equal to the Subaccount Accumulation Value plus the Fixed Account Accumulation Value plus the Loan Account Accumulation Value. This amount is allocated based on the instructions You give Us. A number of factors affect Your Policy’s Total Accumulation Value, including, but not limited to:

●	the amount and frequency of Your premium payments;

●	the investment experience of the Subaccounts You choose;

●	the interest credited on the amount You allocate to the Fixed Account, if any;

●	the Policy loan balance;

●	the amount of any partial withdrawals You make (including any charges You incur as a result of such withdrawals); and

●	the amount of charges We deduct.

The Subaccount Accumulation Value plus the Fixed Account Accumulation Value is referred to as the Unloaned Accumulation Value.

Determining Your Subaccount Accumulation Value
The value You have in each Subaccount at any time is equal to the number of units Your Policy has in that Subaccount, multiplied by that Subaccount’s unit value. The Subaccount Accumulation Value is equal to the sum of the value You have in each Subaccount.

We determine the unit value for each Subaccount at the regularly scheduled close of business of the NYSE, on each day the NYSE is open for regular trading (“Business Day”). The NYSE is closed on most national holidays and Good Friday. We value shares of each Fund at the net asset value per share as determined by the Fund and reported to us by the Fund’s investment adviser. Each Fund determines the net asset value of its shares as described in the VIP Series prospectus.

The unit value of a Subaccount on any Valuation Day is equal to the unit value on the previous Valuation Day, multiplied by the net investment factor for that Valuation Day.

The net investment factor for a Subaccount on any Business Day is equal to (a) divided by (b) where:

(a)	is the net asset value per share of the designated Fund at the end of the Business Day, plus the per share amount of any dividend or capital gain distribution declared by the Fund since the previous Business Day, less the per share amount of any taxes deducted by us; and

(b)	is the net asset value per share of the designated Fund on the previous Business Day.

Determining Your Fixed Account Accumulation Value
On the Issue Date, the Fixed Account Accumulation Value is equal to the portion of the initial Net Premium less the portion of the Monthly Deduction for the first Policy Month that is allocated to the Fixed Account.

The Fixed Account Accumulation Value on succeeding Monthly Deduction Dates is equal to:

1.	the Fixed Account Accumulation Value on the previous Monthly Deduction Date;

plus the sum of the following transactions that have occurred since the last Monthly Deduction Date:

2.	any additional Net Premiums allocated to the Fixed Account;

3.	any transfers into the Fixed Account, including transfers due to the repayment of a loan; and

4.	interest accrued on the Fixed Account Accumulation Value, at the daily equivalent of the Fixed Account interest rate;

less the sum of the following transactions that have occurred since the last Monthly Deduction Date:

5.	the portion of the Monthly Deduction for the current Policy Month allocated to the Fixed Account;

6.	any transfers out of the Fixed Account, including transfers due to the making of a loan; and

7.	any partial withdrawals allocated to the Fixed Account.

SURRENDERS AND PARTIAL WITHDRAWALS
Policy Surrenders
You may fully surrender the Policy at any time while the Insured is living for its Total Accumulation Value less the applicable surrender charge and any outstanding Policy loans and loan interest (“Net Surrender Value”). A full surrender will be effective on the date that We receive both the Policy and a written request in a form acceptable to Us. The amount payable will be the Net Surrender Value that We next compute after We receive the surrender request at Our Administrative Office. You should note that because the Total Accumulation Value of the Policy fluctuates with the performance of the Subaccounts and the interest credited to the Fixed Account, and because a surrender charge may apply, the Net Surrender Value may be more or less than the total premium payments You have made less any applicable fees and charges. Upon a full surrender, Your Policy will terminate.

Partial Withdrawals
You may request a partial withdrawal of a portion of the Unloaned Accumulation Value under Your Policy at any time after the first Policy Anniversary while the Insured is living. The partial withdrawal will be effective on the date We receive Your Notice.

The Amount and Frequency Permitted for Partial Withdrawals
The minimum amount that You must request for a partial withdrawal is set forth in Your Policy Schedule. The maximum partial withdrawal amount is 90% of Your Unloaned Accumulation Value, however in no case can You withdraw an amount which would:

(a)	reduce the Face Amount to less than the minimum Face Amount for the Policy ($100,000);

(b)	reduce the Surrender Value to less than six times the most recent Monthly Deduction; or

(c)	reduce the Loan Value to less than the Policy loan balance.

The amount of the partial withdrawal and any charge for the partial withdrawal will be deducted from the Total Accumulation Value. Unless You instruct Us otherwise, We will withdraw these amounts from the Subaccounts and/or Fixed Account in the same proportion as the Subaccount Accumulation Value in each Subaccount and the Fixed Account Accumulation Value bears to the Unloaned Accumulation Value.

The maximum number of partial withdrawals allowed in a Policy Year is 12.

The Effect of Partial Withdrawals
The Death Benefit will be reduced by the amount of the partial withdrawal. Thus, under Death Benefit, Option A, the Face Amount will be correspondingly reduced to the excess, if any, of the Face Amount over the result of (a) – (b) where:

(a)	is the Death Benefit immediately prior to the partial withdrawal; and

(b)	is the amount of the partial withdrawal and any charge for the partial withdrawal.

The Face Amount reduction, if any, resulting from a partial withdrawal will be subject to a surrender charge as described under “Decreases in Face Amount.” However, there is no surrender charge associated with a partial withdrawal under Basic Death Benefit, Option B.

For example, under Basic Death Benefit, Option A, a policyholder with an Unloaned Accumulation Value of $50,000 and Face Amount equal to the Death Benefit of $150,000 may choose to take a partial withdrawal of $5,000. Including the $25 partial withdrawal fee, the Death Benefit would be reduced by $5,025. After taking the withdrawal, the Policy would have an Unloaned Accumulation Value of $44,975, a Face Amount of $144,975, and a Death Benefit of $144,975.

We will deduct any applicable surrender charge from the Unloaned Accumulation Value that remains after deducting Your partial withdrawal, so that You receive the full amount of the Partial Withdrawal requested. The surrender charge will be apportioned and the Face Amount of the Policy will be reduced on the same basis and in the same order as described above under “Surrender Charge.”

We charge a $25.00 partial withdrawal processing fee to process each partial withdrawal. We will deduct this charge from the Total Accumulation Value remaining after the partial withdrawal. To the extent there is a balance remaining, the charge will be deducted from each Subaccount and/or the Fixed Account in the proportion that such account bears to the Total Accumulation Value prior to the partial withdrawal. Any portion of this charge that cannot be assessed due to insufficient value in any account will be allocated proportionally to the balances in the remaining accounts. We may defer payment of partial withdrawal proceeds under the conditions described in “Payment and Deferment”.

A request for a partial withdrawal in an amount that would result in a failure to continue to qualify the Policy for the Monthly No Lapse Premium Guarantee will not be processed without Your consent to terminate the Monthly No Lapse Premium Guarantee as of the date the partial withdrawal is made.

POLICY LOANS
If You meet the terms of the Policy and Our procedures, You may borrow up to 75% of the Surrender Value of the Policy during the first three Policy Years and 90% of the Surrender Value of the Policy after the first three Policy Years (We refer to these amounts as the “Loan Value”), if You assign Your Policy to Us as sole security. The amount available to You as a loan at any time is the Loan Value less any existing Policy loan balance, any loan interest to the next Policy Anniversary, and the Monthly Deductions to the next Policy Anniversary.

We charge daily interest on the outstanding loan amount at an effective annual rate of 6.00% compounded on each Policy Anniversary. In general, if We approve the loan, We send the loan amount within seven days of receipt of the request. We will not permit a loan unless it is at least $500. You may repay all or a portion of any loan and accrued interest at any time. The minimum loan repayment amount is $100 or the Policy loan balance, if less. You must designate a loan repayment as such. Any payment We receive from You that is not designated as a loan repayment will be credited to the Policy as a premium payment and will be allocated according to the allocation instructions You previously provided.

When You take a loan, We transfer a portion of the Unloaned Accumulation Value equal to the loan amount from the Subaccount(s) and/or the Fixed Account that You have selected to Our General Account. We charge the loan amount to each Subaccount and/or the Fixed Account, if applicable, in the proportion which the value of each Subaccount and/or the Fixed Account bears to the Unloaned Accumulation Value of the Policy as of the date of the loan. A Policy loan reduces the Death Benefit and the Surrender Value by the amount of the loan. A Policy loan may also permanently affect the Unloaned Accumulation Value, whether or not You repay the loan in whole or in part. This occurs because We credit the amount in the loan account at the assumed interest rate of 5.00%. Thus, even if it is repaid, a Policy loan may have a negative impact on the Unloaned Accumulation Value if the actual net investment returns of the Subaccounts You have selected exceed the assumed interest rate of 5.00%. The longer the loan is outstanding, the greater the impact is likely to be.

If You do not pay the loan and interest when it is due on each Policy anniversary, We will increase Your loan by the amount of any unpaid interest, and We will transfer an equivalent amount of Unloaned Accumulation Value from the Subaccount(s) and/or the Fixed Account to the General Account. We will credit loan repayments to each Subaccount and/or the Fixed Account in proportion to Your allocation to each Subaccount.

We subtract the amount of any outstanding loan plus interest from the Death Benefit or Cash Value payable to You or Your Beneficiary.

While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC. A Policy loan may also cause a Policy to terminate if the Cash Value of the Policy falls below the total amount borrowed due to fluctuation in the values of the Subaccounts selected or other factors. In such case, the entire amount of the loan is immediately taxable to the extent it exceeds Your basis in the Policy. You should, therefore, consult with a qualified tax adviser before taking Policy loans.

TERMINATION
The Policy will terminate upon the sooner of:

●	the date the Policy is fully surrendered (see “Surrenders”);

●	the date the Policy lapses because of insufficient funds to pay Our fees and charges;

●	the date of the Insured’s death (see “Death Benefit”); or

●	the Maturity Date.

Maturity Date
The Policy will terminate if the Insured is still living and attains the age of 120. Upon reaching the Maturity Date, We will terminate the Policy and pay to You the Total Accumulation Value, less any Policy loan balance.

Lapse
The Policy will terminate without value if on any Monthly Deduction Date the Net Surrender Value is insufficient to pay the Monthly Deduction due, except to the extent that a no lapse period or grace period applies as discussed below.

Please note that this Policy offers an optional Waiver of Specified Monthly Deduction Rider for an additional charge. Even if You select this rider and it is in effect, Your Policy may lapse. Under the terms and conditions of the rider, in certain circumstances, We will waive a portion of Your Monthly Deduction (an amount We call the Specified Monthly Deduction). The portion of Your Monthly Deduction that We will waive does not include the separate account charge. Thus, even if this rider is in effect, You will be charged a Monthly Deduction (which will be comprised of the separate account charge only) and Your Policy may terminate without value if on any Monthly Deduction Date the Net Surrender Value is insufficient to pay the Monthly Deduction due, except to the extent that the Monthly No Lapse Premium Guarantee, No Lapse Guarantee Grace Period or Policy Grace Period applies as discussed below. Your ability to pay the Monthly Deduction (i.e., the separate account charge) may be affected by the investment performance of the Subaccounts You have selected and any Policy loans You have outstanding.

Monthly No Lapse Premium Guarantee
The Monthly No Lapse Premium Guarantee ensures that the Policy will remain in force during the first 10 years even if on a Monthly Deduction Date, the Unloaned Accumulation Value is less than the Monthly Deduction. In order for the Monthly No Lapse Premium Guarantee to remain in effect, the sum of Your premiums paid minus any Policy loan balance and any partial withdrawals and charges for them must at all times at least equal the sum of the Monthly No Lapse Premiums applicable since the Issue Date. The amount of the Monthly No Lapse Premiums is determined by the Insured’s sex, age on the Issue Date, underwriting classification and the Face Amount of the Policy. We will adjust the amount of the Monthly No Lapse Premium as necessary to reflect Policy changes.

When the Policy is in force under the Monthly No Lapse Premium Guarantee and the Unloaned Accumulation Value is zero, Monthly Deductions will accumulate as due and unpaid. When the Unloaned Accumulation Value next becomes positive, the Monthly Deductions accumulated as due and unpaid will be deducted.

You are not required to pay the Monthly No Lapse Premiums on a monthly-basis, but the aggregate amount of the premiums You have paid must be equal to or greater than the sum of the Monthly No Lapse Premiums applicable since the Issue Date. If on any Monthly Deduction Date, the sum of Your premiums paid minus any Policy loan balance and any partial withdrawals and charges for them does not equal or exceed the accumulated Monthly No Lapse Premiums, this provision will terminate after the expiration of the No Lapse Guarantee Grace Period described below.

No Lapse Guarantee Grace Period
If on a Monthly Deduction Date occurring more than 61 days prior to the end of the 10-year no lapse period, the sum of Your premiums paid minus any Policy loan balance, loan interest due and any partial withdrawals and charges for them does not equal or exceed the sum of the Monthly No Lapse Premiums applicable since the Issue Date, a No Lapse Guarantee Grace Period will be allowed for the payment of an additional premium to keep the Monthly No Lapse Premium Guarantee in effect. The additional premium that must be paid is the amount that is needed for the sum of Your premiums paid minus any Policy loan balance, loan balance due and any partial withdrawals and charges for to equal or exceed the sum of the Monthly No Lapse Premiums applicable since the Issue Date at the end of the No Lapse Guarantee Grace Period. If the amount of premium required is not paid by the end of the No Lapse Guarantee Grace Period, the Monthly No Lapse Premium Guarantee will terminate and may not be reinstated at a later time.

Policy Grace Period
If the Monthly No Lapse Premium Guarantee is not in effect, then this Policy will enter the Policy Grace Period if on a Monthly Deduction Date, the Net Surrender Value is insufficient to cover the Monthly Deduction due.

A Policy Grace Period of 61 days will be allowed for the payment of premium needed to keep this Policy in force. The minimum premium required to keep this Policy in force is three times the Monthly Deduction due on the date of insufficiency.

This Policy will stay in force during the Policy Grace Period. At least 30 days before the end of the Policy Grace Period, We will send You a notice of the required premium due. If the amount specified in the notice is not paid within the Policy Grace Period, this Policy will terminate without value at the end of the Policy Grace Period.

If the Insured dies during the Policy Grace Period, the amount needed to keep this Policy in force to the end of the Policy Month of death will be deducted from the Death Benefit proceeds.

Reinstatement
If the Policy lapses, You may apply for reinstatement within three years of lapse. A Policy surrendered for cash may not be reinstated.

To reinstate this Policy, We will require You to:

(1)	Present evidence acceptable to us, which, in some cases, may involve standard underwriting, including a medical examination that the Insured is insurable at the same underwriting class as this Policy was originally issued;

(2)	Pay enough premium to keep this Policy in force for two months;

(3)	Pay or reinstate any Loan Balance; and

(4)	Pay all Monthly Deductions that were due and unpaid before the end of the Policy Grace Period.

We will send You the necessary Application and other requirements within 15 days after We receive Your reinstatement request. We may require that You return this Policy to Us in order to put the reinstatement into effect.

The reinstatement date will be the Monthly Deduction Date that falls on or next follows the date We approve the reinstatement Application.

SETTLEMENT OPTIONS
You or Your Beneficiary may elect to apply all or a portion of the proceeds of a surrender or death benefit payment, as applicable, under any one of the following fixed benefit settlement options rather than receive a single payment of Policy proceeds. The Policy proceeds must be at least $1,000 and the settlement option chosen must be a minimum of $50 per payment received. The amount of the payment under life income options will depend on the age and sex of the person whose life determines the duration of payments. Federal tax consequences may vary depending on the settlement option chosen. The options are as follows:

Payment of a Designated Amount - Payments in equal monthly, quarterly, semi-annual, or annual installments until proceeds applied under the option and interest on unpaid balance at a rate of 2½% per year and any additional interest are exhausted.

Payment for a Designated Number of Years - Payments in equal monthly, quarterly, semi-annual, or annual installments for up to 25 years, including interest at a rate of 2½% per year. Payments may increase by additional interest, which We would pay at the end of each installment year.

Payment of Life Income - We will pay the Policy proceeds in either equal monthly, quarterly, semi-annual or annual payments for as long as the payee is living. The amount of payment will depend on the age and sex of the payee. If the payee is not an individual, the amount of payment will depend on the age and sex of a Designated Person chosen by the payee and agreed to by us. We will require acceptable proof of age for the payee or Designated Person.

We may require proof that the person on whose life the payments are based is alive when each payment is due. We may discontinue payments until We receive satisfactory proof of survival. Any of the following provisions may be chosen. If the amount of payments for different guaranteed periods is the same at any given age, We will deem the longer period to have been chosen.

Life Income, Guaranteed Period - Payments guaranteed for 10 or 20 years, as You elect, and for life thereafter. During the guaranteed period of 10 or 20 years, the payments may be increased by additional interest, which We would pay at the end of each installment year.

Life Income, Guaranteed Return - The sum of the payments made and any payments due at the death of the person on whose life the payments are based, never to be less than the proceeds applied.

Life Income Only - Payments made only while the person on whose life the payments are based is alive. If the person on whose life the payments are based dies before any life payments are made, then no payments will be made.

In addition to the fixed benefit settlement options listed above, You or Your Beneficiary may elect to leave the Policy proceeds with Us to accumulate interest. In order to elect this option the Policy proceeds must be at least $1,000.

Proceeds Left at Interest - Proceeds left with Us to accumulate, with interest payable at a rate of no less than 1.00% per year, which may be increased by additional interest. Interest may be paid to You or Your Beneficiary monthly, quarterly, semi-annually or annually, as elected, or may be left with Us to accumulate. You or Your Beneficiary may withdraw part or all of the Policy proceeds, and any earned interest, at any time.

OPTIONAL BENEFITS AND INSURANCE RIDERS
Currently, the following optional benefits and insurance riders are available under the Policy. The following insurance riders may be included in a Policy in states where available. If you wish to elect one or more of these riders, You must do so at the time Your Policy is issued. Riders are subject to the payment of an additional monthly charge, certain age and insurance underwriting requirements, and the restrictions and limitations that apply to the Policy, as described above. The summaries below describe important benefits, features, rights and obligations under each rider. Additional terms and conditions are set out in the form of each rider. You may obtain additional information in this regard from Your representative.

Accidental Death Benefit Rider
You may purchase an accidental death benefit rider if the Policy Insured's age is 0 to 60. The rider provides for an additional fixed amount of death benefit in the event the Policy Insured dies from accidental bodily injury while the Policy is in force and before the Policy anniversary when the Policy Insured attains age 70. The amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000 minus the sum of the Policy Insured's accidental death benefit coverage in all other insurance companies.

Waiver of Specified Monthly Deduction Rider
Please note that due to the rules and regulations of various states, the terms and conditions of the rider may differ depending on where You reside. The discussion below describes the significant terms and conditions of the rider as they apply to the residents of most states. If, however, You reside in Arizona, Connecticut, Delaware, Florida, New York, North Dakota or Washington, D.C., please see Appendix A for a discussion of the significant terms and conditions of the rider as they apply to You.

At the time of the Issue of the Policy, You may purchase a rider that waives the Specified Monthly Deduction under certain circumstances. The Specified Monthly Deduction includes the premium charge, the policy charge, the cost of insurance charge, the Face Amount charge and optional rider charges (if any). The Specified Monthly Deduction does not include the separate account charge. Thus, even if this rider is in effect You still will be charged a Monthly Deduction which will be comprised of the separate account charge alone. While the Specified Monthly Deduction is being waived, all benefits included under this Policy will continue in force, subject to Your ability to pay the Monthly Deduction (i.e., the separate account charge), which may be affected by the investment performance of the Subaccounts You have selected and any Policy loans You have outstanding.

Under the terms of the rider, if the Policy Insured becomes totally disabled:

●	Before the Policy Anniversary on which the Policy Insured attains age 60, We will waive the Specified Monthly Deductions which fall due while the total disability continues. If the total disability continues to the Policy Anniversary on which the Policy Insured attains age 65, We will waive all further Specified Monthly Deductions due under the Policy.

●	After the Policy Anniversary on which the Policy Insured attains age 60, We will waive the Specified Monthly Deductions which fall due while the total disability continues, but only up to the Policy Anniversary on which the Policy Insured attains age 65.

For the purposes of this rider, total disability means that the Policy Insured is unable to perform the substantial and material duties of their job due to sickness or accidental bodily injury for the first 24 months of the total disability. After the first 24 months of total disability, total disability means that the Policy Insured is unable to perform any of the substantial and material duties of their job for which they become reasonably suited by education, training or experience due to sickness or accidental bodily injury. The total disability must require the regular treatment by a licensed physician other than the Policy Insured, be caused by accidental bodily injury occurring, or disease first manifesting itself, after the effective date of this rider but before the Policy Anniversary on which the Policy Insured attains age 65, and continue for six consecutive months.

Prior to the approval of any claim, We have the right to have one or more physicians examine the Policy Insured as often as We may reasonably require. After approval of a claim, We may require proof of continuance of the total disability and designate a qualified physician to examine the Policy Insured at reasonable intervals at Our expense. Under the terms of the rider, You are required to give Us immediate notice when the Policy Insured recovers from the total disability.

In order to claim this benefit, both the rider and the Policy must be in force. The rider will terminate when the Policy terminates, the Policy Anniversary on which the Policy Insured attains age 65, or upon Your written request.

Children’s Term Life Insurance Rider
You may purchase life insurance on children of the Policy Insured who are qualified under the terms of the Rider. The Children’s Term Life Insurance Rider allows You to purchase between $5,000 and $15,000 of coverage on qualified children. The premium is the same regardless of the number of children covered. Children born, adopted, or who become a stepchild after the Issue Date of the Policy are automatically insured as long as they are qualified under the terms of the Rider. The Rider coverage is convertible, without evidence of insurability to an individual policy in the name of the Insured Child at the earlier of when they reach 25 years of age or the Insured attains age 65. If the Insured dies during the premium payment period, the Insured Child’s coverage continues as paid up term insurance.

Spouse’s Term Life Insurance Rider
You may purchase term life insurance on the Policy Insured’s spouse in the form of a Rider to the Policy. The Spouse’s Term Insurance Rider provides a death benefit of $25,000 and is offered on simplified issue underwriting basis. The spouse to be insured may not be 10 or more years older or younger than the Policy Insured. The Rider coverage is convertible to a new plan of insurance without evidence of insurability at attained age within 60 days prior to either a premium increase, the expiration of coverage under the Rider or when the Policy Insured attains age 65. Premiums for this rider are level for an initial 20-year period then increase for subsequent level 20-year periods or to the termination date of the rider if earlier.

Accelerated Death Benefit Rider
You may request a one-time acceleration of up to 80% of the Policy’s Death Benefit if the Policy Insured has a life expectancy of twelve months or less. There is no cost or charge for this rider.

The minimum accelerated death benefit You may request is 25% of the Death Benefit under Your Policy. The maximum accelerated death benefit you may request is the lesser of 80% of the Death Benefit as of the date the first request is paid or $250,000, including all other accelerated death benefit amounts under all policies issued by Us on the life of the Policy Insured. Upon Your request for an accelerated death benefit, We will reduce the Death Benefit by a proportionate amount of any outstanding Policy loan balance and multiply the remainder by the amount of the acceleration percentage. We then deduct an administrative fee of up to $150. The amount of the accelerated death benefit will be paid to You in a single sum.

Any remaining Death Benefit under the Policy will be reduced by the amount of the accelerated death benefit. The Policy’s Total Accumulation Value will be reduced by the same percentage as the Policy’s Death Benefit.

The coverage provided by this rider will end upon Your written request to cancel it, upon surrender of the Policy, or the date of the Policy Insured’s death.

You should be aware that receiving benefits under this rider may affect the Policy Insured’s eligibility for public funds such as Medicare, Medicaid, Social Security, Supplemental Security Income (SSI), or other government assistance programs. You should consult a tax advisor to consider any tax consequences that may arise when benefits are paid under this rider.

Guaranteed Paid-Up Insurance Option
This option allows You to purchase a new paid-up whole life insurance policy without evidence of insurability with the proceeds from this Policy. You may elect this option by giving Notice to Us. Upon election of this option, all additional benefits attached to this Policy will terminate unless otherwise provided. You will not pay any further premiums nor will any further premiums be allowed. The Death Benefit Option will be Option A.

Upon receiving Your request, We will calculate the amount of Guaranteed Paid-Up Insurance based on the age of the Policy Insured at the time You elect this option, the net single premium mortality table and the net single premium interest rate under Your Policy (for a discussion of net single premiums, please see the section above titled “Minimum Death Benefit”). The amount of Guaranteed Paid-Up Insurance will be the lesser of:

1.	the amount of paid-up insurance purchased using the entire Surrender Value of this Policy less any outstanding Policy loan balance as a net single premium; or

2.	the amount of paid-up insurance purchased using a portion of the Surrender Value of this Policy less any outstanding Policy loan balance as a net single premium such that the amount at risk on the paid-up insurance is no greater than the amount at risk on this Policy on the date of election. The portion of the Surrender Value less any outstanding Policy loan balance not applied to provide the paid-up insurance will be paid to You.

You may choose to continue any existing Policy loan under this option. In such case, the amount of Guaranteed Paid-Up Insurance will be calculated using the Surrender Value of this Policy as a net single premium as described above.

When You elect this option, the Unloaned Accumulation Value in the Subaccounts and/or the Fixed Account is transferred to Our General Account. Subsequently, Your insurance benefits will not vary with the investment return. Policy Values will continue to be calculated as described above with the following modifications:

1.	the monthly additional mortality charge, if any, and the policy charge will no longer be made;

2.	the guaranteed interest rate, the monthly interest factor and the guaranteed cost of insurance charges used in determining surrender values will be the based upon the Net Single Premium interest rate and the Net Single Premium table;

3.	the Additional Risk Percentage, if any, will no longer be applied; and

4.	surrender charges will no longer apply.

Once You elect this option, You may surrender Your Guaranteed Paid-Up Insurance at any time for its Surrender Value less any outstanding Policy loan balance. Your surrender request will be effective on the date We receive Your Notice and this Policy.

FEES, CHARGES AND EXPENSES
We describe below the fees and charges that You are required to pay to purchase and maintain the Policy. We deduct these fees and charges under the Policy in consideration for: (1) the services and benefits We provide; (2) the costs and expenses We incur; and (3) the risks We assume. The fees and charges deducted under the Policy may result in a profit to Us.

Transaction Fees
The following are the transaction fees and charges that We deduct.

Premium Charge
We impose a premium charge on each premium payment. The premium charge is a percentage of the premium amount. The current premium charge is 5.00% of each premium payment made. The guaranteed maximum premium charge is 8.00% of each premium payment made. We may change the current premium charge from time to time, but it will never exceed the guaranteed maximum premium charge.

The premium charge is intended to compensate Us for Our sales expenses, premium taxes and other costs and risks associated with the Policy. The premium charge does not correspond to Our actual costs in any particular year.

Surrender Charges
We charge a surrender charge for any full surrender or partial withdrawal of Total Accumulation Value. The surrender charge will vary based on the Insured’s age, gender and underwriting class of risk. The surrender charge is calculated per $1,000 of Face Amount surrendered or decreased.

Any increase in Face Amount that You request will be subject to new surrender charges based upon the Insured’s characteristics at the time of the request. Increases in Face Amount which automatically result from a change in Death Benefit Option will not be subject to new surrender charges.

The new surrender charges will apply only to the associated increase in Face Amount. When You request a full surrender or partial withdrawal, We will calculate the reduction in Face Amount by first reducing any requested increases in Face Amount that have not already been surrendered or decreased, in the reverse chronological order in which the increases were made, and then against the initial Face Amount which is still in effect. The surrender charge will be calculated based upon the initial surrender charges or the new surrender charges, as applicable.

The surrender charge will be deducted from the Unloaned Accumulation Value that remains after deducting Your partial withdrawal, so that You receive the full amount of the Partial Withdrawal requested.

Partial Withdrawal Processing Fee
We charge a $25 processing fee for any partial withdrawal from the Policy to compensate us for administrative costs related to processing Your partial withdrawal request. We will deduct this charge from the Unloaned Accumulation Value remaining after the partial withdrawal. To the extent there is a balance remaining, the fee will be deducted from each Subaccount and/or the Fixed Account in the proportion that such account bears to the Unloaned Accumulation Value prior to the partial withdrawal. Any portion of this charge that cannot be assessed due to insufficient value in any account will be allocated proportionally to the balances in the remaining accounts.

Transfer Fees
We charge a $10 fee for transfers of the Unloaned Accumulation Value in excess of four per Policy Year, including those involving the Fixed Account but excluding transfers made under the Systematic Transfer Option or the Automated Subaccount Reallocation Option.

Periodic Charges
The following describes the fees and expenses that We may deduct periodically over the life of the Policy.

Monthly Deductions

Policy Charge
Each Monthly Deduction Date, We impose a policy charge for Our administrative expenses of $10 per month. We guarantee that this charge will not be more than $10. This charge is deducted from each Subaccount and the Fixed Account according to the proportion of each account’s value to the Unloaned Accumulation Value.

Cost of Insurance Protection
Each Monthly Deduction Date, We will deduct a charge for the cost of insurance protection. This charge is deducted from each Subaccount and the Fixed Account according to the proportion of each account’s value to the Unloaned Accumulation Value. The cost of insurance charge is determined by the insurance rates applicable to Your Policy based upon Your age, sex underwriting classification and the net amount of insurance that is at risk. We guarantee that the cost of insurance will not be higher than rates based on the 2001 Commissioners’ Standard Ordinary Mortality Table for the Insured’s sex and tobacco use classification. The cost of insurance is equal to:

(a) x (b) x [1+(c)] + (d), where:

(a)	is the monthly cost of insurance rate per $1,000 of net amount at risk;

(b)	is the net amount at risk;

(c)	is the additional risk percentage; and

(d)	is the monthly additional mortality charge.

Items (c) and (d) are applicable only if this Policy or a portion of this Policy is subject to a substandard underwriting classification.

The net amount at risk is equal to the Death Benefit as of the Monthly Deduction Date divided by 0.0016516 (the monthly equivalent of an effective annual rate of 2.0%), less the Total Accumulation Value as of the Monthly Deduction Date (before this cost of insurance).

The Death Benefit varies based upon the Death Benefit option chosen and the Total Accumulation Value. The Total Accumulation Value varies based upon the performance of the Subaccounts selected, interest credited to the Fixed Account, outstanding loans (including loan interest), charges, and premium payments. We determine the initial rate of the monthly cost of insurance based upon Our underwriting of Your Policy. This determination is based on various factors including the Insured’s issue age, gender, underwriting class, Policy Year and Face Amount. We may change these rates from time to time, based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency. The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for Your Policy. Your cost of insurance charge may vary from month to month depending on changes in cost of insurance rates and the net amount at risk. We expect to profit from this charge. Profits derived from this charge can be used for any corporate purpose.

Separate Account Charge
Each Monthly Deduction Date, We deduct from the Subaccount assets attributable to Your Policy a monthly separate account charge for the benefits We provide and the costs We incur in connection with the Policy. The charge is calculated as a percentage of the assets You have allocated to the Subaccounts. This charge is deducted from each Subaccount according to the proportion of each account’s value to the Subaccount Accumulation Value. The guaranteed maximum separate account charge is an effective annual rate of 0.50% of Your Subaccount Accumulation Value. The current separate account charge is equal to an effective annual rate of 0.50% of Your Subaccount Accumulation Value for the first 20 years of the Policy, and 0.25% thereafter. We may change the current separate account charge from time to time, but it will never exceed the guaranteed maximum separate account charge for Your Policy.

The separate account charge is determined by multiplying the Subaccount Accumulation Value, after the deduction of the cost of insurance charge and any other monthly charges, by the monthly equivalent of the annual separate account charge percentage.

Face Amount Charge
Each Monthly Deduction Date, We will deduct a Face Amount charge. The charge is calculated based upon each $1,000 of Face Amount You select and may vary based upon Your age, sex and underwriting classification. The charge is deducted from each Subaccount and the Fixed Account according to the proportion of each account’s value to the Unloaned Accumulation Value. The guaranteed maximum charge for all years is $0.100 per thousand of Face Amount You select. The current charge is the same as the guaranteed charge for the first 10 years of the Policy, and then becomes $0.00 thereafter. We may change the current charge per thousand of Face Amount from time to time, but it will never exceed the guaranteed charge per thousand of Face Amount for Your Policy.

Optional Rider Charges
Each Monthly Deduction Date, We charge an additional monthly charge for each optional insurance rider that You select for Your Policy. See “Optional Riders” section of the table entitled “Periodic Charges Other Than Fund Operating Expenses” in the “Fee Tables” section of this Prospectus and Your Policy for more information on the additional monthly charge for each optional insurance rider.

Other Periodic Charges

Policy Loan Interest
If You have an outstanding Policy loan, We charge interest that accrues daily at an effective annual rate of 6.00% compounding on each Policy anniversary. Loan interest is due on each Policy Anniversary. If You do not pay the interest when it is due, it will be added to the loan amount and We will transfer an equivalent amount from the Subaccounts to the General Account.

Income Tax Charge
We do not expect to incur any federal income tax as the result of the net earnings or realized net capital gains of Separate Account E. However, if We did incur such tax, We reserve the right to charge the Separate Account for the amount of the tax. We may also impose charges for other applicable taxes attributable to the Separate Account.

Deductions from the Funds
Each Fund makes daily deductions from its assets to cover management fees and other expenses. Because this impacts the Subaccount assets attributable to Your Policy, You bear these charges indirectly. The highest and lowest total annual Fund operating expenses as of December 31, 2019 were 1.42% and 0.73% respectively. Annual Fund expenses for all Funds are fully described in the attached VIP Series prospectus.

We begin to accrue and deduct all of the above charges and premiums on a Policy's Issue Date.

OTHER PROVISIONS

Right to Examine
You have a period of time to review Your Policy and cancel it for a refund of premiums paid (“Right to Examine Period”). The Right to Examine Period may be up to 45 days and varies by state, age of the Insured on the Issue Date and the type of transaction (e.g., a replacement transaction). At a minimum You can cancel Your Policy within 10 days after receipt. You must return Your Policy along with a written request for cancellation.

Beneficiary
This is the person(s) You designate in the Application to receive the Death Benefits under the Policy upon the death of the Insured. You may change this designation, during the Insured's lifetime, by filing a written request with Our Administrative Office in a form acceptable to Us. An irrevocable Beneficiary designation cannot be changed without the written consent of such Beneficiary. A change of Beneficiary designation will revoke any previous designation.

Unless otherwise provided in the Beneficiary designation (1) if any Beneficiary dies before the Insured, that Beneficiary's interest will pass to the remaining Beneficiaries according to their respective interests; or (2) if no Beneficiary survives the Insured, the Death Benefit proceeds will be paid in one lump sum to You, if You are still alive, otherwise, to Your estate.

Processing Transactions
Generally, transaction requests (such as loan repayments or reallocation requests) will be processed as of the Business Day We receive them, if We receive them before the close of business on that day (generally, 4:00 P.M., Eastern Time) in a manner meeting Our requirements. Otherwise, they will be processed as of the next Business Day. To meet Our requirements for processing transactions, We may require that You use Our forms.

Payment and Deferment
We will usually pay the death benefit, Surrender Value, or loan proceeds within seven days after We receive all documents required for such payments. However, We may delay payment if (1) We cannot determine the amount because the NYSE is closed for trading (except for normal holiday closing), or (2) the SEC determines that a state of emergency exists which may make such payment impractical.

Under a Policy continued as Guaranteed Paid-Up Insurance, We may defer the payment of the Surrender Value or loan proceeds for up to six months. If We postpone the payment more than 10 days, We will pay interest. We will pay the interest from the date of receipt of the request to the date We make payment.

Right to Exchange Options
The exchange options allow You to exchange this Policy for a permanent fixed benefit life insurance policy.

Exchange Option 1
Within the first 18 months after the Policy's Issue Date, while this Policy is in force, You may exchange this Policy for a permanent fixed life insurance policy that We issue on the Insured’s life. You must request such an exchange by giving us Notice.

You do not need to provide evidence of insurability when exercising this option. The new policy will have a level Face Amount equal to the Face Amount of this Policy. The new policy will have the same Issue Date, Age, and underwriting class as this Policy and the same benefit riders only if such riders are available on the new policy. We base premiums for the new policy on the premium rates for the new policy that were in effect and the Insured’s attained Age on this Policy’s Issue Date. The new policy will be issued on a substantially comparable General Account plan of insurance. The new policy’s owner and beneficiary will be the same as those of this Policy on the effective date of the exchange.

Issuance of the new policy will be subject to the payment of a Required Amount. The Required Amount is equal to this Policy’s Total Accumulation Value plus all charges assessed to this Policy accumulated at the Net Single Premium interest rate minus the Gross Premiums of the proposed new policy accumulated at the Net Single Premium interest rate. If the Required Amount is positive, We pay that amount to You. If the Required Amount is negative, You pay that amount to us. We will issue the new policy within 31 days of receiving both this Policy and any Required Amount at Our Administrative Office. If both this Policy and any Required Amount are not received by that time, Your request to exercise Your right to exchange policies will be considered withdrawn.

Exchange Option 2
If any Fund in which You are invested changes its investment adviser or makes a material change in its investment objectives or restrictions, You may exchange this Policy for a permanent fixed benefit life insurance policy that We issue on the Insured’s life. We will notify You if there is any such change. You will be able to exchange this Policy within 60 days after Our Notice or the effective date of the change, whichever comes later. No evidence of insurability is required for this exchange.

The new policy will be issued at the attained Age of the Insured at the time of the exchange on a substantially comparable General Account plan of insurance. The Face Amount of the new policy will be for an amount not exceeding the excess of the Death Benefit of this Policy on the date of exchange or:

1.	The Unloaned Accumulation Value of this policy on the date of exchange if You elect to surrender this policy; or

2.	The death benefit payable under the Paid-Up Insurance Surrender Value Option if You choose to elect that option.

Assignment
You may assign the benefits under a Policy to someone else. However, the assignment is not binding on Us, unless it is in writing and received at Our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Unless otherwise provided in the assignment, the interest of any revocable beneficiary is subordinate to the interest of any assignee, regardless of when You made the assignment. The assignee receives any sum payable to the extent of his or her interest.

Changes to the Policy
We have the right to change the terms of the Policy without Your consent where necessary to comply with applicable law.

We may, at Our discretion, replace or supplement the Separate Account with a different separate account (which may have its own subaccounts) or add additional Subaccounts as available options under the Policy. We may discontinue any existing Subaccounts as available options under the Policy. We reserve the right to combine the Separate Account with any other separate account or to combine Subaccounts.

We may at Our discretion invest the assets of any Subaccount in the shares of another investment company or any other investment permitted by law. Such substitution would be made in compliance with any applicable provisions of the 1940 Act.

We will provide You with written notice regarding any significant changes.

Age and Sex
If the age or sex of the Insured has been misstated, Policy benefits will be adjusted to those that would be purchased by the most recent monthly deduction for the cost of insurance applied to the cost of insurance rate at the correct age or sex.

Incontestability
All statements made in the Application by or on behalf of the Insured are representations and not warranties. We may use any misstatements or misrepresentations to contest a claim or the validity of this Policy only if they are material and contained in the Application and a copy of such Application is attached to this Policy when issued or subsequent to issue, as applicable.

Except for fraud or nonpayment of premiums, We do not contest the validity of the Policy and its riders after it has been in force during the lifetime of the Insured for two years from the Issue Date.

Any increase in Face Amount You request after the Issue Date will be incontestable after such increase has been in effect for two years during the lifetime of the Insured.

State Variations
Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for Your state. Your Policy, as a result, may differ from those described in this prospectus. You should refer to Your Policy and any applicable riders for terms that are specific to Your characteristics. However, this prospectus describes the material features and benefits of the Policy.

We offer the Policy in most states. Check with Your representative regarding availability in Your state. The Policy is offered continuously. Although We do not anticipate discontinuing the offer of the Policy, We reserve the right to do so at any time.

Payment of Dividends
The Policy does not provide for dividend payments. Therefore, it is "non-participating" in the earnings of FLIAC.

Suicide
If the Insured commits suicide within two years from the Policy's Issue Date, Our liability under the Policy is limited to all premiums paid less any indebtedness.

If the Insured dies by suicide within two years of the effective date of any increase in Face Amount requested by You, Our liability with respect to such increase will be limited to the total of the Monthly Deductions made for such increase.

DISTRIBUTION OF THE POLICY

The Policy is currently distributed through Foresters Financial Services, Inc. (“FFS”), which is one of Our affiliates. FFS is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”). FFS’s executive offices are located at 40 Wall Street, New York, NY 10005.

We expect to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Policies as of the date that we close the acquisition of the stock purchase agreement with Nassau Life Insurance Company (“Nassau Life”). 1851 also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by Nassau Life and its affiliated companies. Nassau Life or an affiliate will reimburse 1851 for expenses 1851 incurs in distributing the Policies (e.g. commissions payable to retail broker-dealers who sell the Contacts).

1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

FLIAC no longer offers the Policies for new sales. But owners of existing Policies may continue to make additional premium payments.

Compensation

FFS and FLIAC have entered into a selling agreement with Cetera, a broker-dealer that is registered with the SEC and a member of FINRA. Applications for the Policy are solicited by registered representatives who are associated persons of Cetera. Such representatives act as appointed agents of FLIAC under applicable state insurance law and must be licensed to sell variable insurance products.

Cetera is paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to Cetera, depending on the agreement between Cetera and the registered representative. Cetera or the registered representative may receive different compensation for selling one variable insurance contract over another and/or may be inclined to favor or disfavor one variable insurance provider over another variable insurance provider due to differing compensation rates.

To the extent permitted by FINRA rules, overrides and promotional incentives or cash and non-cash payments (including training reimbursement or training expenses) also may be provided to Cetera based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services.

This Policy does not assess a front-end sales charge, so you do not directly pay for the sales and distribution expenses described above. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under the Policy. For example, any profits FLIAC may realize through receiving the mortality and expense risk charge deducted under your Policy may be used to pay for sales and distribution expenses. FLIAC may also pay for sales and distribution expenses out of any payments FLIAC or 1851 may receive from the underlying funds for providing administrative, marketing and other support and services to the underlying funds. If your Policy assesses a surrender charge, proceeds from this charge may be used to reimburse FLIAC for sales and distribution expenses.

FEDERAL TAX INFORMATION

This section provides an overview of federal tax law as it pertains to the Policy. It assumes that the Policyowner is a natural person who is a U.S. citizen or U.S. resident. The tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different. We do not discuss state or local taxes herein, except as noted. The tax laws described herein could change, possibly retroactively. The discussion is general in nature and is not tax advice, for which You should consult a qualified tax adviser.

Policy Proceeds
We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because it meets the definition of “life insurance contract” in Section 7702 of the Internal Revenue Code of 1986, as amended (“Code”). Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a guideline premium test or a cash value accumulation test. We have designed Your Policy to comply with only the cash value accumulation test. The investments of each Subaccount also satisfy the investment diversification requirements of Section 817(h) of the Code. Consequently:

■   The death benefit will, if and when paid, be excluded from the gross income of the Beneficiary for federal income tax purposes;

■   The growth of the Cash Value of the Policy, if any, that is attributable to the investments in the Subaccounts will not be subject to federal income tax, unless and until there is a full or partial withdrawal of the Policy; and

■   Transfers among Subaccounts are not taxable events for purposes of federal income tax.

Surrenders and Loans
The federal tax treatment of Policy surrenders and loans depends upon whether the Policy is a MEC under Section 7702A of the Code. A MEC is a contract that meets the definition of a “life insurance contract” but fails to meet the "seven-pay" test of Section 7702A(b). Under the seven-pay test, the total premiums paid cannot, at any time during the first seven years of a contract, exceed the total premiums that would have been paid by that time under a similar fixed-benefit life insurance contract designed to provide for paid-up future benefits after the payment of seven equal annual premiums.

The Policy offered by this prospectus has been designed so that it will not be a MEC at the time it is issued, unless it is issued in exchange for a MEC. However, under the MEC rules, a Policy may become a MEC after it has been issued if the Policyowner decreases the Face Amount, takes a partial withdrawal, terminates a rider, allows the Policy to lapse into extended term or reduced paid-up insurance, or makes any other material change to the Policy. If a Policy becomes a MEC, any Policy that is issued in exchange for it will also be a MEC. Furthermore, all MECs that are issued by Us to a Policyowner in any calendar year will be treated as one Policy under the MEC rules. Because MECs are taxed differently, You should consult with a qualified tax expert before making any change to Your Policy that might cause it to be treated as a MEC.

Policies that Are not MECs
If Your Policy is not a MEC, a total surrender of the Policy will subject You to federal income tax on the amount (if any) by which the cash surrender value exceeds Your basis in the Policy (premiums paid less previous distributions that were not taxable). If You elect to receive Your payment in installments, depending upon the option selected, You may be taxed on all or a portion of each installment until the income in the Policy has been paid; only after all Your basis in the Policy has been paid; or on a portion of each payment.

If You make a partial withdrawal after the first 15 Policy Years, the distribution will not be subject to federal income tax unless the amount of the partial withdrawal exceeds Your basis in the Policy. In other words, partial withdrawals after 15 Policy Years will be treated as being from basis first and income second. During the first 15 Policy Years, the portion of the partial withdrawal that is subject to federal income tax will depend upon the ratio of Your death benefit to the Cash Value and the age of the Insured at the time of the surrender.

If Your Policy is not a MEC, Policy loans are not considered distributions and are not subject to current federal income tax as long as the Policy remains in force, nor is the interest paid on such loans deductible for federal income tax purposes.

If You surrender or exchange Your Policy while a loan is outstanding, the amount of the loan will be treated as a distribution and may be taxable. Moreover, under certain circumstances, if You exchange Your Policy while a loan is outstanding, the amount of the loan may be taxed on an “income first” basis.

If the Cash Value of Your Policy falls below the aggregate amount of the loan balance as the result of the fluctuation in the value of the underlying Funds or for any other reason, the Policy may terminate (see "Cash Value"). In that case, all outstanding loans will be immediately taxable to the extent they exceed premiums paid. You should consult with a qualified tax expert before taking a Policy loan.

Policies that Are MECs
A Policy that is classified as a MEC continues to be a life insurance contract for purposes of the federal income tax treatment of the death benefit and inside build-up. However, distributions are treated differently. Distributions from a Policy that is classified as a MEC are taxed on an "income first" basis (that is, if a Policy is a MEC, generally distributions are taxed as earnings first, followed by a return of the Policy’s cost basis). If a Policy is a MEC, distributions include partial and full surrenders. Also, Policy loans from a MEC may be taxable. Furthermore, if a Policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules. Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an additional 10% penalty.

Tax Withholding
Regardless of whether Your Policy is a MEC, whenever there is a taxable distribution from the Policy, the amount of any gain is subject to federal income tax withholding and reporting. We will not withhold income tax if You so request in writing before the payment date. However, in such event, You are subject to any potential tax penalties that may result from Our failure to withhold taxes.

Estate and Generation Skipping Taxes
Because of the complex nature of the federal tax law, We recommend that You consult with a qualified tax adviser about the estate tax implications associated with purchasing a Policy. The Code provides an exemption for federal estate tax purposes of $11,400,000 for 2019 (adjusted for inflation annually thereafter) and a top estate tax rate of 40%. An unlimited marital deduction may be available for assets left to a U.S. citizen spouse. The marital deduction defers estate and gift taxes until the death of the surviving spouse. Any unused exemption in one spouse’s estate will be available in most cases to the surviving spouse.

When the Insured dies, the death benefit payable under the Insured’s Policy will generally be included in the Insured's estate for federal estate tax purposes if (1) the Insured and the Policyowner are the same or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policyowner, such as the right to borrow from the Policy or to name a new Beneficiary.

If a Policyowner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to federal gift tax. In addition, if a Policyowner transfers the Policy to someone two or more generations younger than the Policyowner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the death benefit to the Beneficiary may be subject to the GSTT. The Code provides an exemption for GSTT purposes of $11,400,000 for 2019(adjusted for inflation annually thereafter) and a top GSTT tax rate of 40%.

Other Tax Issues
We are taxed as a "life insurance company" under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to Separate Account E. Based on this expectation, no charge is currently assessed against Separate Account E for such tax. If We incur such tax in the future, We may assess a charge for such tax against Separate Account E.

We may incur state and local income taxes (in addition to premium taxes) attributable to Separate Account E in several states. At present, these taxes are not significant and We do not impose any charge for such taxes against Separate Account E. We may assess Separate Account E for such taxes in the future. If any charges for federal, state or local taxes are assessed against Separate Account E in the future, they could reduce the net investment performances of the Subaccounts.

In order for a Policy to be treated as a life insurance contract for federal income tax purposes, the investments of each Subaccount to which premiums under the Policy are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the VIP Series monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which premiums under Your Policy are allocated failed to satisfy these requirements, Your Policy would not receive tax treatment as a life insurance contract for the period of the failure and any subsequent period. As a result, You could be currently taxed on the net earnings and net realized gains of the Subaccount(s) in which You were indirectly invested. This is a risk that is common to all variable life insurance policies.

Each of the Funds sells its shares not only to Separate Account E but also to other separate accounts which fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of Policyowners and contractowners which invest in the same Fund. If such a conflict were to arise, We would take whatever steps were necessary to protect the interests of Policyowners and contractowners, including potentially substituting a different Fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Policyowner’s control of the investments of Separate Account E may cause the Policyowner, rather than Us, to be treated as the owner of the assets in Separate Account E for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Policyowner. Based upon existing Internal Revenue Service (“IRS”) guidance, We do not believe that the ownership rights of a Policyowner under the Policy would result in the Policyowner’s being treated as the owner of the assets of the Policy. However, We do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, We reserve the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Policy.

OTHER INFORMATION

VOTING RIGHTS
Because the Funds of the VIP Series are not required to have annual shareholder meetings, Policyowners generally will not have an occasion to vote on matters that pertain to the Funds. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Policyowners will have the opportunity to provide voting instructions to Us for shares of the Fund held by a Subaccount in which their Policy invests. We will vote the shares at any such meeting as follows:

■   Shares attributable to Policyowners for which We have received instructions, in accordance with the instructions;

■   Shares attributable to Policyowners for which We have not received instructions, in the same proportion that We voted shares held in the Subaccount for which We received instructions; and

■   Shares not attributable to Policyowners, in the same proportion that We have voted shares held in the Subaccount attributable to Policyowners for which We have received instructions.

We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Policyowners and for which We receive instructions. However, We will vote Our own shares as We deem appropriate where there are no shares held by Policyholders in any Subaccount. We will present all the shares of any Fund that We hold through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum. As a result of proportional voting, the votes cast by a small number of Policyowners may determine the outcome of a vote.

We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Policyowner by dividing the value of the Subaccount by the net asset value of one Fund share. We will determine the number of votes that a Policyowner has the right to cast as of the record date established by the Funds.

We will solicit instructions by written communication before the date of the meeting at which votes will be cast. We will send meeting and other materials relating to the Fund to each Policyowner having a voting interest in a Subaccount.

The voting rights that We describe in this prospectus are created under applicable laws. If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, We reserve the right to proceed in accordance with any such changed laws or regulations. We specifically reserve the right to vote shares of any Fund in Our own right, to the extent permitted by law.

REPORTS
Our variable life insurance is offered through broker-dealers that are registered with the SEC and are members of FINRA. At least twice each year, We will send a report to You that contains financial information about the Funds, as required by applicable law. In addition, unless otherwise agreed, we will send You a confirmation on behalf of the broker-dealers through which the variable life insurance transaction is processed after each transaction that affects the value of Your Policy, including to the extent applicable, Your scheduled fixed premium payments.

If several members of the same household each own a Policy, We may send only one such report or prospectus to that address, unless You instruct Us otherwise. You may receive additional copies by calling or writing Us.

FINANCIAL STATEMENTS
The financial statements of FLIAC and Separate Account E are in the Statement of Additional Information.

APPENDIX A

Waiver of Specified Monthly Deduction Rider

Please note that the discussion below describes the significant terms and conditions of the rider as they apply to the residents of Arizona, Connecticut, Delaware, Florida, New York, North Dakota or Washington, D.C.

At the time of the Issue of the Policy, You may purchase a rider that waives the Specified Monthly Deduction under certain circumstances. The Specified Monthly Deduction includes the premium charge, the policy charge, the cost of insurance charge, the Face Amount charge and optional rider charges (if any). The Specified Monthly Deduction does not include the separate account charge. Thus, even if this rider is in effect You still will be charged a Monthly Deduction which will be comprised of the separate account charge alone. While the Specified Monthly Deduction is being waived, all benefits included under this Policy will continue in force, subject to Your ability to pay the Monthly Deduction (i.e., the separate account charge), which may be affected by the investment performance of the Subaccounts You have selected and any Policy loans You have outstanding.

Under the terms of the rider, if the Insured becomes totally disabled before the Policy Anniversary on which the Insured attains age 60, We will waive the Specified Monthly Deductions which fall due while the total disability continues.

For the purposes of this rider, total disability means that the Insured is unable to engage in any occupation for which he or she is or could be suited by reason of education, training or experience. Being a homemaker or student is considered engaging in an occupation. The total disability must require the regular treatment by a licensed physician other than the Insured, be caused by accidental bodily injury occurring, or disease first manifesting itself, after the effective date of this rider but before the Policy Anniversary on which the Insured attains age 60, and continue for six consecutive months.

Prior to the approval of any claim, We have the right to have one or more physicians examine the Insured as often as We may reasonably require. After approval of a claim, We may require proof of continuance of the total disability and designate one or more physicians to examine the Insured at reasonable intervals. Under the terms of the rider, You are required to give Us immediate notice when the Insured recovers from the total disability.

In order to claim this benefit, both the rider and the Policy must be in force. The rider will terminate when the Policy lapses, the Policy Anniversary on which the Insured attains age 60, or upon Your written request.

GLOSSARY

Frequently used terms You need to know to understand this Policy are defined below. The meaning of other terms in the Policy are defined in the context of the paragraph in which they first appear.

Administrative Office is the office to which Notices, correspondence requests and payments must be sent. The address for the Administrative Office is: Foresters Life Insurance and Annuity Company, In Force Services Department, Raritan Plaza 1, P.O. Box 7836, Edison, NJ 08818-7836. We will notify You in writing and provide You with an address if We designate another office for policy administration and/or the receipt of Notices, correspondence, requests and payments.

Application is the application (including supplemental applications) for this Policy which are attached to and made a part of this Policy.

Age is the Insured’s age on his or her last birthday.

Beneficiary is the party(ies) named in the Application to whom the Death Proceeds are to be paid upon the Insured’s death, unless changed later as provided in the Policy.

Business Day means each day the NYSE is open for regular trading

Company (also “we”, “us” or “our”) means Foresters Life Insurance and Annuity Company

Face Amount is the dollar amount of insurance coverage You select. It is part of the calculation of the Death Proceeds. The current minimum Face Amount for a Policy is $100,000.

Fixed Account Accumulation Value is the Accumulation Value in the Fixed Account.

Fund(s) are Portfolios of open-end management companies registered under the Investment Company Act of 1940, as amended (the “Act”) that are offered as investment options under the Policies. The Subaccounts purchase shares of designated investment portfolios of a Fund with the assets of the Separate Account.

General Account consists of all assets of the Company other than those allocated to any Separate Account of the Company.

Insured is the named person upon whose death the Death Proceeds are paid.

Issue Date is the date the Policy is issued. It is the date from which certain policy provisions are measured.

Loan Account Accumulation Value is the Accumulation Value that is transferred to Our General Account that corresponds to Policy loans You take. It is increased by Policy loans and decreased by loan repayments.

Maturity Date is the date on which this Policy terminates if the Insured is still living and if this Policy has not been surrendered or lapsed.

Monthly Deduction is the total of the charges due and payable on each Monthly Deduction Date including the policy charge, the cost of insurance charge, the separate account charge, the face amount charge and any charges for additional benefit riders. When the Waiver of Specified Monthly Deduction Rider is in effect, the Monthly Deduction is comprised of the separate account charge alone.

Monthly Deduction Date is the date of each one-month interval as measured from the Issue Date on which the monthly policy charges/premiums are charged to the Total Accumulation Value.

Net Premium is the premium less the Premium Charge.

Net Surrender Value is equal to the Surrender Value less any Policy loan balance.

NYSE means the New York Stock Exchange

Notice is a signed, written communication providing information we need. We may authorize in advance another manner of communication at our discretion. All Notices to us must be sent to our Administrative Office and received in good order acceptable to us.

Policyowner (also “You” or “Your”) is the person who is entitled to the ownership rights under this Policy, unless changed in accordance with our policies.

Policy Anniversary is the date of each one-year interval as measured from the Issue Date.

Policy Months are successive one-month periods measured from the Issue Date.

Policy Quarters are successive three-month periods measured from the Issue Date.

Policy Years are successive twelvemonth periods measured from the Issue Date.

Policy Schedule are the pages of this Policy so titled which show the Policy Owner(s), Insured, benefits, premiums and other information.

Right to Examine Period is the period of time available to You to review Your Policy and cancel it for a refund of premiums paid. The Right to Examine Period may be up to 45 days and varies by state, age of the Insured on the Issue Date and the type of transaction (e.g., a replacement transaction).

SEC means the Securities and Exchange Commission.

Specified Monthly Deduction is the Monthly Deduction plus the premium charge and excluding the separate account charge.

Subaccount means a subaccount of Separate Account E. Each subaccount invests in a designated Fund.

Subaccount Accumulation Value is equal to the sum of the Accumulation Values in each of the Subaccounts to which You have allocated.

Surrender Value means the Unloaned Accumulation Value less the applicable surrender charge.

Total Accumulation Value is equal to the sum of the Accumulation Values in each of the Subaccounts, the Fixed Account and the Loan Account.

Unloaned Accumulation Value is the sum of the Accumulation Values in each of the Subaccounts and the Fixed Account.

Valuation Day means any day on which the NYSE is open for trading and on which we are open for business.

Please read this prospectus and keep it for future reference. It contains important information that You should know before buying a Policy. We filed a Statement of Additional Information (“SAI”), dated May 1, 2020, with the Securities and Exchange Commission. We incorporate the SAI by reference into this prospectus. You can get a free SAI, request other information about the Policy or make other inquiries by contacting Us at Foresters Life Insurance and Annuity Company, Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836, calling Us toll free at (800) 832-7783 or by visiting Our website www.foresters.com. You can obtain copies of Our documents (including reports and the SAI), after paying a duplicating fee, by electronic request at publicinfo@sec.gov. Documents can be viewed online or downloaded from the EDGAR database on the SEC’s Internet website at http://www.sec.gov.

SEC file number: 333-191937/811-21742

FIRST INVESTORS LIFE SEPARATE ACCOUNT E

Individual Variable Life Insurance Policies
Issued By
Nassau Life Insurance Company

Supplement dated July 8, 2020 to the
Statement of Additional Information dated May 1, 2020

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2020, for the individual variable life insurance policies supported by First Investors Life Separate Account E (the “Separate Account” or “Separate Account E”), which includes two individual variable life insurance policies called “Variable Universal Life” and “SPVL Modified Single Premium Variable Life Insurance Policy” (the “Policies”), each with their own related prospectus dated May 1, 2020, as supplemented on July 8, 2020. Please read this supplement and the SAI carefully in conjunction with the applicable prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On July 1, 2020, Nassau Life Insurance Company (“NNY”) acquired Foresters Life Insurance and Annuity Company (“FLIAC”), the issuer of the Policies. Following the acquisition, on July 8, 2020, FLIAC merged with and into NNY (the “Merger”), with NNY as the surviving company. Upon completion of the Merger, FLIAC’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties and obligations of FLIAC, including those related to the Separate Account. The Separate Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Separate Account and responsibility for the liabilities and obligations of all outstanding Policies.

The Merger did not affect the terms of, or the rights and obligations under, the Policies other than to change the insurance company that provides Policy benefits from FLIAC to NNY. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policyowners.

For information or service concerning a Policy, You may contact Us in writing at Our Administrative Office located at Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836. You may also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Time, or fax Us at 732-510-4209. You may also contact Us through Our website at www.NSRE.com.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to FLIAC throughout the SAI that are not otherwise addressed below are replaced with references to NNY.

II.	Reference to FLIAC’s website, www.foresters.com, in the first paragraph of the SAI is replaced with a reference to NNY’s website, www.NSRE.com.

1

III.	Beginning on page 2, the following replaces the section titled “Foresters Life Insurance and Annuity Company” under “GENERAL DESCRIPTION”:

Nassau Life Insurance Company. NNY is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

The immediate parent of NNY is The Nassau Companies of New York, a Delaware corporation. The Nassau Companies of New York is ultimately controlled by David Dominik. Mr. Dominik ultimately controls NNY through the following intervening companies: The Nassau Companies, Nassau Insurance Group Holdings, L.P., Nassau Insurance Group Holdings GP, LLC and Nassau Financial Group L.P. The nature of the business of Mr. Dominik and the intervening companies includes investing in companies engaged in the business of insurance.

On July 1, 2020, NNY acquired FLIAC, which was formerly the depositor of the Separate Account and issuer of the Policies. Following the acquisition, FLIAC merged with and into NNY, with NNY as the surviving entity. As a result, on July 8, 2020, NNY became the depositor of the Separate Account and issuer of the Policies.

IV.	Beginning on page 4, the following replaces the sections titled “Custodian,” “Independent Registered Public Accounting Firm,” “Underwriter” and “Distribution of Policy” under “SERVICES”:

Custodian. NNY, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of the Separate Account. NNY maintains the records and accounts of the Separate Account.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, New York 10154, is the independent registered public accounting firm for the Separate Account. KPMG LLP, 755 Main Street 11th Floor, Hartford, Connecticut 06103 is the independent auditor for NNY.

Underwriter. NNY and the Separate Account have entered into an Underwriting Agreement with 1851 Securities, Inc. (“1851”), which became effective on July 1, 2020, pursuant to which 1851 serves as principal underwriter for the Policies. 1851, an affiliate of NNY, has its principal business address at One American Row, Hartford, CT 06102. NNY is no longer offering the Policies for new sales, but owners of existing Policies may continue to make additional premium payments. 1851 does not retain any commissions paid by NNY, but it is reimbursed by NNY for expenses it incurs for performing its underwriting function. 1851 assumed the role of principal underwriter for the Policies on July 1, 2020. Consequently, it did not receive any commissions from the Separate Account in connection with the distribution of the Policies during the fiscal years ended December 31, 2017, 2018 or 2019.

Foresters Financial Services, Inc. (“FFS”), an affiliate of FLIAC, was the previous principal underwriter for the Policies. For the fiscal years ended December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $4,705,178, $3,310,872 and $1,597,700, respectively, in connection with the distribution of the Variable Universal Life Policy, and $394,667, $394,075 and $216,969, respectively, in connection with the distribution of the SPVL Modified Single Premium Variable Life Insurance Policy.

V.	On page 5, the following is added to the end of the section titled “SERVICES”:

2

Administrative Services. The Nassau Companies of New York (“NCNY”) provides administrative services for the Policies through a shared service agreement between NNY and NCNY. NCNY’s principal business address is One American Row, Hartford, CT 06102.

VI.	On page 6, the following replaces the section titled “RELEVANCE OF FINANCIAL STATEMENTS”:

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Policyowners under the Policies will be affected by the investment results of the Subaccounts and the returns on any amounts they allocate to the Fixed Account. The financial statements of NNY as contained herein should be considered only as bearing upon NNY’s ability to meet its obligations to Policyowners under the, including, but not limited to, the minimum and any declared excess interest credited on accumulation values in the Fixed Account, and they should not be considered as bearing on the investment performance of the Subaccounts.

Financial Statements

The following audited financial statements of NNY as of December 31, 2019 and 2018, and as of December 31, 2018 and 2017, and for each of the years in each of the two-year periods ended December 31, 2019 and December 31, 2018, replace the audited financial statements of FLIAC that were previously included in the SAI. Please note that the SAI still contains the audited financial statements of the Separate Account as of December 31, 2019 and for each of the years or periods in the two-year period then ended and the financial highlights for each of the years or periods in the five-year period then ended.

Experts. The above-referenced financial statements of NNY have been included as part of the SAI in reliance upon the reports of KPMG LLP, an independent auditor, and upon the authority of said firm as experts in accounting and auditing. The above-referenced financial statements of the sub-accounts of First Investors Life Separate Account E have been included as part of the SAI in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

3

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2019 and 2018

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-44

Supplementary Schedules:

Summary of Investments - Other than Investments in Related Parties	45-46

Supplementary Insurance Information	47

Supplementary Schedule - Reinsurance	48

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2019 and 2018, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 24, 2020, except for the Supplemental Schedules, as to which the date is July 8, 2020

2

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2019	2018
	(in thousands)
Assets:
Bonds	$7,015,955	$7,212,940
Contract loans	2,333,929	2,326,802
Real estate, at depreciated cost	30,859	30,232
Preferred stock	95,933	125,947
Common stock	57,218	58,649
Mortgage loans	400,498	268,735
Cash and short-term investments	100,651	56,891
Other invested assets	344,563	614,915
Receivables for securities	2,620	7,474
Total cash and invested assets	10,382,226	10,702,585
Deferred and uncollected premiums	63,401	68,807
Due and accrued investment income	143,637	145,362
Reinsurance recoverables	8,979	7,214
Deferred tax asset	56,371	57,337
Receivables from affiliates	10,789	22,164
Other assets	8,129	13,994
Separate account assets	1,060,368	942,308
Total assets	$11,733,900	$11,959,771

Liabilities:
Reserves for future policy benefits	$8,936,348	$9,191,720
Policyholders’ funds	441,780	462,047
Dividends to policyholders	126,939	118,441
Policy benefits in course of settlement	131,144	136,826
Amounts payable on reinsurance	16,570	26,542
Accrued expenses and general liabilities	68,089	62,182
Current federal and foreign income tax	26,128	16,343
Reinsurance funds withheld liability	223,290	232,124
Interest maintenance reserve (“IMR”)	100,226	100,121
Transfers to (from) separate account due and accrued	(305)	(821)
Asset valuation reserve (“AVR”)	155,024	157,027
Separate account liabilities	1,060,368	942,308
Total liabilities	11,285,601	11,444,860

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,313	126,286
Special surplus funds	2,500	2,500
Unassigned surplus	80,688	147,327
Total surplus	448,299	514,911
Total liabilities, capital and surplus	$11,733,900	$11,959,771

The accompanying notes are an integral part of these financial statements.

3

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Income:
Premium and annuity considerations	$249,857	$251,976
Net investment income	554,889	588,147
Commissions and expense allowances on reinsurance ceded	13,239	13,191
Reserve adjustments on reinsurance ceded	(220,371)	(254,682)
Fees associated with separate account and other miscellaneous income	78,364	90,894
Total income	675,978	689,526

Current and future benefits:
Death benefits	464,062	442,092
Disability and health benefits	3,401	4,215
Annuity benefits and matured endowments	14,056	13,340
Surrender benefits	291,017	259,836
Interest on policy or contract funds	12,789	13,285
Settlement option payments	10,141	10,032
Net transfers to (from) separate accounts, net of reinsurance	(75,805)	(59,976)
Change in reserves for future policy benefits and policyholders’ funds	(255,384)	(259,614)
Total current and future benefits	464,277	423,210

Operating expenses:
Direct commissions	3,192	3,840
Commissions and expense allowances on reinsurance assumed	1,828	1,958
Premium, payroll and miscellaneous taxes	6,786	8,744
Other operating expenses	109,983	80,700
Total operating expenses	121,789	95,242
Net gain (loss) from operations before dividends and federal income taxes	89,912	171,074
Dividends to policyholders	86,675	77,321
Net gain from operations after dividends and before federal income taxes	3,237	93,753
Federal and foreign income tax expense (benefit)	11,308	(1,473)
Net gain from operations before realized capital gains (losses)	(8,071)	95,226
Realized capital gains/(losses), net of income taxes and IMR	(6,580)	(992)
Net income/(loss)	(14,651)	94,234

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	14,950	24,872
Change in deferred income taxes	13,722	(17,766)
Change in non-admitted assets	(11,505)	23,917
Change in asset valuation reserve	2,003	4,143
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(60,000)
Other surplus changes, net	(11,157)	(3,761)
Net increase (decrease) in capital and surplus	(66,612)	65,665
Capital and surplus, beginning of year	514,911	449,246
Capital and surplus, end of year	$448,299	$514,911

The accompanying notes are an integral part of these financial statements.

4

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Cash Flows

	For the Years Ended
	December 31,
	2019	2018
	(in thousands)
Cash provided by (used for) operations:
Premiums	$330,241	$331,153
Investment and other income	571,495	578,759
Claims and benefits	(1,023,643)	(935,424)
Dividends paid	(116,452)	(121,840)
Commissions and other expenses	(111,756)	(137,536)
Net transfers from separate accounts	76,359	60,168
Federal income taxes recovered (paid)	(384)	(35,663)
Net cash provided by (used for) operations	(274,140)	(260,383)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,026,310	1,332,418
Proceeds from sales, maturities and repayments of stocks	95,822	42,467
Proceeds from sales, maturities and repayments of other invested assets	450,797	100,771
Proceeds from sales, maturities and repayments of other investments	9,934	2,197
Cost of bonds acquired	(822,030)	(1,146,988)
Cost of stocks acquired	(59,117)	(42,257)
Cost of mortgage loans acquired	(136,520)	(181,174)
Cost of other invested assets acquired	(170,339)	(80,027)
Cost of other investments acquired	(2,969)	(1,739)
Net decrease (increase) in contract loans	(7,127)	10,420
Net cash provided by (used for) investments	384,761	36,088

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(30,331)	(11,111)
Dividends to stockholder	(60,000)	(60,000)
Other cash provided (applied)	23,470	(3,710)
Net cash provided by (used for) financing and miscellaneous uses	(66,861)	(74,821)
Net increase (decrease) in cash and short-term investments	43,760	(299,116)
Cash and short-term investments, beginning of year	56,891	356,007
Cash and short-term investments, end of year	$100,651	$56,891

The accompanying notes are an integral part of these financial statements.

5

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of the Nassau Companies of New York (“NCNY” or the “Parent”) after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the New York Department of Financial Services (“NYDFS” or the “Department”). Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain. Effective March 31, 2019, Nassau Insurance Group Holdings, L.P. (formerly known as Nassau Reinsurance Group Holdings L.P.) contributed NCNY to The Nassau Companies.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York. The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the NYDFS.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of the Company’s whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

6

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.

●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.

●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.

●	Under STAT, for universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.

●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.

●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.

●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for invested assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

7

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2019 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Liquidity and regulatory capital requirements

NCNY serves as the holding company for NNY and does not have any significant operations of its own. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends to the Parent from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2019, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Parent from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY does not have the capacity to pay dividends in 2020 without prior approval. During the year ended December 31, 2019, NNY declared and paid $60.0 million in dividends to its Parent.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

8

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the interest method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the interest method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

9

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge exposure to changes in interest rates. The Company uses interest rate swaps to manage interest rate exposure to certain floating rate available-for-sale debt securities where the terms or expected cash flows of the hedged item closely match the terms or expected cash flows of the swap.

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

The Company had no derivative contracts with financing premiums.

10

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.9 million and $0.3 million due and accrued investment income non-admitted at December 31, 2019 and 2018, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2019 and 2018 were $56.2 million and $44.7 million, respectively. Changes for the years ended December 31, 2019 and 2018 were increases of $11.5 million and decreases of $23.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve. Annuity reserves principally use Actuarial Guideline (AG) 33 and 43 to calculate reserve balances. AG33 uses prescribed methods and assumptions to determine the minimum statutory reserves. AG43 requires that reserves for contracts are based on the greater of the Standard Scenario Amount (SSA) and the Conditional Tail Expectation Amount (CTE). The Company holds reserves greater than those developed under the minimum statutory reserving rules when it is determined that the minimum statutory reserves are inadequate. Actual results could differ from these estimates and may result in the establishment of additional reserves. The Company monitors actual experience and, where circumstances warrant, revises assumptions and the related estimates for policy reserves.

11

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company calculated its reserves for variable annuity products under the SSA of AG43, which exceeded the CTE scenario. As of December 31, 2018, the Company calculated its reserves under the CTE scenario.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2019 and 2018, the Company paid cash dividends of $60.0 million and $60.0 million, respectively, to its parent, Nassau.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

12

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $5.7 million and $8.4 million for 2019 and 2018, respectively.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $1.1 million and $0.8 million for 2019 and 2018, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had net benefits of $0.2 million and $18.6 million for 2019 and 2018, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2019.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $56.9 million and $97.8 million as of December 31, 2019 and 2018, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

13

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2019 and 2018:

●	$82.7 million and $79.7 million of non-cash investment exchanges as of December 31, 2019 and 2018, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

14

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

Pending acquisition

On October 17, 2019, the Company announced the signing of a definitive agreement with The Independent Order of Foresters (“Foresters”) for NNY to acquire Foresters Financial Holding Company, Inc. and Foresters Life Insurance and Annuity Company from Foresters. The transaction is subject to customary closing conditions, including regulatory approval by the New York State Department of Financial Services.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2019 were as follows:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. government	$217,344	$16,763	$(744)	$233,363
All other governments	58,433	8,323	—	66,756
States, territories and possessions	40,104	5,856	—	45,960
Political subdivisions of states, territories
and possessions	61,380	7,985	(68)	69,297
Special revenue	461,712	46,866	(277)	508,301
Industrial and miscellaneous (unaffiliated)	3,977,928	375,458	(8,188)	4,345,198
Parent, subsidiaries and affiliates	15,300	217	(2,063)	13,454
Hybrid securities	243,211	15,232	(2,716)	255,727
Mortgage-backed and asset-backed securities	1,940,543	57,040	(16,904)	1,980,679
Total bonds	$7,015,955	$533,740	$(30,960)	$7,518,735

Preferred stock	$95,933	$9,050	$—	$104,983
Common stock	$57,218	$—	$—	$57,218

15

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2019 and 2018.

The aging of temporarily impaired general account debt securities as of December 31, 2019 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$4,365	$(742)	$1,186	$(2)	$5,551	$(744)
Political subdivisions	405	(10)	2,660	(58)	3,065	(68)
Special revenue	2,189	(30)	7,003	(247)	9,192	(277)
Industrial and miscellaneous (unaffiliated)	39,498	(2,854)	89,579	(5,334)	129,077	(8,188)
Parent, subsidiaries and affiliates	9,298	(1,476)	2,805	(587)	12,103	(2,063)
Hybrid securities	3,319	(7)	32,168	(2,709)	35,487	(2,716)
Mortgage-backed and asset-backed securities	180,628	(2,065)	351,703	(14,839)	532,331	(16,904)
Total bonds	$239,702	$(7,184)	$487,104	$(23,776)	$726,806	$(30,960)
Number of positions at unrealized loss		115		165		280

Preferred stock	$—	$—	$—	$—	$—	$—

16

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company reported $21.5 million and $19.6 million of gross unrealized gains and $1.0 million and $2.0 million of gross unrealized losses related to common stock for the periods ended December 31, 2019 and 2018, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2019, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $0.7 million with unrealized losses of $0.7 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $3.9 million with unrealized losses of $0.3 million.

At December 31, 2019, there are 11 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $2.8 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 165 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parents, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million. The Company had $2.5 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $1.5 million.

For the period ended December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $10.7 million.

17

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2018, available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2019 by maturity are shown below.

	Carrying Value	Fair Value
	(in thousands)
Due in one year or less.	$277,098	$286,604
Due after one year through five years	1,526,921	1,593,413
Due after five years through ten years	2,418,369	2,537,054
Due after ten years	2,793,567	3,101,664
Total	$7,015,955	$7,518,735

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $14.8 million and $7.4 million as of December 31, 2019 and 2018, respectively. OTTIs were $19.1 million and $11.4 million in 2019 and 2018, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2019, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

18

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2019	2018
	(in thousands)
Real estate	$30,859	$30,232
Total real estate	$30,859	$30,232

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2019 and 2018, the Company had $400.5 million and $268.7 million, respectively, in mortgage loans. The allowance for loans at December 31, 2019 was $0.8 million. There was 0.5 million allowance for loan losses at December 31, 2018.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2019	2018
	(in millions)
Industrial	$21.2	$13.5
Multifamily	63.8	53.9
Office	72.0	58.4
Retail	132.6	58.4
Self-storage	19.0	11.0
Warehouse	53.0	53.2
Other	39.7	20.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2019	2018
	(in millions)
East North Central	$39.8	$37.1
Middle Atlantic	21.1	10.2
Mountain	54.4	37.1
New England	3.1	3.2
Pacific	113.9	83.2
South Atlantic	89.2	51.4
West North Central	6.2	6.2
West South Central	73.6	40.8
Total mortgage loans	401.3	269.2
Less: Valuation allowance	0.8	0.5
Net mortgage loans	$400.5	$268.7

19

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $366.7 million CM1 loans and $34.6 million CM2 loans as of December 31, 2019. The Company held $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2019 was 87%. As of December 31, 2019, all loans were current.

During 2019, the minimum and maximum lending rates for mortgage loans were 3.7% and 6.8% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2019.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2019	2018
	(in thousands)
Private equity	$53,982	$265,511
Mezzanine partnerships	9,852	148,320
Infrastructure funds	10,946	27,611
Hedge funds	6,811	6,980
Collateralized fund obligation	97,400	—
Mortgage and real estate	871	898
Direct equity	129,534	141,727
Credit funds	22,105	8,432
Other alternative assets	13,062	15,436
Total other invested assets	$344,563	$614,915

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $80.2 million and $152.3 million as of December 31, 2019 and 2018, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2019	2018
	(in thousands)
Swaps:
Notional amount	$75,000	$75,000
Fair value	$6,843	$1,951
Carrying value	$—	$—

20

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral. Restricted assets were $6.1 million and $8.0 million as of December 31, 2019 and 2018, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $593.9 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made, 5% of its admitted assets as shown by its last sworn statement to the superintendent. During 2019, the Company had maximum collateral pledged with fair value of $73.7 million and carrying value of $70.2 million. The amount borrowed at the time of maximum collateral was $39 million. As of December 31, 2019, the Company had no outstanding borrowings with the FHLB and no amounts pledged. The Company owned $2.3 million and $3.4 million of FHLB capital stock as of December 31, 2019 and 2018, respectively, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
Investment	Current Year	Prior Year	Current Year	Prior Year	Current Year	Prior Year
	(in thousands)
(1) Bonds - Amortized Cost	11	30	$8,661	$13,676	$8,818	$13,205
(2) Loan-backed and structured securities - Amortized Cost	—	—	—	—	—	—
(3) Preferred Stock - Amortized Cost	1	—	—	—	40	—
(4) Preferred Stock - Fair Value	1	—	12	—	12	—
(5) Total (1+2+3+4)	13	30	$8,673	$13,676	$8,870	$13,205

21

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2019, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were HP Communities LLC., Wells Fargo & Company, Anheuser Busch Company, Prudential Financial Inc. and Burlington Northern & Sante Fe. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Bonds	$328,888	$348,400
Contract loans	182,662	175,413
Cash and short-term investments	4,492	588
Real estate, net of expenses	4,996	1,312
Preferred stock	6,260	7,496
Common stock	2,881	18
Mortgage loans	13,886	8,714
Other invested assets	26,030	59,449
Derivative instruments	443	423
Miscellaneous income	1,473	1,968
Amortization of interest maintenance reserve ("IMR")	13,013	14,478
Less:
Interest expense	9,086	9,086
Other investment expenses	21,049	21,026
Net investment income	554,889	588,147

For the year ended December 31, 2019, the Company had 13 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $1.6 million.

22

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2019	2018	2019	2018
	(in thousands)
Bonds	$(7,752)	$2,054	$1,373	$(1,252)
Preferred stock	(2,202)	364	2,332	(2,474)
Common stock	2,207	(235)	2,936	8,413
Mortgage loans	(258)	(540)	—	—
Other invested assets	341	(63)	12,275	26,851
Derivative instruments	(255)	—	—	—
Foreign exchange	(23)	(370)	8	(54)
Miscellaneous	223	(640)	—	—
	(7,719)	570	18,924	31,484
Income tax benefit (expense)	1,139	(1,562)	(3,974)	(6,612)
Net capital gains (losses)	$(6,580)	$(992)	$14,950	$24,872

Realized losses for 2019 include impairments of $19.1 million, including impairments on bonds of $14.2 million, common stock of $1.8 million and preferred stock of $3.1 million. Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2019	2018
	(in thousands)
Proceeds from sales	$1,201,293	$1,454,353
Gross gains on sales.	34,252	21,989
Gross losses on sales	29,917	25,652

5. Investments in Affiliates

The Company has an investment subsidiary, Nassau 2019 CFO LLC and uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of that subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2019 and 2018.

23

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2019	2018
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,258	$1,532
1941 CSO, 2.25% to 4.0%	90,967	100,855
1958 CSO, 2.0% to 6.0%	1,473,056	1,541,961
1980 CSO, <4.5% to 6.0%	2,815,762	2,964,819
1980 CSO Select, 4.5%	37,279	38,718
1980 CSO, 3.5% to 4.5%	4,427,550	4,444,192
2001 CSO 4.0% to 4.25%	58,247	56,642
Various	13,501	18,384
Total life insurance	$8,917,620	$9,167,103

Annuities	207,258	218,710

Claim and loss liabilities:
Disability	27,828	31,496
Accident and health	29,980	35,621
Total claim and loss liabilities	57,808	67,117
Subtotal	9,182,686	9,452,930
Supplementary contracts with life contingencies	84,624	83,999
All other	5,050	7,382
Total before reinsurance ceded	9,272,360	9,544,311
Less: Reinsurance ceded	336,012	352,591
Reserves for future policy benefits	$8,936,348	$9,191,720

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2019 and 2018 for which the net premium exceeded the gross premium was $0.6 billion and $0.8 billion, respectively. As of December 31, 2019 and 2018, the Company carried an associated premium deficiency reserve of $3.5 million and $4.3 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

24

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Individual Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$14,928	$6,930	$—	$21,858	4%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	313,234	313,234	56%
Subtotal	14,928	6,930	313,234	335,092	60%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	132,949	—	—	132,949	23%
Not subject to discretionary withdrawal	91,668	—	3,166	94,834	17%
Total individual annuity actuarial reserves	239,545	6,930	316,400	562,875	100%
Less: Reinsurance ceded	8,814	—	—	8,814
Total individual annuity actuarial reserves, net of reinsurance	$230,731	$6,930	$316,400	$554,061

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Group Annuities
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,454	1,454	3%
Subtotal	—	—	1,454	1,454	3%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	23,822	—	—	23,822	44%
Not subject to discretionary withdrawal	28,513	—	—	28,513	53%
Total group annuity actuarial reserves	52,335	—	1,454	53,789	100%
Less: Reinsurance ceded	—	—	—	—
Total group annuity actuarial reserves, net of reinsurance	$52,335	$—	$1,454	$53,789

25

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019
		Separate	Separate
		Account	Account
	General	with	Non-
	Account	Guarantees	guaranteed	Total	% of total
	(in thousands)
Deposit-Type Contracts (no life contingencies)
Subject to discretionary withdrawal:
- with market value adjustment	$—	$—	$—	$—	—%
- at book value less surrender charge of 5% or more	—	—	—	—	—%
- at market value	—	—	1,149	1,149	—%
Subtotal	—	—	1,149	1,149	—%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	433,302	—	—	433,302	98%
Not subject to discretionary withdrawal	8,478	—	—	8,478	2%
Total deposit fund liabilities	441,780	—	1,149	442,929	100%
Less: Reinsurance ceded	—	—	—	—
Total deposit fund liabilities, net of reinsurance	$441,780	$—	$1,149	$442,929

				2018
				(in thousands)	% of total
Annuities and deposit fund liabilities
Subject to discretionary withdrawal - with adjustment:
- with market value adjustment				$23,828	2%
- at book value less surrender charge of 5% or more				14	—%
- at market value				295,527	28%
Subtotal				319,369	30%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)				615,585	57%
Not subject to discretionary withdrawal				137,334	13%
Total annuity actuarial reserves and deposit fund liabilities				1,072,288	100%
Less: Reinsurance ceded				9,547
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance				$1,062,741

26

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics of life actuarial reserves as of December 31, 2019 are as follows:

	General Account			Separate Account - Non-guaranteed
		General
	Account	Account		Account	Cash
	Value	Cash Value	Reserve	Value	Value	Reserve
			(in thousands)
Subject to discretionary withdrawal, surrender values or policy loans:
- Term policies with cash value	$1,058	$1,058	$7,814	$—	$—	$—
- Universal life	664,324	653,032	756,376	—	—	—
- Universal life with secondary guarantees	21,967	19,979	69,448	—	—	—
- Indexed universal life	17	15	15	—	—	—
- Indexed universal life with secondary guarantees	—	—	—	—	—	—
- Indexed life	—	—	—	—	—	—
- Other permanent cash value life insurance	7,562,874	7,562,874	7,933,315	—	—	—
- Variable life	—	—	—	—	—	—
- Variable universal life	87,943	84,935	88,411	733,948	708,844	734,130
- Miscellaneous reserves	—	—	—	—	—	—

Not subject to discretionary withdrawal, with no cash value:
- Term policies without cash value	XXX	XXX	62,240	XXX	XXX	—
- Accidental death benefits	XXX	XXX	523	XXX	XXX	—
- Disability-active lives	XXX	XXX	4,993	XXX	XXX	—
- Disability-disabled lives	XXX	XXX	22,835	XXX	XXX	—
- Miscellaneous reserves	XXX	XXX	4,527	XXX	XXX	—

Total (gross: direct + assumed)	8,338,183	8,321,893	8,950,497	733,948	708,844	734,130
Less: Reinsurance ceded	—	—	297,263	—	—	—
Total, net	$8,338,183	$8,321,893	$8,653,234	$733,948	$708,844	$734,130

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $5.7 million and $0.6 million as of December 31, 2019 and 2018, respectively, and are included in accrued expenses and general liabilities.

27

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reinsurance agreements with affiliates

An affiliate, PHL Variable Insurance Company (“PHL”) has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $74.6 million and $76.5 million at December 31, 2019 and 2018, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce group executive ordinary (“GEO”) corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company. The MODCO reserves under this treaty were $1.1 billion as of December 31, 2019.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

28

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2019	2018
	(in thousands)
Direct premiums and annuity considerations	$359,486	$367,246
Reinsurance assumed - non-affiliate	8,774	8,848
Reinsurance assumed - affiliate	21,353	23,037
Reinsurance ceded - non-affiliate	(133,551)	(140,863)
Reinsurance ceded - affiliate	(6,205)	(6,292)
Net premiums and annuity considerations	$249,857	$251,976

Direct commission s and expense allowance	$3,192	$3,840
Reinsurance assumed - non-affiliate	244	324
Reinsurance assumed - affiliate	1,585	1,634
Reinsurance ceded - non-affiliate	(5,337)	(5,791)
Reinsurance ceded - affiliate	(7,903)	(7,400)
Net commissions and expense allowance	$(8,219)	$(7,393)

Direct policy and contract claims incurred	$661,521	$655,434
Reinsurance assumed - non-affiliate	36,408	81,154
Reinsurance assumed - affiliate	28,960	14,551
Reinsurance ceded - non affiliate	(219,084)	(232,163)
Reinsurance ceded - affiliate	(26,286)	(59,329)
Net policy and contract claims incurred	$481,519	$459,647

Direct policy and contract claims payable	$124,606	$122,898
Reinsurance assumed - non-affiliate	20,522	47,152
Reinsurance assumed - affiliate	607	163
Reinsurance ceded - non-affiliate	(14,590)	(33,387)
Net policy and contract claims payable	$131,145	$136,826

Direct life insurance in force	$26,530,737	$28,458,804
Reinsurance assumed	2,955,890	2,927,687
Reinsurance ceded	(10,311,574)	(13,360,421)
Net insurance in force	$19,175,053	$18,026,070

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $16.3 million and $17.0 million for the years ended December 31, 2019 and 2018, respectively.

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $19.1 million as of December 31, 2018. As of December 31, 2019, $2.0 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $18.0 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $0.9 million of unfavorable prior year development since December 31, 2018. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

29

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.0 million and $1.3 million in 2019 and 2018, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.6 million as of December 31, 2019, payable as follows: 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million; 2023 - $0.6 million and 2024 - $0.4 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2019 and 2018 was $34.5 million and $76.9 million, respectively. EDP accumulated depreciation as of December 31, 2019 and 2018 was $30.2 million and $69.6 million, respectively. Depreciation for the year ended December 31, 2019 and 2018 was $3.0 million and $3.7 million, respectively. EDP equipment and software are depreciated over 3 to 7 years, using the straight-line and method. Non-admitted EDP equipment totaled $4.3 million and $7.3 million as of December 31, 2019 and 2018, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2019 and 2018 was $5.0 million and $6.5 million, respectively. Accumulated depreciation as of December 31, 2019 and 2018 was $4.6 million and $5.9 million, respectively. Depreciation for the years ended December 31, 2019 and 2018 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.4 million and $0.6 million as of December 31, 2019 and 2018, respectively.

Depreciation or amortization periods are generally 7 to 39 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2019 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$63,706	$63,401
Total	$63,706	$63,401

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary renewal	$68,799	$68,807
Total	$68,799	$68,807

30

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2019 and 2018, the Company’s separate account statement included legally insulated assets of $1,060.4 million and $942.3 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2019, the general account of the Company had a maximum guarantee for separate account liabilities of $1.1 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.2 million and $0.6 million for the years ended December 31, 2019 and 2018, respectively. The general account paid $0.2 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2019 and 2018, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $1,060.0 million and $941.5 million as of December 31, 2019 and 2018, respectively. Separate account premiums and other considerations received were $28.7 million and $35.8 million for the years ended December 31, 2019 and 2018, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $81.7 million and $68.4 million for the years ended December 31, 2019 and 2018, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2019	2018
	(in thousands)
Transfers to separate accounts	$28,702	$35,799
Transfers from separate accounts	(104,374)	(95,775)
Other	(133)	—
Net transfers from separate account	(75,805)	(59,976)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(75,805)	$(59,976)

31

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

12. Federal Income Taxes

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$164,868	$6,235	$171,103	$138,182	$6,800	$144,982	$26,686	$(565)	$26,121
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	164,868	6,235	171,103	138,182	6,800	144,982	26,686	(565)	26,121
Less: Deferred tax assets non-admitted	42,390	—	42,390	23,269	6,800	30,069	19,121	(6,800)	12,321
Subtotal net admitted deferred tax assets	122,478	6,235	128,713	114,913	—	114,913	7,565	6,235	13,800
Less: Deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Net deferred tax assets	$50,455	$5,916	$56,371	$57,337	$—	$57,337	$(6,882)	$5,916	$(966)

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years
recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets
expected to be realized after application
of the threshold limitation	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
1) Adjusted gross deferred tax assets
expected to be realized following the
balance sheet date	50,455	5,916	56,371	57,337	—	57,337	(6,882)	5,916	(966)
2) Adjusted gross deferred tax assets
allowed per limitation threshold	XXX	XXX	58,789	XXX	XXX	68,636	XXX	XXX	(9,847)
Adjusted gross deferred tax assets offset
by gross deferred tax liabilities	72,023	319	72,342	57,576	—	57,576	14,447	319	14,766
Deferred tax assets admitted as the
result of application of SSAP 101	$122,478	$6,235	$128,713	$114,913	$—	$114,913	$7,565	$6,235	$13,800

	2019	2018
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	930%	821%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$391,929	$672,811

	December 31, 2019		December 31, 2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$164,868	$6,235	$138,182	$6,800	$26,686	$(565)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$122,478	$6,235	$114,913	$—	$7,565	$6,235
% of total net admitted adjusted
gross DTAs	—%	—%	—%	—%	—%	—%

32

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Management believes that it is more likely than not that the Company will be able to utilize the DTA in the future without any tax planning strategies.

The Company believes that there is sufficient positive evidence, including a history of earnings and projected future income generation, to support that it is more likely than not that NNY will realize the tax benefits associated with its deferred tax assets and consequently, it is not required to record a valuation allowance for statutory accounting purposes.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2019 and 2018 were as follows:

33

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018	Change
	(in thousands)
Current income tax:
Federal	$11,308	$(1,473)	$12,781
Foreign	—	—	—
Subtotal	11,308	(1,473)	12,781
Federal income tax on net capital gains	(1,139)	1,562	(2,701)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$10,169	$89	$10,080

Deferred tax assets:
Ordinary
Future policyholder benefits	$43,098	$45,672	$(2,574)
Investments	56,169	27,735	28,434
Deferred acquisition costs	28,013	29,010	(997)
Policyholder dividends accrual	26,283	24,448	1,835
Fixed assets	—	—	—
Compensation and benefits accrual	3,591	3,901	(310)
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	1,136	2,272	(1,136)
Other (including items <5% of total ordinary tax assets)	6,579	5,144	1,435
Subtotal	164,869	138,182	26,687
Non-admitted	42,390	23,269	19,121
Admitted ordinary deferred tax assets	$122,479	$114,913	$7,566

Capital:
Investments	$3,701	$4,782	$(1,081)
Net capital loss carryforward		—	—
Other (including items <5% of total capital tax assets)	2,534	2,018	516
Subtotal	6,235	6,800	(565)
Non-admitted	—	6,800	(6,800)
Admitted capital deferred tax assets	6,235	—	6,235
Admitted deferred tax assets	$128,714	$114,913	$13,801

Deferred tax liabilities:
Ordinary
Investments	$42,075	$25,125	$16,950
Fixed assets	2,259	1,050	1,209
Policyholder reserves	22,146	25,857	(3,711)
Other (including items <5% of total ordinary tax liabilities)	5,543	5,544	(1)
Subtotal	72,023	57,576	14,447

Capital:
Investments	237	—	237
Other (including items <5% of total ordinary tax liabilities)	82	—	82
Subtotal	319	—	319
Deferred tax liabilities	72,342	57,576	14,766
Net admitted deferred tax assets (liabilities)	$56,372	$57,337	$(965)

34

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2019
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$(4,482)	$(941)	21.0%
Interest maintenance reserve	105	22	(0.5%)
Dividends received deduction	(7,250)	(1,523)	34.0%
Return to provision	—	—	—%
Change in non-admitted assets	(4,293)	(902)	20.1%
Rate change	—	—	—%
Other, including prior year true-up	(998)	(210)	4.7%
Total statutory income tax	$(16,918)	$(3,553)	79.3%

Federal income taxes incurred		$13,891	(309.9%)
Tax on capital gains/(losses)		(1,139)	25.4%
Prior year overaccrual/(underaccrual)		(2,583)	57.6%
Change in net deferred income tax expense/(benefit)		(13,722)	306.2%
Total statutory income tax		$(3,553)	79.3%

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

35

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2019	2018
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	1,136	2,272

As a result of The Tax Cuts and Jobs Act (the “TCJA”), the alternative minimum tax (“AMT”) is repealed and related credits will be fully refundable by 2021.

The Company has no income tax expense for 2017, 2018 and 2019 that is available for recoupment in the event of future net capital losses.

There was no aggregate amount of deposits reported as admitted assets under Section 6603 of the Internal Revenue Code as of December 31, 2019 or 2018.

The Company is subject to U.S. federal income tax examinations by tax authorities for years 2015 and after. The Company does not anticipate any material assessments or adjustments to the Company’s liability resulting from the tax examinations of prior open year periods.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2019, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company is included in the consolidated federal income tax return of The Nassau Companies, NCNY and its subsidiaries. The following companies were included in the consolidated federal income tax return for 2019, effective March 31, 2019:

The Nassau Companies
The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
Phoenix Founders, Inc.

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

The TCJA provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company is eligible to join as members of an “Aggregate Group” within the meaning of the IRC and the Aggregate Group’s base erosion payments are less than 3% of the Aggregate Group’s total deductions for the years ended December 31, 2019 and 2018. Accordingly, the BEAT liability was $0 for the years ended December 31, 2019 and 2018.

36

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

	2019	2018
	(in thousands)
Gross AMT credit recognized as:
Current year recoverable	$1,135,752	$2,271,504
Deferred tax asset	1,135,752	2,271,504
Beginning balance of AMT credit carryforward	2,271,504	4,543,008
Amounts recovered	1,135,752	2,271,504
Adjustments	—	—
Ending balance of AMT credit	$1,135,752	$2,271,504

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $93.1 million and $88.1 million for the years ended December 31, 2019 and 2018, respectively. The amounts payable to NCNY were $5.2 million and $6.2 million as of December 31, 2019 and 2018, respectively.

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and Nassau Life and Annuity Company (“NLA”). Commissions paid by the Company on behalf of PHL were $3.3 million and $3.7 million for the years ended December 31, 2019 and 2018, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2019 and 2018.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $44.6 million and $54.0 million for the years ended December 31, 2019 and 2018, respectively. Commissions paid by the Company on behalf of NLA were $28.2 million for the year ended December 31, 2019. The Company had amounts receivable from PHL and NLA of $1.1 million and $3.7 million as of December 31, 2019, respectively. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.2 million and $17.5 million as of December 31, 2019 and 2018, respectively. Amounts receivable from NAMCO were $0.1 million and $0.4 million for the years ended December 31, 2019 and 2018, respectively.

The Company has investments in various classes of notes of Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd., Nassau 2019-I Ltd., Nassau 2019-II Ltd. and Nassau 2019-III Ltd. (the “Nassau CLOs”) totaling $87.0 million par with a fair value of $54.7 million and $52.1 million par with a fair value of $48.0 million at December 31, 2019 and 2018, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

In September 2019, the Company sold certain of its limited partnership and other invested assets to Nassau CFO Fund, LLC (“Nassau CFO”), a collateralized fund obligation managed by an affiliate. The Company received cash and certain equity interests in Nassau CFO as consideration with no gain or loss recognized on the sale. The Company invested in Class B Notes issued by Nassau CFO which have a par and fair value of $14.9 million at December 31, 2019 and recognized $0.4 million of net investment income for the year ended December 31, 2019. The Company’s equity investment in Nassau CFO was $97.4 million at December 31, 2019 and the Company recorded net investment income from Nassau CFO of $17.0 million for the year ended December 31, 2019.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

37

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $5.2 million and $16.2 million as of December 31, 2019 and 2018, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0 and $0.1 million as of December 31, 2019 and 2018, respectively. The Company did not charge for these services.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2019, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

38

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation.Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

39

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2019 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$18,925	$4,611	$23,536
Preferred stock	—	—	9,370	9,370
Common stock [1]	96	2,297	54,825	57,218
Subtotal	96	21,222	68,806	90,124

Derivative assets.	—	6,843	—	6,843
Separate account assets	1,053,184	7,184	—	1,060,368
Total assets at fair value	$1,053,280	$35,249	$68,806	$1,157,335
____________________

[1]	Includes $2,297 thousand Class A Membership FHLB common stock.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

40

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2019	2018
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$70,097	$58,688
Purchases	12,905	4,957
Sales	(3,977)	(4,970)
Settlements	—	(107)
Transfers into Level 3	5,862	19,960
Transfers out of Level 3	(16,957)	(9,728)
Realized gains (losses)	(3,561)	(1,661)
Unrealized gains (losses)	4,437	2,958
Balance, end of period	$68,806	$70,097

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2019 and 2018 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2019 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2018 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2019 and 2018.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2019 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,518,735	$7,015,955	$—	$5,088,218	$2,430,517	$—
Preferred stock	104,983	95,933	—	65,203	39,780	—
Common stock	57,218	57,218	96	2,297	54,825	—
Mortgage loans	406,978	400,498	—	—	406,978	—
Surplus debentures & capcos	15,000	13,062	—	3,872	11,128	—
Cash, cash equivalents & short terms	100,651	100,651	100,651	—	—	—
Derivatives	6,843	—	—	6,843	—	—
Separate account assets	1,060,368	1,060,368	1,053,184	7,184	—	—
Total financial instruments	$9,270,776	$8,743,685	$1,153,931	$5,173,617	$2,943,228	$—

41

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2019, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2019 and 2018, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2019 and 2018 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

42

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2019, the remaining commitments total $5.5 million.

The Company has an outstanding commitment to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. The commitment currently expires on January 5, 2021. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2019, $42.0 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2019, the Company had unfunded commitments of $80.2 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2019, the Company had open commitments of $39.6 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2019 and 2018, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2019	2018	2019	2018
	(in thousands)
Swaps	$75,000	$75,000	$—	$—
Total	$75,000	$75,000	$—	$—

____________________

* Notional amount

43

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2019, the Company held $(4.8) million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2019 and 2018 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2019 and through April 24, 2020, the date of issuance of these financial statements. Subsequent events requiring additional disclosure are as follows:

The Company is continuously monitoring the market and economic turbulence arising from COVID-19. It is too early for the Company to assess the impact of the pandemic on policyholder behavior and underwriting risks and the mid-to-long-term impact on the Company’s investments. In light of the uncertainty as to the length or severity of this pandemic, the Company cannot reasonably estimate the full impact of the pandemic on its operations and financial statements at this time, although it could be material.

44

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018

			Amount shown
	Amortized	Fair	in the
December 31, 2019	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$262,584	$280,053	$262,584
States, municipalities and political subdivisions	935,812	1,005,254	935,812
Foreign governments	58,433	66,756	58,433
All other corporate bonds [1]	5,743,826	6,153,216	5,759,126
Redeemable preferred stock	997	3,225	997
Total fixed maturities	7,001,652	7,508,504	7,016,952
Equity securities:
Common stock:
Industrial, miscellaneous and all other	57,218	57,218	57,218
Nonredeemable preferred stock	94,936	101,758	94,936
Total equity securities	152,154	158,976	152,154
Mortgage loans	400,498	406,978	400,498
Real estate, at depreciated cost	30,859	XXX	30,859
Contract loans	2,333,929	XXX	2,333,929
Other invested assets [2]	349,537	351,476	344,563
Cash and short-term investments	100,651	100,651	100,651
Receivables for securities	2,620	XXX	2,620
Total cash and invested assets	$10,371,900		$10,382,226

____________________

[1]	Amortized cost and fair value amounts exclude $15,300 and $13,455, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $4,974 of non-admitted other invested assets.

See accompanying independent auditors’ report.

45

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplemental Schedule Summary of Investments - Other than Investments in Related Parties
December 31, 2019 and 2018	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585

____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

46

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2019 and 2018

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2019:
Insurance Segment	$9,505,067	$131,144	$249,857	$554,889	$464,277	$121,789

2018:
Insurance Segment	$9,772,208	$136,826	$251,976	$588,147	$423,210	$95,242

See accompanying independent auditors’ report.

47

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2019 and 2018

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2019	$26,530,737	$10,311,574	$2,955,890	$19,175,053	15%
2018	28,458,804	13,360,421	2,927,687	18,026,070	16%

Life insurance premiums:
2019	$359,486	$139,756	$30,127	$249,857	12%
2018	367,246	147,155	31,885	251,976	13%

See accompanying independent auditors’ report.

48

Nassau Life
Insurance Company
(a wholly owned subsidiary of
The Nassau Companies of New York)
Statutory Financial Statements and
Supplemental Schedules
December 31, 2018 and 2017

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Table of Contents

Page
Statutory Financial Statements:

Independent Auditors’ Report	1-2

Statements of Admitted Assets, Liabilities, Capital and Surplus	3

Statements of Income and Changes in Capital and Surplus	4

Statements of Cash Flows	5

Notes to Statutory Financial Statements	6-41

Supplemental Schedules:

Summary of Investments - Other than Investments in Related Parties	42-43

Supplementary Insurance Information	44

Supplementary Schedule - Reinsurance	45

i

Independent Auditors’ Report

The Board of Directors
Nassau Life Insurance Company:

We have audited the accompanying financial statements of Nassau Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of income and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by Nassau Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of Nassau Life Insurance Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Nassau Life Insurance Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the Supplemental Schedules: Supplemental Schedule Summary of Investments - Other than Investments in Related Parties, Supplementary Insurance Information, and Supplementary Schedule - Reinsurance, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Regulation S-X Rule 7-05 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

[(signed) KPMG LLP]

Hartford, Connecticut
April 29, 2019, except for the Supplemental Schedules, as to which the date is July 8, 2020

2

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Statements of Admitted Assets, Liabilities, Capital and Surplus

	As of
	December 31,
	2018	2017
	(in thousands)
Assets:
Bonds	$7,212,940	$7,417,789
Contract loans	2,326,802	2,337,222
Real estate, at depreciated cost	30,232	30,916
Preferred stock	125,947	124,890
Common stock	58,649	49,416
Mortgage loans	268,735	90,939
Cash and short-term investments	56,891	356,007
Other invested assets	614,915	611,112
Receivables for securities	7,474	6,999
Total cash and invested assets	10,702,585	11,025,290
Deferred and uncollected premiums	68,807	72,326
Due and accrued investment income	145,362	147,447
Reinsurance recoverables	7,214	20,659
Deferred tax asset	57,337	58,828
Receivables from affiliates	22,164	17,081
Other assets	13,994	15,315
Separate account assets	942,308	1,121,235
Total assets	$11,959,771	$12,478,181

Liabilities:
Reserves for future policy benefits	$9,191,720	$9,451,010
Policyholders’ funds	462,047	464,270
Dividends to policyholders	118,441	122,925
Policy benefits in course of settlement	136,826	157,267
Amounts payable on reinsurance.	26,542	14,744
Accrued expenses and general liabilities	62,182	125,464
Current federal and foreign income tax	16,343	51,916
Reinsurance funds withheld liability	232,124	244,968
Interest maintenance reserve (“IMR”)	100,121	115,149
Transfers to separate account due and accrued	(821)	(1,183)
Asset valuation reserve (“AVR”)	157,027	161,170
Separate account liabilities	942,308	1,121,235
Total liabilities	11,444,860	12,028,935

Capital and surplus:
Common stock, $1,000 par value (10,000 shares authorized;
10,000 shares issued and outstanding)	10,000	10,000
Paid-in surplus	228,798	228,798
Surplus notes	126,286	126,260
Special surplus funds	2,500	2,500
Unassigned surplus	147,327	81,688
Total surplus	514,911	449,246
Total liabilities, capital and surplus	$11,959,771	$12,478,181

The accompanying notes are an integral part of these financial statements.

3

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Income and Changes in Capital and Surplus

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Income:
Premium and annuity considerations	$251,976	$296,611
Net investment income	588,147	625,172
Commissions and expense allowances on reinsurance ceded	13,191	13,385
Reserve adjustments on reinsurance ceded	(254,682)	(247,110)
Fees associated with separate account and other miscellaneous income	90,894	103,332
Total income	689,526	791,390

Current and future benefits:
Death benefits	442,092	398,007
Disability and health benefits	4,215	3,528
Annuity benefits and matured endowments	13,340	15,247
Surrender benefits	259,836	319,365
Interest on policy or contract funds	13,285	11,929
Settlement option payments	10,032	10,298
Net transfers to (from) separate accounts, net of reinsurance	(59,976)	(69,360)
Change in reserves for future policy benefits and policyholders’ funds	(259,614)	(220,500)
Total current and future benefits	423,210	468,514

Operating expenses:
Direct commissions	3,840	4,444
Commissions and expense allowances on reinsurance assumed	1,958	3,062
Premium, payroll and miscellaneous taxes	8,744	8,639
Other operating expenses	80,700	151,049
Total operating expenses	95,242	167,194
Net gain (loss) from operations before dividends and federal income taxes	171,074	155,682
Dividends to policyholders	77,321	79,305
Net gain from operations after dividends and before federal income taxes	93,753	76,377
Federal and foreign income tax expense (benefit)	(1,473)	14,244
Net gain from operations before realized capital gains (losses)	95,226	62,133
Realized capital gains/(losses), net of income taxes and IMR	(992)	6,253
Net income/(loss)	94,234	68,386

Changes in capital and surplus:
Change in unrealized capital gains (loss), net of tax	24,872	2,752
Change in deferred income taxes	(17,766)	(92,394)
Change in non-admitted assets	23,917	110,872
Change in asset valuation reserve	4,143	(8,272)
Change in surplus notes	26	26
Dividends to stockholder	(60,000)	(20,000)
Other surplus changes, net	(3,761)	(5,292)
Net increase (decrease) in capital and surplus	65,665	56,078
Capital and surplus, beginning of year	449,246	393,168
Capital and surplus, end of year	$514,911	$449,246

The accompanying notes are an integral part of these financial statements.

4

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Statements of Cash Flows

	For the Years Ended
	December 31,
	2018	2017
	(in thousands)
Cash provided by (used for) operations:
Premiums	$331,153	$387,217
Investment and other income	578,759	618,109
Claims and benefits	(935,424)	(926,695)
Dividends paid	(121,840)	(132,066)
Commissions and other expenses	(137,536)	(157,842)
Net transfers from separate accounts	60,168	70,522
Federal income taxes recovered (paid)	(35,663)	(85)
Net cash provided by (used for) operations	(260,383)	(140,840)

Cash provided by (used for) investments:
Proceeds from sales, maturities and repayments of bonds	1,332,418	3,088,320
Proceeds from sales, maturities and repayments of stocks	42,467	43,144
Proceeds from sales, maturities and repayments of other invested assets	100,771	102,611
Proceeds from sales, maturities and repayments of other investments	2,197	492
Cost of bonds acquired	(1,146,988)	(2,778,370)
Cost of stocks acquired	(42,257)	(24,929)
Cost of mortgage loans acquired	(181,174)	(91,305)
Cost of other invested assets acquired	(80,027)	(85,353)
Cost of other investments acquired	(1,739)	(3,027)
Net decrease (increase) in contract loans	10,420	(5,039)
Net cash provided by (used for) investments	36,088	246,544

Cash provided by (used for) financing and miscellaneous sources:
Net deposits (withdrawals) of deposit-type contracts	(11,111)	(17,546)
Dividends to stockholder	(60,000)	(20,000)
Other cash provided (applied)	(3,710)	53,477
Net cash provided by (used for) financing and miscellaneous uses	(74,821)	15,931
Net increase (decrease) in cash and short-term investments	(299,116)	121,635
Cash and short-term investments, beginning of year	356,007	234,372
Cash and short-term investments, end of year	$56,891	$356,007

The accompanying notes are an integral part of these financial statements.

5

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements

1. Description of Business

Phoenix Mutual Life Insurance Company was organized in Connecticut in 1851. In 1992, in connection with its merger with Home Life Insurance Company, the Company re-domiciled to New York and changed its name to Phoenix Home Life Mutual Insurance Company, or Phoenix Home Life. On June 25, 2001, the effective date of its demutualization, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company, became a wholly owned subsidiary of The Phoenix Companies, Inc. (“Phoenix”), a publicly owned holding company traded on the New York Stock Exchange, and changed its name to Phoenix Life Insurance Company (“PLIC”). As a result of this conversion, PLIC stopped writing traditional participating life insurance business. PLIC also established a closed block (the “Closed Block”) of existing in-force traditional participating life insurance business to protect the future dividends of these policyholders.

Effective October 10, 2018, PLIC changed its name to Nassau Life Insurance Company (“NNY” or the “Company”). Effective November 13, 2018, the Company’s Parent, The Phoenix Companies, Inc. (“Phoenix”), changed its name to The Nassau Companies of New York (“NCNY” or the “Parent”). The financial statements of NNY are presented on the basis of accounting practices prescribed or permitted by the New York Department of Financial Services (the “NYDFS”).

On June 20, 2016, Nassau Insurance Group Holdings L.P. (“Nassau” or “Nassau Re”) completed its acquisition of NCNY after receipt of insurance regulatory approvals from the Connecticut Insurance Department and the NYDFS. Founded in April 2015, Nassau Re is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

NNY is a provider of life insurance and annuity products. The Company’s life insurance products include whole life, universal life, variable universal life and other insurance products. NNY offers single-life and multiple-life products. Most of our whole life policies were written prior to the demutualization and are part of the Closed Block. The Company also offers annuity products including both deferred and immediate varieties. Deferred annuities accumulate for a number of years before periodic payments begin and enable the contract owner to save for retirement and provide options that protect against outliving assets during retirement. Immediate annuities are purchased by means of a single lump sum payment and begin paying periodic income within the first year.

As is customary in the life insurance industry, the reinsurance program is designed to protect against adverse mortality experience generally and to reduce the potential loss from a death claim on any one life. Risk is ceded to other insurers under various agreements that cover life insurance policies. The amount of risk ceded depends on an evaluation of the specific risk and applicable retention limits.

2. Summary of Significant Accounting Policies

Basis of presentation

The significant accounting policies, which are used by NNY in the preparation of the statutory financial statements, are described below.

These financial statements are prepared on the basis of accounting practices (“STAT”) prescribed or permitted by the NYDFS. These practices are predominately promulgated by the National Association of Insurance Commissioners (the “NAIC”). The material practices are prescribed by the NYDFS. These practices differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The major differences from U.S. GAAP practices are as follows:

●	The costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred for STAT and are capitalized as deferred acquisition costs (“DAC”) and then amortized for U.S. GAAP.

●	Statutory concepts such as non-admitted assets, asset valuation reserve and interest maintenance reserve are recognized only for STAT.
●	Bonds are primarily carried at amortized cost for STAT and at fair value for U.S. GAAP.

6

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

●	For certain deposit-type contracts in the accumulation stage and for annuity products, deposits are reported as annuity considerations (a revenue item) for statutory reporting, while U.S. GAAP reports these as deposits via the balance sheet.

●	Reserves for participating life policies are calculated using various methods allowed under statutory accounting.
●	Non-life subsidiaries are recorded based on the underlying audited U.S. GAAP equity of the investee.
●	Under STAT, for individual participating life policies, premiums are recognized when due. For universal life, interest sensitive life, variable universal life policies and variable annuity contracts, premiums or deposits are recognized as revenue and withdrawals are recognized as surrender benefits. Under U.S. GAAP, premiums are recognized for participating life insurance products and other life insurance products as revenue when due from policyholders. Benefits, losses and related expenses are matched with premiums over the related contract periods. Amounts received as payments for universal life, variable universal life and other investment-type contracts are considered deposits and are not included in premiums. Withdrawals taken from these contracts are generally considered returns of policyholder account balances and are not included in surrender benefits for U.S. GAAP.

●	Statutory reserves are based on different assumptions than they are under U.S. GAAP.
●	For STAT, the cost of employee pension benefits, including prior service costs, is recognized as the employer contributions are made to fund the costs. Certain costs of employee post-retirement health benefits are recognized over an employee’s service period. For U.S. GAAP, pension and other post-employment benefit costs and obligations are recognized over the employees’ expected service periods by discounting an estimate of aggregate benefits, adjusted by assumed investment rates of return on benefit plan assets, if applicable.

●	Assets and liabilities are reported net of reinsurance balances for STAT and gross for U.S. GAAP.
●	Surplus notes issued by the Company are recorded as a component of surplus for STAT and as debt for U.S. GAAP.
●	The statutory provision for federal income taxes represents estimated amounts currently payable based on taxable income or loss reported in the current accounting period as well as changes in estimates related to prior year taxes. Deferred income taxes are provided in accordance with Statement of Statutory Accounting Principles (“SSAP”) No. 101, Income Taxes, a Replacement of SSAP No. 10R and SSAP No. 10, and changes in deferred income taxes are recorded through surplus. SSAP 101 adopts the U.S. GAAP valuation allowance standard and also limits the recognition of deferred tax assets (“DTAs”) based on certain admissibility criteria. The U.S. GAAP provision would include a provision for taxes currently payable as well as deferred taxes, both of which would be recorded in the income statement. Under SSAP 101, in conjunction with SSAP 5R as modified to replace the “probable” standard with a “more likely than not” standard, companies must establish a liability related to uncertain tax positions where management determines that it is more likely than not a claimed tax benefit would not be sustained if audited. SSAP 101 specifically rejects the corresponding U.S. GAAP guidance. For U.S. GAAP, the Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes. Income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Valuation allowances on deferred tax assets are recorded to the extent that management concludes that it is more likely than not that an asset will not be realized. We assess all significant tax positions to determine if a liability for an uncertain tax position is necessary and, if so, the impact on the current or deferred income tax balances.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Statutory Financial Statements. To be consistent with the current year presentation, certain prior year reclassifications have been made.

7

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Recent accounting pronouncements

The Company did not adopt any accounting standards during 2018 that had a material impact on these financial statements.

Going concern

Management has evaluated the Company’s ability to continue as a going concern and concluded that there is not substantial doubt about the Company’s ability to continue as a going concern.

Parent company liquidity

NCNY serves as the holding company for NNY and does not have any significant operations of its own. As of December 31, 2018 and 2017, liquidity (cash, short-term investments, available-for-sale debt securities and other near-cash assets, net of contributions payable to subsidiaries and certain other holding company obligations) totaled $93.5 million and $110.4 million, respectively. In addition to existing cash and securities, the holding company’s primary source of liquidity consists of dividends from NNY. Dividends from NNY are limited under the insurance company laws of New York.

NNY is required to report RBC under the insurance company laws of New York. RBC is based on a formula calculated by applying factors to various assets, premium and statutory reserve items taking into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The insurance laws give the states explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. NNY has RBC ratios in excess of the minimum levels required by the applicable insurance regulations.

NCNY committed to its insurance regulator to maintain NNY’s Company Action Level RBC at or above 300% and its surplus to policyholder reserves ratio (excluding separate accounts) at or above 3.5% through 2023. As of December 31, 2018, RBC and surplus to reserve ratios were in excess of these levels.

Dividends to the Company from NNY are limited under the insurance company laws of New York. In addition to the statutory limitations on paying dividends, the Company also considers the level of statutory capital and RBC of the entity and other liquidity requirements.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. Under this section, an insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend, an ordinary dividend can still be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on this calculation, NNY could pay a dividend of $95.2 million in 2019. During the year ended December 31, 2018, NNY declared and paid $60.0 million, in dividends to the Company.

NNY may have less flexibility to pay dividends to the parent company if the Company experiences declines in either statutory capital or RBC in the future. As a result of Nassau’s acquisition of the Company, Nassau committed to the NYDFS that it would seek prior approval for any dividends paid by NNY for a period of seven years.

8

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Investments

Investments are recognized in accordance with methods prescribed by the NAIC.

Investments in bonds include public and private placement bonds and mortgage-backed securities. Bonds with an NAIC designation of 1-5 are carried at amortized cost using the scientific method while those with an NAIC designation of 6 are carried at the lower of amortized cost or fair value. Mortgage-backed and structured securities are assigned an NAIC designation in accordance with SSAP No. 43R, Loan-Backed and Structured Securities. Amortized cost for mortgage-backed and structured securities is determined using the scientific method, utilizing anticipated cash flows based upon prepayment assumptions. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. Amortization is adjusted for significant changes in estimated cash flows from the original purchase assumptions.

Redeemable and non-redeemable preferred stock that has a NAIC designation of 1-3 is stated at amortized cost. Those with a designation of 4-6 are carried at the lower of amortized cost or fair value.

Common stock is carried at fair value.

Mortgage loans on real estate are carried at the outstanding principal balance, less any allowances for credit losses.

Contract loans are generally reported at their unpaid balances and are collateralized by the cash values of the related policies.

Short-term investments and cash equivalents are carried at amortized cost. NNY considers highly liquid investments purchased between ninety days and one year of maturity to be short-term investments and highly liquid investments purchased ninety days or less of maturity to be cash equivalents.

Other invested assets primarily include ownership interests in limited partnerships and limited liability companies. Interests in limited partnerships and limited liability companies are carried at cost adjusted for NNY’s equity in undistributed earnings or losses since acquisition, less allowances for other-than-temporary declines in value, based upon audited financial statements in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies. Recognition of net investment income occurs when cash distributions of income are received.

Investments in affiliates represent direct and indirect ownership in the common stock of subsidiaries.

Home office real estate is generally valued at depreciated cost. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets (generally 40 years).

Realized capital gains and losses on investments are determined using the first-in, first-out method. Those realized capital gains and losses resulting from interest rate changes are deferred and amortized to income over the stated maturity of the disposed investment utilizing the Interest Maintenance Reserve (“IMR”) Grouped Method. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in the Statements of Income and Changes in Capital and Surplus.

The Company’s accounting policy requires that a decline in the value of a bond or equity security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary. In addition, for securities expected to be sold, an other-than-temporary impairment (“OTTI”) charge is recognized if the Company does not expect the fair value of a security to recover to its cost or amortized cost basis prior to the expected date of sale.

Securities that are in an unrealized loss position are reviewed at least quarterly to determine if an OTTI is present based on certain quantitative and qualitative factors. The primary factors considered in evaluating whether a decline in value for securities not subject to SSAP 43R is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost or amortized cost, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, and (c) whether the debtor is current on contractually obligated payments.

9

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

For securities that are not subject to SSAP 43R, if the decline in value of a bond or equity security is other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost or amortized cost basis of the security. Credit related other-than-temporary impairment losses are recorded through the AVR while interest related other-than-temporary impairment losses are recorded through the IMR.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), SSAP 43R requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that its best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment are less than its amortized cost, then an OTTI charge is recognized equal to the difference between the amortized cost and the Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment. The Company’s best estimate of expected future cash flows discounted at the security’s effective yield prior to the impairment becomes its new cost basis. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. As a result, actual results may differ from estimates. In addition, if the Company does not have the intent and ability to hold a security subject to the provisions of SSAP 43R until the recovery of value, the security is written down to fair value.

Derivatives

Interest Rate Swaps

An interest rate swap is an agreement between two parties to exchange cash flows in the future. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a floating rate indexed to a reference rate that resets periodically. At the outset of the contract, generally, there is neither an exchange of cash nor a payment of principal by the parties; hence the term “notional principal.” At each settlement date, the fixed and floating interest rates times the notional principal determine the cash flows to be exchanged, and the resulting net payment amount between these interest cash flows is made from one party to the other.

The Company uses interest rate swaps to hedge against market risks in assets or liabilities from substantial changes in interest rates. In an interest rate swap, the Company agrees with another party (referred to as the counterparty) to exchange cash flows at specified intervals for a set length of time, based on the specified notional principal amount.

The Company uses interest rate swaps to hedge the interest rate risks or the so-called “rho” greek risk exposure (referring to the sensitivity of the fair value of assets and liabilities to changes in interest rates) associated with certain annuity products. These hedges are conducted pursuant to its approved Derivatives Use Plan (“DUP”).

The Company values qualified hedges at cost and changes in the value of these hedges are reflected directly through net investment income. For interest rate swaps used to hedge the cash flow variability or reinvestment risks associated with asset purchases, the impact is reflected through net investment income as the difference between income between bond coupons and swap payments.

The Company has no derivative contracts with financing premiums.

The unrealized gain/(loss) during the period representing equity index options was $0 and $3.2 million as of December 31, 2018 and 2017, respectively.

The Company had no net gain or loss recognized in unrealized gains (losses) during the reporting period resulting from derivatives that no longer qualify for hedge accounting.

The Company had derivatives accounted for as cash flow hedges of forecasted transaction.

10

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Net investment income

Net investment income primarily represents interest and dividends received or accrued on bonds, common and preferred stock, short-term investments and real estate. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. For partnership investments, income is earned when cash distributions of income are received. Investment income due and accrued that is deemed uncollectible is charged against net investment income in the period such determination is made, while investment income greater than 90 days past due is non-admitted and charged directly to surplus. There was $0.3 million and $0.2 million due and accrued investment income non-admitted at December 31, 2018 and 2017, respectively.

Non-admitted assets

In accordance with regulatory requirements, certain assets, including certain receivables, certain investments in limited liability companies, certain deferred tax assets, prepaid expenses and furniture and equipment, are not allowable and must be charged against surplus and are reported in the Statements of Income and Changes in Capital and Surplus. Total non-admitted assets at December 31, 2018 and 2017 were $44.7 million and $68.6 million, respectively. Changes for the years ended December 31, 2018 and 2017 were decreases of $23.9 million and $110.9 million, respectively.

Separate accounts

Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of NNY. The assets are carried at fair value and the liabilities are set equal to the assets. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

Appreciation or depreciation of NNY’s interest in the separate accounts, including undistributed net investment income, is reflected in net investment income. Contractholders’ interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in net income.

NNY’s separate account products include variable annuities and variable life insurance contracts. Many of NNY’s variable annuity contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. Reserves for the guaranteed minimum death, accumulation, withdrawal and income benefits are determined in accordance with Actuarial Guideline 43.

Insurance liabilities

Benefit and loss reserves, included in reserves for future policy benefits, are established in amounts adequate to meet estimated future obligations on policies in force. Benefits to policyholders are charged to operations as incurred.

Reserves for future policy benefits are determined using assumed rates of interest, mortality and morbidity consistent with statutory requirements. Most life insurance reserves for which the 1958 CSO and 1980 CSO mortality tables are used as the mortality basis are determined using a modified preliminary term reserve method. The net level premium method is used in determining life insurance reserves based on earlier mortality tables. For certain products issued on or after January 1, 2000, NNY adopted the 20 year select factors in the NAIC Valuation of Life Insurance Policies Model Regulation for both the basic and the deficiency reserve, and NNY’s X factors for the deficiency reserve.

Claim and loss liabilities, included in reserves for future policy benefits, are established in amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

11

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Fees associated with separate accounts and other miscellaneous income

Fees consist of contract charges assessed against the fund values and are recognized, when earned.

Premium income and related expenses

Generally, premium income and annuity considerations are recognized as income when due. Related underwriting expenses, commissions and other costs of acquiring the policies and contracts are charged to operations as incurred. For certain deposit-type variable contracts in the accumulation stage, NNY reports deposits as revenues and withdrawals as benefits. This method of reporting applies to deposits and withdrawals for both general account activity and transfers to/from the separate accounts.

Stockholder dividends

During 2018 and 2017, the Company paid cash dividends of $60.0 million and $20.0 million, respectively, to its parent, Nassau.

New York Insurance Law allows a domestic stock life insurer to distribute an ordinary dividend where the aggregate amount of such dividend in any calendar year does not exceed the greater of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains, not to exceed 30% of its surplus to policyholders as of the immediately preceding calendar year. The foregoing ordinary dividend can only be paid out of earned surplus, which is defined as an insurer’s positive unassigned funds, excluding 85% of the change in net unrealized gains or losses less capital gains tax for the preceding year. An insurer cannot distribute an ordinary dividend in the calendar year immediately following a calendar year for which the insurer’s net gain from operations, not including realized capital gains, was negative. If a company does not have sufficient positive earned surplus to pay an ordinary dividend out of §4207(a)(2), an ordinary dividend may still be payable under §4207(a)(3) of the New York Insurance Law. Under §4207(a)(3), a dividend can be paid where the aggregate amount is the lesser of 10% of its surplus to policyholders as of the immediately preceding calendar year or its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on these calculation, for 2019, the Company can pay dividends of $95.2 million if allowed by the NYDFS.

Reinsurance

NNY utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance arrangements do not relieve the Company as primary obligor for policyholder liabilities.

Assets and liabilities related to reinsurance ceded contracts are reported on a net basis.

Policyholder dividends

Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of NNY. The amount of policyholder dividends to be paid is determined annually by NNY’s Board of Directors. The aggregate amount of policyholder dividends is related to the actual interest, mortality, morbidity and expense experience for the year and NNY’s judgment as to the appropriate level of statutory surplus to be retained (see Note 3 – “Significant Transactions, Closed Block”).

Income taxes

The Company is included in the consolidated federal income tax return of NCNY and its subsidiaries. The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

12

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Deferred tax assets are admitted in accordance with the admissibility test prescribed by SSAP 101. The change in deferred tax is recorded as a component of surplus.

Employee benefit plans

NCNY sponsors a non-contributory, defined benefit pension plan. Retirement benefits are a function of both years of service and level of compensation. NCNY also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. NCNY’s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”). NCNY also provides certain health care and life insurance benefits for active employees.

In addition to its defined benefit plans, NCNY historically provided certain health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents. In September 2018, participants in the plan were notified that benefits under the plan will be terminated effective January 1, 2019.

The Company participates in a qualified, noncontributory defined benefit pension plan and a non-qualified supplemental defined benefit plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under these plans. The Company’s share of net expenses for these plans was $8.4 million and $38.9 million for 2018 and 2017, respectively. The decrease in 2018 was due to higher pension contributions made in 2017.

Nassau Re employees are covered by a qualified defined contribution plan sponsored by the Company’s parent, NCNY. Effective January 1, 2018, NCNY’s match percentage was changed to dollar for dollar to a maximum of 5% of eligible 401(k) earnings. Previously, contributions made by employees were matched, up to 150% on the first 6% of base compensation. The Company’s contribution for the plan was $0.8 million and $1.3 million for 2018 and 2017, respectively.

The Company historically provided certain other postretirement benefits to retired employees through a plan sponsored by its parent, NCNY. For purposes of statutory accounting, the Company has no legal obligation for benefits under this plan. The Company had a net benefit of $18.6 million and a net expense of $0.3 million for 2018 and 2017, respectively. 2018 included the impact from a curtailment of benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for NNY’s participation in the plans. NCNY, the plan sponsor, establishes an accrued liability and charges any applicable employee benefit expenses to NNY through a cost allocation process. Effective March 31, 2010, all benefit accruals under the funded and unfunded defined benefit plans were frozen.

ASO Uninsured portion of partially insured plans

The total net expense, loss from operations and claim payment volume from the Administrative Services Only (“ASO”) uninsured portion of partially insured plans was insignificant for the year ended December 31, 2018.

Surplus

The portion of unassigned surplus represented or (reduced) by cumulative unrealized gains (losses) was $97.8 million and $89.8 million as of December 31, 2018 and 2017, respectively.

Pursuant to SSAP No. 72, Surplus and Quasi-Reorganizations, in accordance with the change in control discussed in Footnote 1, the Company reclassified its negative unassigned surplus balance of $896.9 million to gross paid-in and contributed surplus as of June 30, 2016, which had the effect of setting the Company’s statutory unassigned surplus to zero as of this date. This change in accounting was approved by the NYDFS. This change had no immediate impact on dividend capacity and no impact to risk based capital.

13

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

Non-cash items

The Statements of Cash Flows exclude non-cash items, such as the following:

●	Non-cash investment transactions, such as tax-free exchanges;

●	Accretion of amortization or accrual of discount for investments;

●	Depreciation expense;

●	Inception Modified coinsurance (“MODCO”) reinsurance adjustments, including inception ceded/assumed premium amounts; and

●	Accruals of capital contributions approved by the domiciliary commissioner.

The Statements of Cash Flows exclude the following significant non-cash items for the years ended December 31, 2018 and 2017:

●	$79.7 million and $24.7 million of non-cash investment exchanges as of December 31, 2018 and 2017, respectively.

3. Significant Transactions

Closed block

On the date of demutualization, NNY established the closed block for the benefit of holders of certain individual participating life insurance policies and annuities of NNY for which NNY had a dividend scale payable at the time of demutualization. Assets were allocated to the closed block in an amount that will produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies. This includes, but is not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect at the time of demutualization, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if such experience changes. The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect at the time of demutualization had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in force.

The excess of closed block liabilities over closed clock assets at the effective date of the demutualization represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, NNY will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, NNY will recognize only the actual earnings in income.

14

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders’ benefits, policyholder dividends, premium taxes and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business.

4. Investments

Information pertaining to NNY’s investments, net investment income and capital gains and losses on investments follows.

Bonds, common stock and preferred stock

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2018 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$208,346	$8,074	$(1,131)	$215,289
All other governments	77,571	2,693	(742)	79,522
States, territories and possessions	40,594	2,328	(651)	42,271
Political subdivisions of states, territories
and possessions	67,174	3,254	(481)	69,947
Special revenue	495,300	24,727	(4,214)	515,813
Industrial and miscellaneous (unaffiliated)	4,219,702	107,656	(138,222)	4,189,136
Parent, subsidiaries and affiliates	14,575	206	(2,159)	12,622
Hybrid securities	230,896	1,716	(21,254)	211,358
Mortgage-backed and asset-backed securities	1,858,782	21,106	(41,138)	1,838,750
Total bonds	$7,212,940	$171,760	$(209,992)	$7,174,708

Preferred stock	$125,947	$3,283	$(1,349)	$127,881
Common stock	$58,649	$—	$—	$58,649

15

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The carrying value and fair value of investments in bonds, common and preferred stock as of December 31, 2017 were as follows:

		Gross	Gross
	Carrying	Unrealized	Unrealized	Fair
	Value	Gains	Losses	Value
	(in thousands)
U.S. government	$51,096	$1,635	$(195)	$52,536
All other governments	85,583	7,863	(15)	93,431
States, territories and possessions	40,279	4,372	—	44,651
Political subdivisions of states, territories
and possessions	76,767	6,212	(317)	82,662
Special revenue	405,636	36,097	(781)	440,952
Industrial and miscellaneous (unaffiliated)	4,808,975	301,016	(25,367)	5,084,624
Parent, subsidiaries and affiliates	13,331	1,121	(348)	14,104
Hybrid securities	159,833	2,742	(3,492)	159,083
Mortgage-backed and asset-backed securities	1,776,289	37,353	(7,093)	1,806,549
Total bonds	$7,417,789	$398,411	$(37,608)	$7,778,592

Preferred stock	$124,890	$5,671	$—	$130,561
Common stock	$49,416	$—	$—	$49,416

The gross unrealized capital gains (losses) on bonds and preferred stock were not reflected in surplus for the years ended December 31, 2018 and 2017.

The aging of temporarily impaired general account debt securities as of December 31, 2018 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$64,366	$(870)	$6,548	$(261)	$70,914	$(1,131)
All other governments	31,770	(729)	1,987	(13)	33,757	(742)
States, territories and possessions	15,852	(650)	99	(1)	15,951	(651)
Political subdivisions	7,842	(278)	6,174	(203)	14,016	(481)
Special revenue	116,932	(2,588)	27,110	(1,626)	144,042	(4,214)
Industrial and miscellaneous (unaffiliated)	2,049,886	(106,405)	306,222	(31,817)	2,356,108	(138,222)
Parent, subsidiaries and affiliates	11,306	(2,159)	—	—	11,306	(2,159)
Hybrid securities	118,938	(12,725)	66,708	(8,529)	185,646	(21,254)
Mortgage-backed and asset-backed securities	715,785	(22,243)	489,872	(18,895)	1,205,657	(41,138)
Total bonds	$3,132,677	$(148,647)	$904,720	$(61,345)	$4,037,397	$(209,992)
Number of positions at unrealized loss		943		306		1,249

Preferred stock	$50,298	$(1,349)	$—	$—	$50,298	$(1,349)

16

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

The Company reported $19.6 million and $12.4 million of gross unrealized gains and $2.0 million and $3.2 million of gross unrealized losses related to common stock for the periods ended December 31, 2018 and 2017, respectively, which reflected the difference between cost and fair value for common stock. For the period ended December 31, 2018, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.5 million and the fair value of common stock securities in a continuous unrealized loss position for greater than 12 months was $2.5 million with unrealized losses of $1.5 million.

At December 31, 2018, there are 30 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months. Below investment grade unrealized losses greater than 12 months are $10.7 million. Available-for-sale securities in an unrealized loss position for over 12 months consisted of 306 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The aging of temporarily impaired general account debt securities as of December 31, 2017 was as follows:

	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)
Debt Securities
U.S. government	$2,962	$(41)	$4,522	$(154)	$7,484	$(195)
All other governments	1,985	(15)	1,000	—	2,985	(15)
States, territories and possessions	—	—	—	—	—	—
Political subdivisions	2,465	(14)	5,944	(303)	8,409	(317)
Special revenue	13,148	(49)	15,927	(732)	29,075	(781)
Industrial and miscellaneous (unaffiliated)	239,872	(8,422)	198,295	(16,945)	438,167	(25,367)
Parents, subsidiaries and affiliates	6,288	(348)	—	—	6,288	(348)
Hybrid securities	50,561	(830)	32,138	(2,662)	82,699	(3,492)
Mortgage-backed and asset-backed securities	397,801	(2,882)	205,274	(4,211)	603,075	(7,093)
Total bonds	$715,082	$(12,601)	$463,100	$(25,007)	$1,178,182	$(37,608)
Number of positions at unrealized loss		260		143		403

Preferred stock	$—	$—	$—	$—	$—	$—

For the period ended December 31, 2017, the fair value of common stock securities in a continuous unrealized loss position for less than 12 months was $6.4 million with unrealized losses of $0.4 million. The Company had $9.6 million common stock securities in a continuous unrealized loss position for greater than 12 months with unrealized losses of $2.8 million.

For the period ended December 31, 2017, there are 26 below investment grade debt securities that have been in an unrealized loss position for greater than 12 months, and below investment grade unrealized losses greater than 12 months are $8.8 million.

17

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

As of December 31, 2017, available-for-sale securities in an unrealized loss position for over 12 months consisted of 143 securities. Unrealized losses were not recognized in earnings on these debt securities since the Company neither intends to sell the securities nor do we believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Additionally, based on a security-by-security analysis, we expect to recover the entire amortized cost basis of these securities. In our evaluation of each security, management considered the actual recovery periods for these securities in previous periods of broad market declines. For securities with significant declines, individual security level analysis was performed, which considered any credit enhancements, expectations of defaults on underlying collateral and other available market data, including industry analyst reports and forecasts. Although there may be sustained losses for greater than 12 months on these securities, additional information was obtained related to company performance which did not indicate that the additional losses were other-than-temporary.

The carrying value and fair value of bonds as of December 31, 2018 by maturity are shown below.

	Carrying	Fair
	Value	Value
	(in thousands)
Due in one year or less.	$344,026	$348,271
Due after one year through five years	1,421,544	1,438,389
Due after five years through ten years	2,602,359	2,559,455
Due after ten years	2,845,011	2,828,593
Total	$7,212,940	$7,174,708

Corporate bonds are shown based on contractual maturity or contractual sinking fund payments. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties, or NNY may have the right to put or sell the obligations back to the issuers. Mortgage and asset-backed securities (“ABS”) are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

The carrying values of securities impaired during the year were $7.4 million and $24.0 million as of December 31, 2018 and 2017, respectively. OTTIs were $11.4 million and $16.2 million in 2018 and 2017, respectively.

Internal and external prepayment models, which are widely accepted by the industry, are used in calculating the effective yield used in determining the carrying value of mortgage-backed and asset-backed securities. The retrospective method is applied in determining the prepayment adjustment.

Loan-backed securities

The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date, where historical cash flows are not readily available.

Prepayment assumptions for loan-backed structured securities were obtained from industry prepayment models or internal estimates. These assumptions are consistent with current interest rates and the economic environment. The retrospective adjustment method is used to value these securities.

As of December 31, 2018, the Company had no OTTI recognized because the present value of cash flows expected to be collected is greater than the amortized cost basis of the securities.

18

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Real estate and mortgage loans

Real estate, which represents the home office used in Nassau’s operations, carried net of accumulated depreciation and encumbrances, as of December 31 is summarized below:

	2018	2017
	(in thousands)
Real estate	$30,232	$30,916
Total real estate	$30,232	$30,916

The Company invests in mortgage loans that are collateralized by commercial properties, including multi-family residential buildings, which are managed as a single class of commercial mortgage loans. Mortgage loans are stated at original cost, net of principal payments and amortization. The Company segregates its portfolio by property type and geographic location. As of December 31, 2018 and 2017, the Company had $268.7 million and $90.9 million, respectively, in mortgage loans. The allowance for loans at December 31, 2018 was $0.5 million. There was no allowance for loan losses at December 31, 2017.

The following tables reflect the distribution of mortgage loans by property type as of December 31:

	2018	2017
	(in millions)
Industrial	$13.5	$13.8
Multifamily	53.9	29.7
Office	58.4	15.8
Retail	58.4	20.4
Self-storage	11.0	11.2
Warehouse	53.2	—
Other	20.8	—
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

The following tables reflect the distribution of mortgage loans by geographic region as of December 31:

	2018	2017
	(in millions)
East North Central	$37.1	$15.1
Middle Atlantic	10.2	—
Mountain	37.1	7.5
New England	3.2	—
Pacific	83.2	23.4
South Atlantic	51.4	34.4
West North Central	6.2	—
West South Central	40.8	10.5
Total mortgage loans	269.2	90.9
Less: Valuation allowance	0.5	—
Net mortgage loans	$268.7	$90.9

19

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

To monitor credit quality, the Company primarily uses RBC code, which is the risk category used in the RBC calculation that is based on debt service coverage ratio and loan-to-value. The codes range from CM1 to CM7, with CM1 being the most stable. The Company holds $243.3 million CM1 loans and $25.9 million CM2 loans as of December 31, 2018. The Company held $84.9 million CM1 loans and $6.0 million CM2 loans as of December 31, 2017. All loans held at December 31, 2018 were issued during 2017 or 2018 and therefore have limited history. The maximum percentage of any one loan to the value of the collateral security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, acquired during 2018 was 75%. As of December 31, 2018, all loans were current.

During 2018, the minimum and maximum lending rates for mortgage loans were 4.0% and 6.0% respectively. There were no taxes, assessments, or amounts advanced not included in the mortgage loan total. There were no impairments on mortgage loans or any loans derecognized as a result of foreclosure and there was no allowance for loan losses for the year ended December 31, 2018.

Other invested assets

Other invested assets as of December 31 are summarized below:

	2018	2017
	(in thousands)
Private equity	$265,511	$272,230
Mezzanine partnerships	148,320	163,503
Infrastructure funds	27,611	30,383
Hedge funds	6,980	7,775
Leverage leases	—	1,875
Mortgage and real estate	898	2,482
Direct equity	141,727	117,204
Credit funds	8,432	—
Other alternative assets	15,436	15,660
Total other invested assets	$614,915	$611,112

The Company has unfunded commitments related to its investments in limited partnerships in the amount of $152.3 million and $206.6 million as of December 31, 2018 and 2017, respectively. The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Derivative instruments

Derivative instruments as of December 31 are summarized below:

	2018	2017
	(in thousands)
Swaps:
Notional amount	$75,000	$—
Fair value	$1,951	$—
Carrying value	$—	$—

20

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY is exposed to credit risk in the event of nonperformance by counterparties to these financial instruments. NNY does not expect its counterparties to fail to meet their financial obligations because the Company contracts with highly rated counterparties. The credit exposure of these instruments is the positive market value at the reporting date. Management of NNY considers the likelihood of any material loss due to credit risk on these guarantees, interest rate swaps or floors to be remote.

Restricted assets

Restricted assets (including pledged) relate mainly to statutory requirements of various jurisdictions, FHLB Stock and derivative collateral pledged as collateral. Restricted assets were $8.0 million and $5.3 million as of December 31, 2018 and 2017, respectively. These are included as assets on the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

The Company is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Membership with the FHLB is part of the Company’s strategy to access funds to support various spread-based businesses and enhance liquidity management. The Company has determined the estimated maximum borrowing capacity as $598.0 million. The Company calculated this amount in accordance with New York Consolidated Laws, Insurance Law - ISC § 1411. Authorization of, and Restrictions on, 1nvestments, whereby the loan shall not exceed, when the loan is made,5% of its admitted assets as shown by its last sworn statement to the superintendent. In 2018, the Company did not conduct business activity (borrowing) with the FHLB and did not pledge any assets to the FHLB. The Company owned $3.4 million of FHLB capital stock as of December 31, 2018, which was not eligible for redemption.

5GI Securities

NAIC 5GI is assigned by an insurance company to certain obligations that meet all of the following criteria: (1) documentation necessary to permit a full credit analysis of a security by the NAIC Securities Valuation Office (“SVO”) does not exist or an NAIC Credit Rating Provider (“CRP”) credit rating for a Filing Exemption (“FE”) or Private Letter (“PL”) security is not available; and (2) the issuer or obligor is current on all contracted interest and principal payments; and (3) the insurer has an actual expectation of ultimate payment of all contracted interest and principal.

5GI securities as of December 31 are summarized below:

	Number of 5GI Securities		Aggregate BACV		Aggregate Fair Value
	Current	Prior	Current	Prior	Current	Prior
Investment	Year	Year	Year	Year	Year	Year
	(in thousands)
(1) Bonds - Amortized Cost	30	20	$13,676	$8,675	$13,205	$7,434
(2) Loan-backed and structured
securities - Amortized Cost	—	3	—	53	—	43
(3) Preferred Stock - Amortized Cost	—	—	—	—	—	—
(4) Preferred Stock - Fair Value	—	—	—	—	—	—
(5) Total (1+2+3+4)	30	23	$13,676	$8,728	$13,205	$7,477

21

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Concentrations of credit risk of financial instruments

Credit exposure related to issuers and derivatives counterparties is inherent in investments and derivative contracts with positive fair value or asset balances. We manage credit risk through the analysis of the underlying obligors, issuers and transaction structures. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their credit ratings. We also manage credit risk through industry and issuer diversification and asset allocation. We classify debt securities into investment grade and below-investment-grade securities based on ratings prescribed by the NAIC. In a majority of cases, these classifications will coincide with ratings assigned by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”); however, for certain structured securities, the NAIC designations may differ from NRSRO designations based on the amortized cost of the securities in our portfolio. Maximum exposure to an issuer or derivative counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. As of December 31, 2018, we were not exposed to the credit concentration risk of any issuer other than U.S. government and government agencies backed by the faith and credit of the U.S. government, defined as exposure greater than 10% of total admitted assets. The top five largest exposures were Burlington Northern & Santa Fe, Wells Fargo Bank NA, AT&T Inc., Verizon Communications Inc. and Walgreens. We monitor credit exposures by actively monitoring dollar limits on transactions with specific counterparties. We have an overall limit on below-investment-grade rated issuer exposure. Additionally, the creditworthiness of counterparties is reviewed periodically. We use ISDA Master Agreements with derivative counterparties which may include Credit Support Annexes with collateral provisions to reduce counterparty credit exposures. To further mitigate the risk of loss on derivatives, we only enter into contracts in which the counterparty is a financial institution with a rating of A or higher from at least one NRSRO.

Net investment income

The principal components of net investment income for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Bonds	$348,400	$358,172
Contract loans	175,413	175,797
Cash and short-term investments	588	2,004
Real estate, net of expenses	1,312	1,222
Preferred stock	7,496	9,078
Common stock	18	921
Mortgage loans	8,714	1,184
Other invested assets	59,449	87,261
Derivative instruments.	423	—
Miscellaneous income	1,968	1,422
Amortization of interest maintenance reserve ("IMR")	14,478	13,813
Less:
Interest expense	9,086	9,086
Other investment expenses	21,026	16,616
Net investment income	588,147	625,172

For the year ended December 31, 2018, the Company had 34 securities called or redeemed by the issuer, resulting in income from prepayment penalties and acceleration fees of $4.8 million.

22

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Capital gains and losses

The principal components of realized gains (losses) and changes in unrealized capital gains (losses) on investments for the years ended December 31 were as follows:

	Realized		Change in Unrealized
	2018	2017	2018	2017
	(in thousands)
Bonds	$2,054	$29,056	$(1,252)	$822
Preferred stock	364	(454)	(2,474)	(184)
Common stock	(235)	1,820	8,413	1,449
Mortgage loans	(540)	—	—	—
Other invested assets	(63)	(1,660)	26,851	(1,290)
Derivative instruments	—	(4,108)	—	3,173
Foreign exchange	(370)	(195)	(54)	264
Miscellaneous	(640)	(135)	—	—
	570	24,324	31,484	4,234
Income tax benefit (expense)	(1,562)	(18,071)	(6,612)	(1,482)
Net capital gains (losses)	$(992)	$6,253	$24,872	$2,752

Realized losses for 2018 include impairments of $11.4 million, including impairments on bonds of $5.8 million, common stock of $5.6 million, preferred stock of $0 and other invested assets of $0. Realized losses for 2017 include impairments of $16.2 million, including impairments on bonds of $10.1 million, common stock of $4.1 million, preferred stock of $0.4 million and other invested assets of $1.6 million.

The proceeds and related gross realized gains and losses from sales of stocks and bonds, for the years ended December 31 were as follows:

	2018	2017
	(in thousands)
Proceeds from sales	$1,454,353	$3,152,621
Gross gains on sales	21,989	115,961
Gross losses on sales	25,652	19,352

5. Investments in Affiliates

In 2018, The Company formed an investment subsidiary, Nassau 2018 CFO Fund, LLC. The Company uses the “look through” process, per Paragraph 26 of SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, to admit the underlying assets of the subsidiary. The Company’s other subsidiary, PM Holdings, has no underlying value ascribed to it. There was no subsidiary equity that was non-admitted as of December 31, 2018 and 2017.

23

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

6. Reserves for Future Policy Benefits

The basis of assumptions for NNY’s major categories of reserves for future policy benefits and claims and settlements as of December 31 is summarized below:

	2018	2017
	(in thousands)
Life insurance:
American Experience, 2.5% to 4.0%	$1,532	$1,906
1941 CSO, 2.25% to 4.0%	100,855	112,278
1958 CSO, 2.0% to 6.0%	1,541,961	1,621,301
1980 CSO, <4.5% to 6.0%	2,964,819	3,070,302
1980 CSO Select, 4.5%.	38,718	39,383
1980 CSO, 3.5% to 4.5%	4,444,192	4,493,999
2001 CSO 4.0% to 4.25%	56,642	53,483
Various	18,384	23,794
Total life insurance	$9,167,103	$9,416,446

Annuities	218,710	229,399

Claim and loss liabilities:
Disability	31,496	34,829
Accident and health.	35,621	38,952
Total claim and loss liabilities	67,117	73,781
Subtotal	9,452,930	9,719,626
Supplementary contracts with life contingencies	83,999	83,665
All other	7,382	13,536
Total before reinsurance ceded	9,544,311	9,816,827
Less: Reinsurance ceded	352,591	365,817
Reserves for future policy benefits	$9,191,720	$9,451,010

NNY waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium beyond date of death. Surrender values promised in excess of legally computed reserves have been included in miscellaneous reserves.

For a policy on which the substandard extra premium is based upon a multiple of standard mortality, the substandard extra reserve is based upon the excess of such multiple over standard mortality. For a policy carrying a flat extra premium, the extra reserve is one half of the flat extra premium.

The amount of individual insurance in force as of December 31, 2018 and 2017 for which the net premium exceeded the gross premium was $0.8 billion and $0.9 billion, respectively. As of December 31, 2018 and 2017, the Company carried an associated premium deficiency reserve of $4.3 million and $5.1 million, respectively, included in reserves for future policy benefits. Anticipated investment income was utilized in the calculation.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves.

24

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Withdrawal characteristics

Withdrawal characteristics of annuity actuarial reserves and deposit liabilities as of December 31 are as follows:

	2018		2017
	(in thousands)	% of total	(in thousands)	% of total
Subject to discretionary withdrawal - with market value adjustment:
- with market value adjustment	$23,828	2%	$25,711	2%
- at book value less surrender charge of 5% or more	14	—%	—	—%
- at market value	295,527	28%	366,186	32%
Subtotal	319,369	30%	391,897	34%

Subject to discretionary withdrawal - without adjustment:
- at book value (minimal or no charge or adjustment)	615,585	57%	624,573	54%
Not subject to discretionary withdrawal	137,334	13%	145,343	12%
Total annuity actuarial reserves and deposit fund liabilities	1,072,288	100%	1,161,813	100%
Less: Reinsurance ceded	9,547		9,819
Total annuity actuarial reserves and deposit fund liabilities, net of reinsurance	$1,062,741		$1,151,994

Reinsurance with unauthorized companies

NNY has ceded insurance liabilities to insurers not licensed in the State of New York. To the extent such liabilities are not collateralized, New York insurance regulators require the establishment of a liability through a charge to surplus equal to the ceded liabilities placed with such companies. These liabilities were $0.6 million and $2.4 million as of December 31, 2018 and 2017, respectively, and are included in accrued expenses and general liabilities.

Reinsurance agreements with affiliates

PHL has a treaty in force with the Company, whereby NNY has assumed, on a 90% coinsurance basis, all Phoenix Accumulator Universal Life III and IV sold by PHL from January 1 to December 31, 2008. The reserves ceded to NNY for these policies were $76.5 million and $75.5 million at December 31, 2018 and 2017, respectively.

Effective June 30, 2015, the Company entered into a MODCO reinsurance agreement with PHL. This agreement provides that the Company will retrocede, and PHL will reinsure, 80% of the inforce GEO corporate-owned whole life insurance policies assumed by the Company from a third-party. Under MODCO, the assets, which are equal to the statutory reserves held for the reinsured policies, and liabilities associated with the assumed business are retained by the Company, and PHL will receive the economic risks and rewards related to the assumed business through MODCO adjustments. PHL, having the right of offset, has offset the MODCO asset and liability.

Direct business written and reinsurance assumed and ceded

As is customary practice in the insurance industry, NNY assumes and cedes reinsurance as a means of diversifying underwriting risk.

25

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

NNY’s reinsurance program varies based on the type of risk, for example:

●	For business sold prior to December 31, 2010, the Company’s retention limit on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies. Beginning January 1, 2011, the Company’s retention limit on new business is $5 million for single life and joint first-to-die policies and $6 million for second-to-die policies.

●	NNY cedes up to 80% on policies in its term life insurance.

Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31 is set forth below:

	2018	2017
	(in thousands)
Direct premiums and annuity considerations	$367,246	$399,472
Reinsurance assumed - non-affiliate	8,848	9,072
Reinsurance assumed - affiliate	23,037	44,953
Reinsurance ceded - non-affiliate	(140,863)	(150,056)
Reinsurance ceded - affiliate	(6,292)	(6,830)
Net premiums and annuity considerations	$251,976	$296,611

Direct commission s and expense allowance.	$3,840	$4,444
Reinsurance assumed - non-affiliate	324	595
Reinsurance assumed - affiliate	1,634	2,467
Reinsurance ceded - non-affiliate	(5,791)	(6,327)
Reinsurance ceded - affiliate	(7,400)	(7,058)
Net commissions and expense allowance	$(7,393)	$(5,879)

Direct policy and contract claims incurred	$655,434	$610,978
Reinsurance assumed - non-affiliate	81,154	65,405
Reinsurance assumed - affiliate	14,551	3,616
Reinsurance ceded - non affiliate	(232,163)	(201,725)
Reinsurance ceded - affiliate	(59,329)	(51,194)
Net policy and contract claims incurred	$459,647	$427,080

Direct policy and contract claims payable.	$122,898	$117,623
Reinsurance assumed - non-affiliate	47,152	64,817
Reinsurance assumed - affiliate	163	276
Reinsurance ceded - non-affiliate	(33,387)	(25,449)
Net policy and contract claims payable	$136,826	$157,267

Direct life insurance in force	$28,458,804	$30,497,149
Reinsurance assumed	2,927,687	2,945,450
Reinsurance ceded	(13,360,421)	(14,202,841)
Net insurance in force	$18,026,070	$19,239,758

In the event all reinsurance agreements were to be terminated, the Company estimates the aggregate reduction in surplus would be $17.0 million and $17.5 million for the years ended December 31, 2018 and 2017, respectively.

26

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Change in incurred losses and loss adjustment expenses

Reserves on Group Accident and Health policies were $21.7 million as of December 31, 2017. As of December 31, 2018, $4.1 million has been paid for incurred losses attributable to insured events of prior years. Reserves remaining for prior years are now $19.1 million as a result of unpaid claims principally on the Group Accident and Health line of business. Therefore, there has been $1.4 million of unfavorable prior year development since December 31, 2017. Increases or (decreases) are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

7. Leases and Rentals

Rental expense for operating leases, principally with respect to office equipment and office space, amounted to $1.3 million and $1.6 million in 2018 and 2017, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $2.8 million as of December 31, 2018, payable as follows: 2019 - $0.6 million; 2020 - $0.5 million; 2021 - $0.5 million; 2022 - $0.6 million and 2023 - $0.6 million.

8. Electronic Data Processing Equipment

Electronic data processing (“EDP”) equipment and software, gross, as of December 31, 2018 and 2017 was $76.9 million and $77.0 million, respectively. EDP accumulated depreciation as of December 31, 2018 and 2017 was $69.6 million and $66.0 million, respectively. Depreciation for the year ended December 31, 2018 and 2017 was $3.7 million and $4.6 million, respectively. EDP equipment and software are depreciated over 3 to 5 years, using straight-line and accelerated methods. Non-admitted EDP equipment totaled $7.3 million and $11.0 million as of December 31, 2018 and 2017, respectively.

9. Furniture and Fixtures

Furniture and equipment cost as of December 31, 2018 and 2017 was $6.5 million and $7.6 million, respectively. Accumulated depreciation as of December 31, 2018 and 2017 was $5.9 million and $6.8 million, respectively. Depreciation for the years ended December 31, 2018 and 2017 was $0.2 million and $0.2 million, respectively. Non-admitted furniture and equipment totaled $0.6 million and $0.8 million as of December 31, 2018 and 2017, respectively.

Depreciation or amortization periods are generally 7 years for furniture and equipment, leasehold improvements, and building improvements. Depreciation or amortization is generally calculated using the straight-line method.

10. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2018 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$—	$—
Ordinary renewal	68,799	68,807
Total	$68,799	$68,807

27

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2017 were as follows:

Type of Business	Gross	Net of Loading
	(in thousands)
Ordinary new	$1	$1
Ordinary renewal	72,285	72,325
Total	$72,286	$72,326

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/ or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/ transactions into a separate account: variable annuity, variable payout annuity, variable universal life and supplemental contracts. All separate account products are authorized under New York Insurance Law, §4240.

In accordance with the products/transactions recorded within the separate account, the legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. As of December 31, 2018 and 2017, the Company separate account statement included legally insulated assets of $942.3 million and $1,121.2 million, respectively.

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.

As of December 31, 2018, the general account of the Company had a maximum guarantee for separate account liabilities of $3.3 million. To compensate the general account for the risk taken, the separate account paid risk charges of $0.6 million and $0.6 million for the years ended December 31, 2018 and 2017, respectively. The general account paid $0.6 million and $0.6 million relating to separate account guarantees for the years ended December 31, 2018 and 2017, respectively.

The Company does not engage in securities lending transactions within the separate accounts.

Reserves for separate account liabilities were $941.5 million and $1,120.1 million as of December 31, 2018 and 2017, respectively. Separate account premiums and other considerations received were $35.8 million and $37.9 million for the years ended December 31, 2018 and 2017, respectively, and were reported as revenue in the Statements of Income and Changes in Capital and Surplus. Withdrawals at market value were $68.4 million and $83.1 million for the years ended December 31, 2018 and 2017, respectively, and were reported as benefits in the Statements of Income and Changes in Capital and Surplus.

28

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The net transfers to and from the separate accounts, included in the change in reserves for future policy benefits and policyholders’ funds in the Statements of Income and Changes in Capital and Surplus were as follows:

	2018	2017
	(in thousands)
Transfers to separate accounts	$35,799	$37,928
Transfers from separate accounts	(95,775)	(107,314)
Other	—	26
Net transfers from separate account	(59,976)	(69,360)

Transfers as reported in the Statements of Income and Changes in Capital and Surplus	$(59,976)	$(69,360)

12. Federal Income Taxes

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (“the Act”), which established new laws including, but not limited to, reduction in the federal income tax rate for corporations from 35% to 21%. In 2017, the Company was required to recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period the tax rate change was enacted. Accordingly, the enacted reduction in the U.S. Federal corporate income tax rate resulted in a one-time charge of approximately $71 million for the year ended December 31, 2017. For the year ended December 31, 2018, residual rate reduction adjustments of approximately $2 million were recorded, which were attributable to provision-to-return adjustments related to 2017.

For Statutory accounting purposes, the NAIC adopted INT 18-01, which generally adopted the guidance put forth by the SEC in Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”). SAB 118 directed taxpayers to consider the impact of the U.S. legislation as “provisional” when it did not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. In accordance with SAB 118 and INT 18-01, the Company recorded provisional estimates in its 2017 financial statements associated with tax reserves and the Alternative Minimum Tax Credit (“AMT”), which represented its best estimate based on interpretation of the U.S. legislation at the time. During 2018, the Company subsequently accumulated refined data to finalize the underlying calculations, and the U.S Treasury issued further guidance on the application of certain provisions of the legislation.

As a result, in accordance with SAB 118 and INT-18-01, the adjustment of $127 million to tax reserves as of December 31, 2017 and the reclassification of available refundable AMT credits to current taxes receivable of $2 million pursuant to recently issued guidance is considered final and represents updates to the provisional estimated recorded in 2017.

The Act also provides a base erosion and anti-abuse tax (“BEAT”) which represents minimum tax calculated on a base equal to the taxpayer’s taxable income determined without regard to: (1) the tax benefits arising from base erosion payments, and (2) the applicable base erosion percentage of any NOL allowed for the tax year. The BEAT rate is 5% for the tax years beginning in calendar year 2018, 10% for tax years beginning in 2019 through 2025 and 12.5% percent for tax years beginning after December 21, 2025. The Company believes any BEAT liability is not material for the year ended December 31, 2018.

29

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of the net deferred tax asset/(liability) at period end and the change in those components are as follows:

	December 31, 2018			December 31, 2017			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$138,182	$6,800	$144,982	$122,613	$7,414	$130,027	$15,569	$(614)	$14,955
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	138,182	6,800	144,982	122,613	7,414	130,027	15,569	(614)	14,955
Less: Deferred tax assets non-admitted	23,269	6,800	30,069	44,042	7,414	51,456	(20,773)	(614)	(21,387)
Subtotal net admitted deferred tax assets	114,913	—	114,913	78,571	—	78,571	36,342	—	36,342
Less: Deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Net deferred tax assets	$57,337	$—	$57,337	$58,828	$—	$58,828	$(1,491)	$—	$(1,491)

	December 31, 2018			December 31, 2017				Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(in thousands)
Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—	$—	$—	$—	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	57,337	—	57,337	58,828	—	58,828	(1,491)	—	(1,491)
1) Adjusted gross deferred tax assets expected to be realized following the balance sheet date	57,337	—	57,337	61,912	—	61,912	(4,575)	—	(4,575)
2) Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	68,636	XXX	XXX	58,828	XXX	XXX	9,808
Adjusted gross deferred tax assets offset by gross deferred tax liabilities	57,576	—	57,576	19,743	—	19,743	37,833	—	37,833
Deferred tax assets admitted as the result of application of SSAP 101	$114,913	$—	$114,913	$78,571	$—	$78,571	$36,342	$—	$36,342

	2018	2017
	($ in thousands)
Ratio percentage used to determine recovery period and threshold limitation amount	821%	862%
Amount of adjusted capital and surplus used to determine recovery period
and threshold limitation	$672,811	$611,888

	December 31, 2018		December 31, 2017		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	($ in thousands)
Impact of tax planning strategies
Adjusted gross DTAs	$138,182	$6,800	$122,613	$7,414	$15,569	$(614)
% of total adjusted gross DTAs	—%	—%	—%	—%	—%	—%
Net admitted adjusted gross DTAs	$114,913	$—	$78,571	$—	$36,342	$—
% of total net admitted adjusted gross DTAs	—%	—%	—%	—%	—%	—%

Management believes the Company will be able to utilize the DTA in the future without any tax planning strategies.

Regarding deferred tax liabilities that are not recognized, the Company has no temporary differences for which deferred tax liabilities have not been established.

30

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The components of current income taxes incurred in the Statements of Income and Changes in Capital and Surplus and the net deferred tax asset/(liability) recognized in the Company’s Statutory Statements of Admitted Assets and Statutory Statements of Liabilities, Capital and Surplus at December 31, 2018 and 2017 were as follows:

	2018	2017	Change
	(in thousands)
Current income tax:
Federal	$(1,473)	$14,244	$(15,717)
Foreign	—	—	—
Subtotal	(1,473)	14,244	(15,717)
Federal income tax on net capital gains	1,562	18,072	(16,510)
Utilization of capital loss carryforwards	—	—	—
Other	—	—	—
Federal and foreign income tax expense (benefit) incurred	$89	$32,316	$(32,227)

Deferred tax assets:
Ordinary
Future policyholder benefits	$45,672	$20,138	$25,534
Investments	27,735	31,476	(3,741)
Deferred acquisition costs	29,010	31,552	(2,542)
Policyholder dividends accrual	24,448	24,696	(248)
Fixed assets	—	2,646	(2,646)
Compensation and benefits accrual	3,901	2,382	1,519
Pension accrual	—	—	—
Net operating loss carryforward	—	—	—
Tax credit carryforward	2,272	4,543	(2,271)
Other (including items <5% of total ordinary tax assets)	5,144	5,180	(36)
Subtotal	138,182	122,613	15,569
Non-admitted	23,269	44,042	(20,773)
Admitted ordinary deferred tax assets	$114,913	$78,571	$36,342

Capital:
Investments	$4,782	$4,912	$(130)
Net capital loss carryforward	—	—	—
Other (including items <5% of total capital tax assets)	2,018	2,502	(484)
Subtotal	6,800	7,414	(614)
Non-admitted	6,800	7,414	(614)
Admitted capital deferred tax assets	—	—	—
Admitted deferred tax assets	$114,913	$78,571	$36,342

Deferred tax liabilities:
Ordinary
Investments	$25,125	$19,743	$5,382
Fixed assets	1,050	—	1,050
Policyholder reserves	25,857	—	25,857
Other (including items <5% of total ordinary tax liabilities)	5,544	—	5,544
Subtotal	57,576	19,743	37,833

Capital:
Investments	—	—	—
Deferred tax liabilities	57,576	19,743	37,833
Net admitted deferred tax assets (liabilities)	$57,337	$58,828	$(1,491)

31

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Reconciliation of federal income tax rate to actual effective rate:

	December 31, 2018
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$94,322	$19,808	21.0%
Interest maintenance reserve	(15,028)	(3,156)	(3.3%)
Dividends received deduction	(2,285)	(480)	(0.5%)
Return to provision	6,449	1,354	1.4%
Change in non-admitted assets	4,413	927	1.0%
Rate change	(7,388)	(1,551)	(1.6%)
Other, including prior year true-up	4,539	953	1.0%
Total statutory income tax	$85,022	$17,855	18.9%

Federal income taxes incurred		$1,051	1.1%
Tax on capital gains/(losses)		1,561	1.7%
Prior year overaccrual/(underaccrual)		(2,524)	(2.7%)
Change in net deferred income tax expense/(benefit)		17,766	18.8%
Total statutory income tax		$17,854	18.9%

	December 31, 2017
			Effective
	Amount	Tax Effect	Tax Rate
	(in thousands)
Income before taxes	$100,702	$35,246	35.0%
Interest maintenance reserve	52,977	18,542	18.4%
Dividends received deduction	(8,013)	(2,805)	(2.8%)
Return to provision	(402)	(141)	(0.1%)
Change in non-admitted assets	10,826	3,789	3.8%
Rate change	201,411	70,494	70.0%
Other, including prior year true-up	(1,189)	(416)	(0.4%)
Total statutory income tax	$356,312	$124,709	123.8%

Federal income taxes incurred		$4,205	4.2%
Tax on capital gains/(losses)		18,071	17.9%
Prior year overaccrual/(underaccrual)		10,039	10.0%
Change in net deferred income tax expense/(benefit)		92,394	91.7%
Total statutory income tax		$124,709	123.8%

32

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Carryforwards, recoverable taxes and IRC 6603 deposits:

	2018	2017
	(in thousands)
The Company had net operating losses of	$—	$—
The Company had capital loss carryforwards of	—	—
The Company had alternative minimum tax credit carryforwards of	2,272	4,543

The alternative minimum tax credit carryforwards do not expire.

The Company has no income tax expense for 2016, 2017 and 2018 that are available for recoupment in the event of future net losses.

Deposits admitted under IRC 6603

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (“IRS”) Code as of December 31, 2018.

Uncertain tax positions are assessed under the applicable statutory accounting guidance. Based upon this review, the Company has no potential tax assessments. As of December 31, 2018, the Company has recognized no amount for interest or penalties related to uncertain tax positions. Based upon existing information, the Company does not expect a material change in the recognized liability in the next 12 months. The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The following companies, except as noted, were included in the consolidated federal income tax return for 2017 and all or part of 2018:

The Nassau Companies of New York, Inc.
PM Holdings, Inc.
Nassau Life Insurance Company
PHL Variable Insurance Company
Nassau Life and Annuity Company
Phoenix Founders, Inc.
1851 Securities, Inc.
American Phoenix Life and Reassurance Company -- Sold in 2017

The method of allocation among affiliates of the Company is subject to written agreement approved by the Board of Directors and based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

13. Related Party Transactions

NCNY provides services and facilities to the Company that are reimbursed through shared service agreement/cost allocation process. Expenses allocated by NCNY on the Company’s behalf were $88.1 million and $138.5 million for the years ended December 31, 2018 and 2017, respectively. The amounts payable to NCNY were $6.2 million and $1.2 million as of December 31, 2018 and 2017, respectively.

33

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

1851 Securities, Inc. (“1851”), a wholly owned subsidiary of NSRE BD Holdco LLC, is the principal underwriter of the Company’s variable life insurance policies and variable annuity contracts. The Company reimburses 1851 for commissions incurred on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $3.7 million and $4.8 million for the years ended December 31, 2018 and 2017, respectively. There were no amounts receivable from PHL or NLA as of December 31, 2018 and 2017.

The Company pays commissions to producers who sell non-registered life and annuity products on behalf of PHL and NLA. Commissions paid by the Company on behalf of PHL were $54.0 million and $49.3 million for the years ended December 31, 2018 and 2017, respectively. Commissions paid by the Company on behalf of NLA were $0.3 million for the year ended December 31, 2018. The Company had amounts receivable from PHL and NLA of $3.4 million and $0.2 million as of December 31, 2018, respectively. The Company had amounts receivable from PHL of $3.0 million as of December 31, 2017.

The Company’s affiliate, Nassau Asset Management LLC (“NAMCO”) provides investment and related advisory services through an Investment Management Agreement. Expenses incurred under this agreement were $17.5 million and $16.4 million as of December 31, 2018 and 2017, respectively. Amounts receivable from NAMCO were $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

The Company has investments in various classes of notes of Nassau 2017-I Ltd., Nassau 2017-II Ltd., Nassau 2018-I Ltd., Nassau 2018-II Ltd. and Nassau 2019-I Ltd. Warehouse (the “Nassau CLOs”) totaling $52.1 million par with a fair value of $48.0 million and $13.3 million par with a fair value of $13.1 million at December 31, 2018 and 2017, respectively. The Nassau CLOs are managed by NCC CLO Manager, LLC, an affiliate of NNY.

Saybrus Partners, LLC (“Saybrus”), an affiliate of Nassau, provides wholesaling services to various third party distributors and affiliates of variable life insurance and variable annuities.

PHL provides premium processing services for the Company, wherein PHL receives payments on the Company’s annuity contracts and forwards those payments to the Company. In connection with these services, the Company had amounts receivable from PHL of $16.2 million and $15.3 million as of December 31, 2018 and 2017, respectively. PHL did not charge any fees for this service.

The Company, through PHL, provides premium processing services for NLA, wherein the Company receives premium payments on NLA life and annuity contracts and then forwards them to NLA. In connection with this service, the Company had amounts due to NLA of $0.1 million and $0.6 million as of December 31, 2018 and 2017, respectively. The Company did not charge for these services.

The Company had other transactions with amounts due from PHL of $2.0 million as of December 31, 2018.

See Note 6 for additional information on reinsurance agreements with affiliates.

The Company has written intercompany agreements in place with its affiliates that contain a settlement date for amounts owed. As of December 31, 2018, no amounts were overdue.

14. Fair Value Disclosures of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current arms-length transaction. Included in several investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

34

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Bonds and preferred stock

We use pricing vendors to estimate fair value for the majority of our public bonds and preferred stocks. The pricing vendors’ estimates are based on market data and use pricing models that vary by asset class and incorporate available trade, bid and other market information. When our pricing vendors are unable to obtain evaluations based on market data, fair value is determined by obtaining a direct broker quote or by using an internal model. For the majority of private bonds and preferred stock, fair value is determined using a discounted cash flow model, which utilizes a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions. When the discounted cash flow model is not appropriate, the Company uses third party broker quotes or other internally developed values.

Common stock

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Surplus debentures

Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

Investment contracts

The fair value of guaranteed interest contracts was assumed to be the same as book value.

The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 100 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

Deposit-type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

Derivatives

Fair values for over-the-counter (“OTC”) derivative financial instruments, principally forwards, options and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments (i.e., the amount we would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives or other OTC trades, while taking into account the counterparty’s credit ratings, or our own credit ratings, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

35

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the financial statements. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables us to mark to market all positions consistently when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company will continually refine its pricing models to correlate more closely to the market risk of these instruments.

Financial assets and liabilities measured at fair value

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by ASC 820, Fair Value Measurements and Disclosures. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 securities include highly liquid government bonds and exchange-traded equities.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Examples of such instruments include government-backed mortgage products, certain collateralized mortgage and debt obligations and certain high-yield debt securities.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s own assumptions about inputs in which market participants would use in pricing these types of assets or liabilities. Level 3 financial instruments include values which are determined using pricing models and third-party evaluation. Additionally, the determination of some fair value estimates utilizes significant management judgments or best estimates.

The following table provides information as of December 31, 2018 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$5,220	$3,945	$9,165
Preferred stock	—	—	11,893	11,893
Common stock [1]	978	3,412	54,259	58,649
Subtotal.	978	8,632	70,097	79,707

Separate account assets	935,480	6,828	—	942,308
Total assets at fair value	$936,458	$15,460	$70,097	$1,022,015
____________________
[1]	Includes $3,412 thousand Class A Membership FHLB common stock.

36

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

The following table provides information as of December 31, 2017 about the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	2017
	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets at fair value:
Bonds	$—	$—	$1,434	$1,434
Preferred stock	—	—	8,142	8,142
Common stock	304	—	49,112	49,416
Subtotal	304	—	58,688	58,992

Separate account assets	1,112,832	8,403	—	1,121,235
Total assets at fair value	$1,113,136	$8,403	$58,688	$1,180,227

Fair values and changes in the fair values of separate account assets generally accrue directly to the policyholders and are not included in the Company’s revenues and expenses or surplus.

Changes in Level 3 Assets and Liabilities Measured at Fair Value

The following table summarizes the changes in assets and liabilities classified in Level 3. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	2018	2017
	(in thousands)
Level 3 Assets:
Balance, beginning of period	$58,688	$65,144
Purchases	4,957	3,373
Sales	(4,970)	(8,440)
Settlements.	(107)	(4)
Transfers into Level 3	19,960	12,689
Transfers out of Level 3	(9,728)	(10,669)
Realized gains (losses)	(1,661)	(1,684)
Unrealized gains (losses)	2,958	(1,721)
Balance, end of period	$70,097	$58,688

Transfers in and out of Level 3 occur at the beginning of each period. The securities which were transferred into Level 3 for the years ended December 31, 2018 and 2017 were due to decreased market observability of similar assets and/or changes to NAIC ratings. Transfers out of Level 3 for the year ended December 31, 2018 were due to the increased market observability of similar assets and/or securities previously being held at fair value now being carried at amortized cost. Transfers out of Level 3 for the year ended December 31, 2017 were due to the implementation of due diligence procedures which allowed for a refinement of the analysis of observable inputs as described in more detail above. There were no transfers from Level 2 to Level 1 recorded during the years ended December 31, 2018 and 2017.

For Level 3, inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect management’s best estimate of what hypothetical market participants would use to determine fair value. Examples of valuation techniques used based on unobservable inputs include, but are not limited to, internal models, direct broker quotes and professional judgment.

37

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Notes to Statutory Financial Statements	(continued)

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2018 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,174,708	$7,212,940	$—	$4,730,477	$2,444,231	$—
Preferred stock	127,881	125,947	—	76,592	51,289	—
Common stock	58,649	58,649	978	3,412	54,259	—
Mortgage loans	266,221	268,735	—	—	266,221	—
Surplus debentures & capcos	14,350	13,244	—	3,406	10,944	—
Cash, cash equivalents & short terms	56,891	56,891	56,645	130	116	—
Derivatives	1,951	—	1,951	—	—	—
Separate account assets	942,308	942,308	935,480	6,828	—	—
Total financial instruments	$8,642,959	$8,678,714	$995,054	$4,820,845	$2,827,060	$—

As of December 31, 2018, the Company had no investments where it is not practicable to estimate fair value.

Below is a listing of the aggregate fair value for all financial instruments as of December 31, 2017 and the level within the fair value hierarchy:

						Not
						Practicable
	Aggregate	Admitted				(Carrying
	Fair Value	Assets	Level 1	Level 2	Level 3	Value)
	(in thousands)
Financial Instruments:
Bonds	$7,778,592	$7,417,789	$—	$5,070,949	$2,707,643	$—
Preferred stock	130,561	124,890	—	78,662	51,899	—
Common stock	49,416	49,416	304	—	49,112	—
Mortgage loans	90,939	90,939	—	—	90,939	—
Surplus debentures & capcos	15,757	13,809	—	3,704	12,053	—
Cash, cash equivalents & short terms	356,007	356,007	211,350	144,657	—	—
Separate account assets	1,121,235	1,121,235	1,112,832	8,403	—	—
Total financial instruments	$9,542,507	$9,174,085	$1,324,486	$5,306,375	$2,911,646	$—

As of December 31, 2017, the Company had no investments where it is not practicable to estimate fair value.

For the years ended December 31, 2018 and 2017, Level 3 bonds were primarily private placement debt securities priced using our internal discounted cash flow model. Market spreads used in the model were unobservable. Nearly all of these securities were in the Industrial and Miscellaneous category.

38

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

15. Surplus Notes

NNY’s 7.15% surplus notes are due December 15, 2034 and were originally issued with a face value of $175.0 million. During September 2012, the Company retired $48.3 million face value of these surplus notes, after receiving prior approval from the Department. Interest payments also require the prior approval of the Department and may be made only out of surplus funds that the Department determines to be available for such payments under New York insurance law. The 7.15% surplus notes were issued December 15, 2004 and interest on the notes is scheduled to be paid on June 15 and December 15 of each year, commencing June 15, 2005. Interest payments for these notes for 2018 and 2017 each totaled $9.1 million. The 7.15% surplus notes may be redeemed at the option of NNY at any time at the “make-whole” redemption price set forth in the offering circular. New York insurance law provides that the notes are not part of the legal liabilities of NNY. The 7.15% notes were issued pursuant to Rule 144A under the Securities Act of 1933. No affiliate holds any portion of the notes.

Below are the details on the outstanding surplus notes (amounts in millions):

				Interest	Total	Unapproved
		Par Value	Carrying	and/or	Interest	Interest
Date	Interest	(Face Value	Value	Principal Paid	and/or	and/or	Date of
Issued	Rate	of Notes)	of Notes	Current Year	Principal Paid	Principal	Maturity
(in millions)
12/15/2004	7.15%	$126.7	$126.3	$9.1	$192.8	$—	12/15/2034

16. Commitments and Contingencies

Litigation and regulatory matters

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is the Company’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the Company beyond the amounts already reported in these financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

17. Other Commitments

The Company has a technology services agreement related to the management of our IT infrastructure which expires in 2019. As of December 31, 2018, the remaining commitments total $8.9 million.

39

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

On January 5, 2015, the Company committed to purchase $50.0 million in investment grade rated infrastructure bonds through an outside investment advisor. These purchases were expected to be made over 24 months. On November 21, 2016, the agreement was amended to extend the purchase period to 36 months. The arrangement may be terminated prior to funding the committed amount at the discretion of the Company subject to certain standard provisions for notice and immaterial fees. As of December 31, 2018, $36.3 million has been funded.

As part of its normal investment activities, the Company enters into agreements to fund limited partnerships that make debt and equity investments. As of December 31, 2018, the Company had unfunded commitments of $152.3 million.

In addition, the Company enters into agreements to purchase private placement investments. At December 31, 2018, the Company had open commitments of $43.5 million.

18. Information about Financial Instruments with Off-Balance Sheet Risk

The Company, at December 31, 2018 and 2017, held the following financial instruments with off-balance sheet risk:

	Assets*		Liabilities*
	2018	2017	2018	2017
	(in thousands)
Swaps	$75,000	$—	$—	$—
Total	$75,000	$—	$—	$—
____________________

*	Notional amount

The Company uses derivative instruments including interest rate swaps. A more detailed description of these instruments is provided in Footnote 2 - “Summary of Significant Accounting Policies.”

The Company is not exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, as the interest rate swaps are fully collateralized. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date.

Because exchange-traded interest rate swaps are affected through a regulated exchange and positions are marked to market on a daily basis, the Company has no exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company is required to put up collateral for any interest rate swap contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash to satisfy this collateral requirement. As of December 31, 2018, the Company had posted $0.8 million of collateral.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral as required. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. Approximately 100% of the net credit exposure to the Company from derivative contracts is with investment-grade counterparties.

40

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Notes to Statutory Financial Statements	(continued)

19. Appropriated Surplus

Surplus includes amounts available for contingencies, some of which are required by state regulatory authorities. The contingency amounts as of December 31, 2018 and 2017 were $2.5 million.

20. Subsequent Events

The Company evaluated events subsequent to December 31, 2018 and through April 29, 2019, the date of issuance of these financial statements. There were no events occurring subsequent to the end of the year that merited recognition or disclosure in these financial statements.

41

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017

			Amount shown
	Amortized	Fair	in the
December 31, 2018	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$260,286	$267,101	$260,286
States, municipalities and political subdivisions	991,382	1,008,524	991,382
Foreign governments	77,571	79,522	77,571
All other corporate bonds [1]	5,869,126	5,806,937	5,883,701
Total fixed maturities	7,198,365	7,162,084	7,212,940
Equity securities:
Common stock:
Industrial, miscellaneous and all other	58,649	58,649	58,649
Nonredeemable preferred stock	125,947	127,881	125,947
Total equity securities	184,596	186,530	184,596
Mortgage loans	268,735	266,221	268,735
Real estate, at depreciated cost	30,232	XXX	30,232
Contract loans	2,326,802	XXX	2,326,802
Other invested assets [2]	617,436	618,541	614,915
Cash and short-term investments	56,891	56,891	56,891
Receivables for securities	7,474	XXX	7,474
Total cash and invested assets	$10,690,531		$10,702,585
____________________

[1]	Amortized cost and fair value amounts exclude $14,575 and $12,622, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $2,521 of non-admitted other invested assets.

See accompanying independent auditors’ report.

42

Nassau Life Insurance Company
(a wholly owned subsidiary of The Nassau Companies of New York)
Supplemental Schedule
Summary of Investments - Other than Investments in Related Parties
December 31, 2018 and 2017	(continued)

			Amount shown
	Amortized	Fair	in the
December 31, 2017	Cost	Value	balance sheet
	(in thousands)
Fixed maturities:
Bonds:
U.S. government and government agencies and authorities	$95,812	$98,317	$95,812
States, municipalities and political subdivisions	930,083	975,699	930,083
Foreign governments	85,583	93,431	85,583
All other corporate bonds [1]	6,292,980	6,597,042	6,306,311
Total fixed maturities	7,404,458	7,764,489	7,417,789
Equity securities:
Common stock:
Industrial, miscellaneous and all other	49,416	49,416	49,416
Nonredeemable preferred stock	124,890	130,561	124,890
Total equity securities	174,306	179,977	174,306
Mortgage loans	90,939	90,939	90,939
Real estate, at depreciated cost	30,916	XXX	30,916
Contract loans	2,337,222	XXX	2,337,222
Other invested assets [2]	611,662	613,610	611,112
Cash and short-term investments	356,007	356,007	356,007
Receivables for securities	6,999	XXX	6,999
Total cash and invested assets	$11,012,509		$11,025,290
____________________

[1]	Amortized cost and fair value amounts exclude $13,331 and $14,103, respectively, of related-party bonds.
[2]	Difference between amortized cost and amount on balance sheet relates to $550 of non-admitted other invested assets.

See accompanying independent auditors’ report.

43

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Insurance Information For the years ended December 31, 2018 and 2017

	As of December 31,		For the years ended December 31,
	Future policy	Other
	benefits,	policy claims	Premium	Net	Benefits,	Other
	losses and	and benefits	and annuity	investment	claims and	operating
	claims	payable	considerations	income	losses	expenses
(in thousands)
2018:
Insurance Segment	$9,772,208	$136,826	251,976	$588,147	$423,210	$95,242

2017:
Insurance Segment	$10,038,205	$157,267	$296,611	$625,172	$468,514	$167,194

See accompanying independent auditors’ report.

44

Nassau Life Insurance Company (a wholly owned subsidiary of The Nassau Companies of New York) Supplementary Schedule - Reinsurance For the years ended December 31, 2018 and 2017

					Percentage
	Gross	Reinsurance	Reinsurance	Net	of assumed
	amount	ceded	assumed	amount	to net
	(in thousands)
Life insurance in force:
2018	$28,458,804	$13,360,421	$2,927,687	$18,026,070	16%
2017	30,497,149	14,202,841	2,945,450	19,239,758	15%

Life insurance premiums:
2018	$367,246	$147,155	$31,885	$251,976	13%
2017	399,472	156,886	54,025	296,611	18%

See accompanying independent auditors’ report.

45

FIRST INVESTORS LIFE SEPARATE ACCOUNT E

INDIVIDUAL VARIABLE LIFE INSURANCE POLICIES

OFFERED BY

FORESTERS LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated May 1, 2020

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectuses for the individual variable life insurance policies offered by Foresters Life Insurance and Annuity Company through First Investors Life Separate Account E (“Separate Account E” or the “Separate Account”), which may be obtained at no cost by writing to Foresters Life Insurance and Annuity Company, Raritan Plaza 1, Edison, NJ 08837, by telephoning (800) 832-7783, or by visiting our website at www.foresters.com. Separate Account E currently funds two individual variable life insurance policies: Variable Universal Life, a flexible premium adjustable variable life insurance policy (“VUL”) with a prospectus dated May 1, 2020 and Single Premium Variable Life Insurance Policy, a modified single premium variable life insurance policy (“SPVL”) with a prospectus dated May 1, 2020.

Unless otherwise noted, the terms used in this SAI have the same meanings as in the prospectuses.

GENERAL DESCRIPTION

Foresters Life Insurance and Annuity Company. Foresters Life Insurance and Annuity Company, 40 Wall Street, New York, New York 10005 (“FLIAC”), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance and annuities. Foresters Financial Holding Company, Inc. (“FFHC”), a holding company, owns all of the outstanding stock of FLIAC. The Independent Order of Foresters (“Foresters”) controls FFHC and, therefore, FLIAC. Foresters is a Canadian fraternal benefit society with operations in Canada, the United States and the United Kingdom and its principal business address is 789 Don Mills Road, Toronto, Canada M3C 1T9.

The following chart provides information about the Officers and Directors of FLIAC.

Name	FLIAC Office	Principal Occupation for Last Five Years
Matt Berman	President and Director	Matt was appointed President of FLIAC in 2019. Prior to his appointment, Matt has been the Chief Distribution Officer for the Foresters Life and Annuity sales across the United States and Canada since May 2018.
James R. Boyle	Director	James (Jim) Boyle was appointed CEO of the Independent Order of Foresters since 2018; Director and formerly President of FLIAC since 2018. President and CEO of John Hancock 2008 - 2012.
Francis X. Gannon	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer FLIAC, FFS, FIS and FFHC since 2013; Chief Financial Officer FIMCO since 2013; Chief Financial Officer Foresters Advisory Services, LLC since 2013; Principal FX Capital LLC 2009-2013; Corporate Comptroller AlliedBarton 2010-2011; and Director Jefferson Wells International 2008-2009.
Jason Helbraun	Assistant Vice President	Assistant Vice President FLIAC since 2006.
Mehul N. Kapadia	Chief Information Officer	Chief Information Officer since 2016, Vice President, IT Business Transformation through 2016. Vice President – Systems & Operations, Individual Life Liberty Mutual Insurance, Dover, NH. 2013 – 2015; Business Program Manager – Life Works, Individual Life 2011– 2013.
Michael Lombardi	Director	Director FLIAC since 2019.
Martha E. Marcon	Director	Director FLIAC since 2011; Director Independent Order of Foresters since 2009; Director Mercury General Corp. 2008-present; and Director NIA Group 2006-present.
J. Steven McDonald	International Finance Officer	Vice President and International Financial Officer, The Independent Order of Foresters 1997 - present; Assistant Treasurer, The Independent Order of Foresters, 1995 - 1997; Senior Audit Manager at KPMG 1985-1995.

2

E. Blake Moore, Jr.	Director	President and Director FIMCO since 2018; President and Director FFHC since 2018; Director FLIAC since 2018; Director FFS since 2018; Chairman and President FFS since 2018; Director FIS since 2018, Chairman since 2018; Board Manager of FAS since 2018, President since 2018. UBS Asset Management, New York, NY 2015-2017; MD, Head of Americas (through 2016) Mackenzie Investments, Toronto, ON, Canada 2011-2014.
David Schimmel	Vice President	Vice President since 2011 and Assistant Vice President 2006-2011 of FLIAC.
John Shey	Assistant Vice President	Assistant Vice President FLIAC since 2006.
Greg Walter	Senior Vice President, Insurance Operations	Senior Vice President, Insurance Operations of FLIAC since 2019; Senior Vice President, Foresters Investor Services, Inc. (FIS), Transfer Agency Operations since 2013. Consultant to FIS (2012). Prior to joining Foresters, Mr. Walter spent twenty-five years with AllianceBernstein L.P. as Senior Vice President, Head of Non-U.S. Transfer Agent Operations and preceded by Vice President, Director of U.S. Transfer Agency Operations.
Wendy Watson	Director	Director FLIAC since 2019; Director EMPath - Economical Mobility Pathways since 2018; Director MD Private Trust since 2014; Director Community Service Committee Children’s Hospital Boston since 2011; Director Citizens Financial Group since 2010.
Shelley L. Wilson	Secretary	Secretary of FLIAC since 2019
René Zanin	Director	Global Chief Legal Officer, Chief Compliance Officer and Corporate Secretary (2018) of the Independent Order of Foresters 2015 to present; served as General Counsel for Toshiba of Canada Limited 2008 – 2014.

On April 9, 2019, Foresters announced that it had entered into the two definitive purchase agreements related to the sale of its U.S. asset management businesses. As described below, each of these transactions closed in 2019.

Foresters Investment Management Company, Inc. (“FIMCO”) entered into an Asset Purchase Agreement with Macquarie Management Holdings, Inc. (“Macquarie”) whereby Macquarie purchased FIMCO’s assets related to the mutual fund management business, including the First Investors Life Series funds. At the completion of the transaction, each series of the First Investors Life Series was reorganized into a substantially similar Delaware VIP Fund managed by Delaware Management Company, a subsidiary of Macquarie. The transaction was closed on October 4, 2019

3

Foresters Financial Services, Inc. (“FFS”) and Foresters Advisory Services, LLC (“FAS”), an investment advisory affiliate of, FFS entered into an Asset Purchase Agreement with Cetera Financial Group, Inc. (“Cetera”), whereby Cetera purchased FFS’ retail brokerage business and FAS’ retail advisory business. The transaction was closed on June 20, 2019.

FFHC was formerly the owner of all of the common stock of FIMCO, FLIAC, FFS, and Foresters Investor Services, Inc. (“FIS”) and membership interests in FAS. Pursuant to a corporate reorganization, effective March 30, 2020, FFHC is solely the owner of FLIAC, and FIMCO is the owner of FFS, FAS and FIS.

On October 17, 2019, the Independent Order of Foresters announced that it had entered into a Purchase and Sale Agreement with Nassau Life Insurance Company (“Nassau Life”) whereby Nassau Life will purchase FFHC and, at its sole subsidiary, FLIAC. FLIAC and Nassau Life expect to close the transaction on or about June 1, 2020 at which time, FLIAC will become a subsidiary of Nassau Life. At the time we close the transaction with Nassau Life,

Separate Account Assets. Separate Account E was established on September 30, 2004 under the provisions of the New York Insurance Law. Separate Account E’s assets are segregated from the assets of FLIAC, and that portion of Separate Account E’s assets having a value equal to, or approximately equal to, the reserves and contract liabilities under a Policy is not chargeable with liabilities arising out of any other business of FLIAC. Separate Account E is registered with the Securities and Exchange Commission (“Commission”) as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), but such registration does not involve any supervision by the Commission of the management or investment practices or policies of the Separate Account.

SERVICES

Custodian. FLIAC, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account E. FLIAC maintains the records and accounts of Separate Account E.

Independent Registered Public Accounting Firm. KPMG LLP, 345 Park Avenue, New York, NY 10154, is the independent registered public accounting firm for Separate Account E and FLIAC.

Underwriter. FLIAC and Separate Account E have entered into an Underwriting Agreement with FFS. FFS, an affiliate of FLIAC, has its principal business address at 40 Wall Street, New York, New York 10005. FFS is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority. For the fiscal years ending December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $394,667, $394,075 and $216,969 respectively, in connection with the distribution of SPVL in a continuous offering. Sale of VUL commenced in April 2014 and for the fiscal years ending December 31, 2017, 2018 and 2019, FFS received underwriting commissions of $4,705,178, $3,310,872 and $1,597,700 respectively, in connection with the distribution of VUL in a continuous offering. FLIAC anticipates continuing to offer the Policies, but reserves the right to discontinue the offering.

4

Upon the closing of the transaction with Nassau Life, FLIAC expects to terminate the principal underwriter agreement with FFS and enter into a new agreement with 1851 Securities, Inc. (“1851”) naming 1851 as the principal underwriter and distributor of the Contracts. 1851, an affiliate of Nassau Life, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. 1851’s principal executive offices are located at One American Row, PO Box 5056, Hartford, CT 06102-5056.

Distribution of Policy. The Policies are sold by insurance agents licensed to sell variable life insurance policies, who are registered representatives of broker-dealers who have selling agreements with FFS.

FLIAC pays FFS a commission on policies sold. In regards to VUL, in the first policy year, FLIAC pays FFS a commission of 99% of premiums paid up to the target premium and 6% of premiums paid in excess of the target premium. In policy years 2-10, FLIAC pays FFS a commission of 5% of premium payments. FLIAC pays FFS a commission of 3% of premium payments thereafter. In regards to SPVL, FLIAC pays a commission on policies sold of 7.175% of premium payments. Commissions paid on the Policies are not charged directly to Policyowners or the Separate Account. FFS is, in turn, responsible for paying sales representatives all commissions and other compensation that may be due to them for selling the policy. Sales representatives may sell other variable life insurance and annuity products as to which they receive more or less compensation than they do for selling the Policies.

OTHER INFORMATION

Reports. At least once each Policy year, FLIAC mails a report to the Policyowner within 31 days after the Policy anniversary. We mail the report to the last address known to us. The report shows (1) the death benefit at the beginning and end of the policy year, (2) the Accumulation Value and surrender value at the beginning and end of the policy year, (3) policy loan activity (4) all transactions which have occurred during the policy year, and (5) other information as may be required by applicable law or regulation. The report also shows your allocation among the Subaccounts and/or the Fixed Account on that anniversary.

State Regulation. FLIAC is subject to the laws of the State of New York governing insurance companies and to regulations of the New York State Department of Financial Services (the “Department”). FLIAC files an annual statement in a prescribed form with the Department each year covering our operations for the preceding year and our financial condition as of the end of such year. Our books and accounts are subject to review by the Department at any time. The Department conducts a full examination of our operations periodically. The Department does not engage in any supervision of our management or investment practices or policies, except to determine compliance with the requirements of the New York Insurance Law. FLIAC also is subject to regulation under the insurance laws of other jurisdictions in which FLIAC may operate.

VALUATION INFORMATION

Value of a Unit. For each Subaccount of Separate Account E, the value of a Unit of interest of that Subaccount initially was set arbitrarily at $10.00. The value of a Unit for any subsequent Valuation Period is determined by multiplying the value of a Unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Unit Value is being calculated (see Appendix I, Example B). The investment performance of each Fund, and expenses and deductions of certain charges affect the Unit Value. The value of a Unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.

5

Net Investment Factor. The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) where:

(a)	is the net result of:

	(1)	the net asset value per share of the applicable Fund determined at the end of the current Valuation Period, plus

	(2)	the per share amount of any dividend or capital gains distributions made by the applicable Fund if the "ex-dividend" date occurs during the current Valuation Period, less

	(3)	the per share amount of any taxes charged by us.

(b)	is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one, and therefore, the Unit value of any Subaccount may increase or decrease. (For an illustration of this calculation, see Appendix I, Example A.)

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Policyowners under the Policies will be affected by the investment results of the Subaccounts and the returns on any amounts they allocate to the Fixed Account. The financial statements of FLIAC as contained herein should be considered only as bearing upon FLIAC's ability to meet its obligations to Policyowners under the, including, but not limited to, the minimum and any declared excess interest credited on accumulation values in the Fixed Account, and they should not be considered as bearing on the investment performance of the Subaccounts.

6

APPENDIX I

EXAMPLE A

Formula and Illustration for Determining
the Net Investment Factor of a Subaccount
of Separate Account E

Net Investment Factor =	A+ B
C

Where:

A =	The Net Asset Value of a Fund share as of the end of the current Valuation Period.
	Assume	=	$8.51000000
B =	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period, less the per share amount of any taxes charged by us.
	Assume	=	$0
C =	The Net Asset Value of a Fund share as of the end of the immediately preceding Valuation Period.
	Assume	=	$8.39000000

Then, the Net Investment Factor =	8.51000000 + 0	=	$1.01430274
8.39000000

EXAMPLE B

Formula and Illustration for Determining
Unit Value of a Subaccount
of Separate Account E

Unit Value = A x B
Where:

A =	The Unit Value for the immediately preceding Valuation Period.
	Assume	=	$1.46328760
B =	The Net Investment Factor for the current Valuation Period.
	Assume	=	$1.01430274

Then, the Unit Value = $1.46328760 x 1.01430274		=	$1.484216622

7

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Financial Statements

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Foresters Life Insurance and
Annuity Company and Contract Owners of First Investors Life
Separate Account E:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of the sub-accounts listed in the Appendix that comprise the First Investors Life Separate Account E (the Separate Account) as of December 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for the years or periods listed in the Appendix, and the related notes including the financial highlights in Note 6 (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each sub-account as of December 31, 2019, the results of its operations for the year then ended, the changes in its net assets for the years or periods listed in the Appendix, and the financial highlights for each of the years or periods indicated in Note 6, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2019, by correspondence with the transfer agent of the underlying mutual funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the auditor of one or more of Foresters Life Insurance and Annuity Company’s separate accounts since 2011.

New York, New York
April 1, 2020

1

Appendix

Statement of assets and liabilities as of December 31, 2019, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the years in the two-year period then ended.

Government Cash Management
Fund for Income
Growth & Income
Special Situations
International
Growth Equity
Investment Grade
Limited Duration Bond
Opportunity
Total Return
Covered Call Strategy
Equity Income

Statement of changes in net assets for the period from January 1, 2018 to December 14, 2018 (closure).

Government
Balanced Income

Statement of changes in net assets for the period from January 1, 2018 to August 17, 2018 (closure).

Real Estate

2

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statement of Assets and Liabilities
December 31, 2019

	Government Cash Management	Fund for Income	Growth & Income	Special Situations	International	Growth Equity
Assets:
Investments at net asset value (note 3):
Number of shares	1,087,402	1,450,077	634,664	465,713	398,342	795,118
Cost	$1,087,402	$9,255,711	$23,970,673	$14,914,534	$8,353,979	$10,220,894
First Investors Life Series Fund	$1,087,402	$9,222,492	$27,354,027	$15,000,606	$9,958,539	$13,143,295
Liabilities:
Payable to Foresters Life Insurance and Annuity Company	—	—	—	—	—	—
Net assets	1,087,402	9,222,492	27,354,027	15,000,606	9,958,539	13,143,295
Net assets represented by contracts in accumulation period	$1,087,402	$9,222,492	$27,354,027	$15,000,606	$9,958,539	$13,143,295
Outstanding Units:
	94,130	444,837	937,512	481,596	402,954	444,036
Unit Value:
	$11.587	$20.749	$29.147	$31.119	$24.726	$29.592

3	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statement of Assets and Liabilities
December 31, 2019

	Investment	Limited Duration			Covered Call	Equity
	Grade	Bond	Opportunity	Total Return	Strategy	Income
Assets:
Investments at net asset value (note 3):
Number of shares	584,540	357,080	824,275	645,822	271,540	533,575
Cost	$6,278,520	$3,336,165	$12,936,867	$7,942,203	$3,037,491	$9,907,551
First Investors Life Series Fund	$6,441,632	$3,449,395	$16,073,365	$9,228,800	$3,380,668	$11,936,075
Liabilities:
Payable to Foresters Life Insurance and Annuity Company	—	—	—	—	—	—
Net assets	6,441,632	3,449,395	16,073,365	9,228,800	3,380,668	11,936,075
Net assets represented by contracts in accumulation period	$6,441,632	$3,449,395	$16,073,365	$9,228,800	$3,380,668	$11,936,075
Outstanding Units:
	337,748	335,119	767,562	582,389	264,599	432,103
Unit Value:
	$19.062	$10.256	$20.944	$15.846	$12.777	$27.591

See accompanying notes to financial statements

4

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statement of Operations
Year ended December 31, 2019

	Government Cash Management	Fund for Income	Growth & Income	Special Situations	International	Growth Equity
Investment income:
Income:
Dividends	$15,409	$476,005	$390,568	$91,515	$70,572	$35,078
Expenses:
Mortality and expense risks (note 5)	13,262	137,463	362,643	179,879	127,287	154,307
Administrative charges (note 5)	17,665	33,291	159,851	148,984	74,558	124,373
Total expenses	30,927	170,754	522,494	328,863	201,845	278,680
Net investment income (loss)	(15,518)	305,251	(131,926)	(237,348)	(131,273)	(243,602)
Realized gain on investments:
Realized gain distributions	—	—	3,968,028	880,253	740,534	649,073
Realized gain (loss) on investments	—	(20,291)	55,248	(18,288)	58,848	80,392
Realized gains (losses)	—	(20,291)	4,023,276	861,965	799,382	729,465
Change in unrealized appreciation (depreciation) on investments	—	612,412	1,203,585	1,508,083	1,128,048	1,741,721
Net increase (decrease) in net assets resulting from operations	$(15,518)	$897,372	$5,094,935	$2,132,700	$1,796,157	$2,227,584

5	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statement of Operations
Year ended December 31, 2019

	Investment	Limited Duration			Covered Call	Equity
	Grade	Bond	Opportunity	Total Return	Strategy	Income
Investment income:
Income:
Dividends	$232,174	$21,977	$170,464	$161,874	$27,879	$319,305
Expenses:
Mortality and expense risks (note 5)	94,040	53,504	152,623	119,186	32,339	162,246
Administrative charges (note 5)	27,422	12,925	221,101	58,957	46,592	52,664
Total expenses	121,462	66,429	373,724	178,143	78,931	214,910
Net investment income (loss)	110,712	(44,452)	(203,260)	(16,269)	(51,052)	104,395
Realized gain on investments:
Realized gain distributions	—	—	342,675	153,942	—	904,178
Realized gain (loss) on investments	(4,067)	6,294	46,522	33,066	1,034	39,729
Realized gains (losses)	(4,067)	6,294	389,197	187,008	1,034	943,907
Change in unrealized appreciation (depreciation) on investments	506,879	110,922	3,036,783	1,109,785	497,612	945,929
Net increase (decrease) in net assets resulting from operations	$613,524	$72,764	$3,222,720	$1,280,524	$447,594	$1,994,231

See accompanying notes to financial statements

6

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Government
	Cash Management		Fund for Income		Growth & Income		Special Situations
	2019	2018	2019	2018	2019	2018	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(15,518)	$(23,175)	$305,251	$271,348	$(131,926)	$(191,133)	$(237,348)	$(259,248)
Realized gain distributions	—	—	—	—	3,968,028	1,057,139	880,253	1,562,461
Realized gain (loss) on investments	—	—	(20,291)	(18,094)	55,248	258,002	(18,288)	32,083
Change in unrealized appreciation (depreciation) on investments	—	—	612,412	(639,254)	1,203,585	(4,096,831)	1,508,083	(3,903,712)
Net increase (decrease) in net assets resulting from operations	(15,518)	(23,175)	897,372	(386,000)	5,094,935	(2,972,823)	2,132,700	(2,568,416)

From contract transactions:
Net insurance premiums from contract owners	(2,042)	(276,984)	592,707	734,589	2,081,591	2,349,349	1,896,311	2,362,154
Transfers upon closing of sub-accounts	—	851,727	—	—	—	—	—	—
Transfers between sub-accounts	55,150	(175,748)	116,690	44,480	(165,113)	(540,142)	345,829	504,191
Cost of insurance (note 5)	(29,607)	(25,243)	(136,623)	(123,599)	(416,824)	(389,612)	(241,929)	(216,035)
Transfers for contract benefits and terminations	(154,198)	(12,992)	(656,084)	(120,796)	(1,096,878)	(969,800)	(739,252)	(458,886)
Increase (decrease) in net assets derived from contract transactions	(130,697)	360,760	(83,310)	534,674	402,776	449,795	1,260,959	2,191,424
Net increase (decrease) in net assets	(146,215)	337,585	814,062	148,674	5,497,711	(2,523,028)	3,393,659	(376,992)

Net assets:
Beginning of year	1,233,617	896,032	8,408,430	8,259,756	21,856,316	24,379,344	11,606,947	11,983,939
End of year	$1,087,402	$1,233,617	$9,222,492	$8,408,430	$27,354,027	$21,856,316	$15,000,606	$11,606,947

7	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	International		Growth Equity		Government		Investment Grade
	2019	2018	2019	2018	2019	2018**	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(131,273)	$(120,823)	$(243,602)	$(209,536)	$—	$50,224	$110,712	$105,016
Realized gain distributions	740,534	357,312	649,073	642,733	—	—	—	—
Realized gain (loss) on investments	58,848	54,359	80,392	103,371	—	(281,820)	(4,067)	(27,082)
Change in unrealized appreciation (depreciation) on investments	1,128,048	(1,535,701)	1,741,721	(1,260,877)	—	147,678	506,879	(321,718)
Net increase (decrease) in net assets resulting from operations	1,796,157	(1,244,853)	2,227,584	(724,309)	—	(83,918)	613,524	(243,784)

From contract transactions:
Net insurance premiums from contract owners	1,077,600	1,476,676	1,738,779	2,073,120	—	144,378	437,581	546,561
Transfers upon closing of sub-accounts	—	—	—	—	—	(2,652,376)	—	—
Transfers between sub-accounts	(225,464)	365,448	70,840	64,079	—	(48,062)	(35,113)	(107,650)
Cost of insurance (note 5)	(158,649)	(133,300)	(213,335)	(171,276)	—	(39,031)	(108,604)	(94,822)
Transfers for contract benefits and terminations	(534,544)	(297,606)	(533,284)	(265,806)	—	(78,351)	(324,113)	(187,253)
Increase (decrease) in net assets derived from contract transactions	158,943	1,411,218	1,063,000	1,700,117	—	(2,673,442)	(30,249)	156,836
Net increase (decrease) in net assets	1,955,100	166,365	3,290,584	975,808	—	(2,757,360)	583,275	(86,948)

Net assets:
Beginning of year	8,003,439	7,837,074	9,852,711	8,876,903	—	2,757,360	5,858,357	5,945,305
End of year	$9,958,539	$8,003,439	$13,143,295	$9,852,711	$—	$—	$6,441,632	$5,858,357

8	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Limited Duration Bond		Opportunity		Real Estate		Total Return
	2019	2018	2019	2018	2019	2018*	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(44,452)	$(2,395)	$(203,260)	$(294,836)	$—	$(594)	$(16,269)	$(40,462)
Realized gain distributions	—	—	342,675	151,460	—	—	153,942	35,753
Realized gain (loss) on investments	6,294	(1,312)	46,522	21,298	—	4,610	33,066	27,510
Change in unrealized appreciation (depreciation) on investments	110,922	7,879	3,036,783	(2,274,629)	—	672	1,109,785	(773,444)
Net increase (decrease) in net assets resulting from operations	72,764	4,172	3,222,720	(2,396,707)	—	4,688	1,280,524	(750,643)

From contract transactions:
Net insurance premiums from contract owners	210,223	117,250	2,491,684	2,997,349	—	279,372	788,785	922,336
Transfers upon closing of sub-accounts	—	2,652,376	—	—	—	(851,727)	—	685,257
Transfers between sub-accounts	11,305	178,417	(221,750)	130,742	—	(521,158)	(3,189)	(21,289)
Cost of insurance (note 5)	(59,771)	(15,711)	(274,939)	(240,923)	—	(18,353)	(140,402)	(116,494)
Transfers for contract benefits and terminations	(199,111)	(45,006)	(698,304)	(362,136)	—	(17,063)	(419,924)	(287,224)
Increase (decrease) in net assets derived from contract transactions	(37,354)	2,887,326	1,296,691	2,525,032	—	(1,128,929)	225,270	1,182,586
Net increase (decrease) in net assets	35,410	2,891,498	4,519,411	128,325	—	(1,124,241)	1,505,794	431,943

Net assets:
Beginning of year	3,413,985	522,487	11,553,954	11,425,629	—	1,124,241	7,723,006	7,291,063
End of year	$3,449,395	$3,413,985	$16,073,365	$11,553,954	$—	$—	$9,228,800	$7,723,006

9	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E
Statements of Changes in Net Assets
Years ended December 31, 2019 and 2018

	Balanced Income		Covered Call Strategy		Equity Income
	2019	2018**	2019	2018	2019	2018
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$—	$14,715	$(51,052)	$(43,893)	$104,395	$(23,574)
Realized gain distributions	—	21,355	—	—	904,178	303,810
Realized gain (loss) on investments	—	(25,940)	1,034	74	39,729	97,655
Change in unrealized appreciation (depreciation) on investments	—	(56,656)	497,612	(245,600)	945,929	(1,475,211)
Net increase (decrease) in net assets resulting from operations	—	(46,526)	447,594	(289,419)	1,994,231	(1,097,320)

From contract transactions:
Net insurance premiums from contract owners	—	155,079	826,911	1,075,857	804,425	1,046,772
Transfers upon closing of sub-accounts	—	(685,257)	—	—	—	—
Transfers between sub-accounts	—	(167,070)	40,446	229,302	10,020	(151,495)
Cost of insurance (note 5)	—	(13,118)	(65,321)	(44,570)	(176,869)	(160,624)
Transfers for contract benefits and terminations	—	(11,125)	(61,832)	(28,587)	(381,775)	(332,604)
Increase (decrease) in net assets derived from contract transactions	—	(721,491)	740,204	1,232,002	255,801	402,049
Net increase (decrease) in net assets	—	(768,017)	1,187,798	942,583	2,250,032	(695,271)

Net assets:
Beginning of year	—	768,017	2,192,870	1,250,287	9,686,043	10,381,314
End of year	$—	$—	$3,380,668	$2,192,870	$11,936,075	$9,686,043

* For period January 1, 2018 to August 17, 2018.
** For period January 1, 2018 to December 14, 2018.

See accompanying notes to financial statements

10

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

(1)	Organization

First Investors Life Separate Account E (Separate Account E), a unit investment trust registered under the Investment Company Act of 1940 (the 1940 Act), is a segregated investment account established by Foresters Life Insurance and Annuity Company (FLIAC), formerly First Investors Life Insurance Company, and exists in accordance with the regulations of the New York State Department of Financial Services. Assets of Separate Account E have been used to purchase shares in diversified investment funds (the Funds). Up until October 4, 2019, the assets were used to purchase shares of First Investors Life Series Funds, an open end diversified management investment company registered under the 1940 Act. On October 4, 2019, each series of the First Investors Life Series Funds managed by Foresters Investment Management Company (FIMCO), an affiliate of FLIAC, reorganized into a substantially similar series of the Delaware VIP Trust, managed by Delaware Management Company, a series of Macquarie Investment Management Business Trust.

FLIAC offers a modified single premium variable life product (SPVL) and a variable universal life product (VUL) through Separate Account E.

The contract holder directs the deposits into the sub-accounts that comprise Separate Account E and bears the investment risk if the sub-accounts do not meet their stated investment objectives. On October 4, 2019 the Select Growth sub-account name was changed to Growth Equity and the Limited Duration High Quality Bond sub-account name was changed to Limited Duration Bond. The sub-accounts invest in the following underlying Delaware VIP Fund Series portfolios: Government Cash Management, Fund for Income, Growth & Income, Special Situations, International, Growth Equity, Investment Grade, Limited Duration Bond, Opportunity, Total Return, Covered Call Strategy, and Equity Income.

(2)	Significant Accounting Practices

(a) Basis of Presentation

The financial statements of Separate Account E are presented in conformity with U.S. generally accepted accounting principles based on guidance in Accounting Standards Codification (ASC) 946 Financial Services – Investment Companies.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

(c)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of investments in Separate Account E is determined using valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). The three levels of inputs within this hierarchy are described below:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that Separate Account E has the ability to access.

Level 2 – observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – unobservable inputs for the asset and liability, to the extent relevant inputs are not available, representing Separate Account E’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

12	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

The inputs methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019. Separate Account E will adopt the provisions of this guidance for its fiscal year beginning January 1, 2020 and will not have an impact on the financial position, results of operations or changes in net assets of Separate Account E.

(d)	Subsequent Events

Management has evaluated subsequent events from the balance sheet date through April 1, 2020, the date that the financial statements were available to be issued.

The U.S. stock and bond markets have encountered significant volatility and the global economy experienced a downturn during the first quarter of 2020. The conditions directly and indirectly affect the companies in which the underlying Funds invest, which has impacted their valuations. Although management cannot quantify the full impact of these conditions as of the issuance of the financial statements, to date Funds shares continue to be redeemed in the normal course of business at the current NAV.

(e)	Investments

Shares of the Funds held by each of the sub-accounts of Separate Account E are valued at net asset value (NAV) per share of such Funds, which value the underlying investment securities at fair value on a daily basis. The NAV is a Level 1 input within the FASB fair value hierarchy since there is a readily determinable market, there are no restrictions on the Funds’ redemption and sufficient transaction volumes exists. All distributions received from the Funds are reinvested to purchase additional shares of the Funds at net asset value. Investment transactions are accounted for on a trade date basis and average cost is the basis followed in determining the cost of investments sold for financial statement purposes.

(f)	Investment Income

Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date. Realized gains and losses are recorded on a trade date basis. Reinvested realized gain distributions are recorded when received. Average cost is used as the basis of investments held and sold. The change in the value of the Funds is recorded as unrealized appreciation or depreciation and is included in the accompanying statement of operations.

13	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

(g)	Federal Income Taxes

Separate Account E is not taxed separately because its operations are part of the total operations of FLIAC, which is taxed as a life insurance company under the Internal Revenue Code. Separate Account E is not taxed as a regulated investment company under Subchapter M of the Code. Under existing Federal income tax law, no taxes are payable on the investment income or on the capital gains of Separate Account E, accordingly no provision for federal income taxes has been made.

14	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

(3)	Investments

At December 31, 2019, investments in Funds in which the sub-accounts of the Separate Account invest, were presented using the NAV of the Funds. There were no transfers between the Levels in the FASB fair value hierarchy during the year ended December 31, 2019.

Investments consist of the following at December 31, 2019:

		Net asset	Fair
	Shares	value	value	Cost
First Investors Life Series Fund:
Government Cash Management	1,087,402	$1.00	$1,087,402	$1,087,402
Fund for Income	1,450,077	$6.36	$9,222,492	$9,255,711
Growth & Income	634,664	$43.10	$27,354,027	$23,970,673
Special Situations	465,713	$32.21	$15,000,606	$14,914,534
International	398,342	$25.00	$9,958,539	$8,353,979
Growth Equity	795,118	$16.53	$13,143,295	$10,220,894
Investment Grade	584,540	$11.02	$6,441,632	$6,278,520
Limited Duration Bond	357,080	$9.66	$3,449,395	$3,336,165
Opportunity	824,275	$19.50	$16,073,365	$12,936,867
Total Return	645,822	$14.29	$9,228,800	$7,942,203
Covered Call Strategy	271,540	$12.45	$3,380,668	$3,037,491
Equity Income	533,575	$22.37	$11,936,075	$9,907,551

        The cost of purchases and proceeds from sale of investments for the year ended December 31, 2019 were as follows:

	Purchases	Sales
Government Cash Management	$68,518	$214,733
Fund for Income	$902,380	$680,439
Growth & Income	$5,272,527	$1,033,649
Special Situations	$2,322,753	$418,793
International	$1,263,485	$495,282
Growth Equity	$1,925,108	$456,636
Investment Grade	$537,834	$457,371
Limited Duration Bond	$241,378	$323,184
Opportunity	$1,786,867	$350,761
Total Return	$753,537	$390,594
Covered Call Strategy	$726,080	$36,929
Equity Income	$1,628,296	$363,923

15	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

(4)	Changes in Units

The changes in units outstanding for the years ended December 31, 2019 and 2018 were as follows:

	2019			2018
			Net			Net
	Units	Units	increase	Units	Units	increase
	issued	redeemed	(decrease)	issued	redeemed	(decrease)
Government Cash
Management	100,942	(114,986)	(14,044)	349,312	(320,729)	28,583
Fund for Income	21,320	(33,874)	(12,554)	37,130	(17,735)	19,395
Growth & Income	35,243	(38,575)	(3,332)	42,096	(44,875)	(2,779)
Special Situations	47,355	(14,229)	33,126	69,847	(7,935)	61,912
International	19,791	(21,339)	(1,548)	68,905	(12,349)	56,556
Growth Equity	46,678	(16,554)	30,124	70,080	(15,239)	54,841
Government	—	—	—	11,276	(203,984)	(192,708)
Investment Grade	16,814	(25,005)	(8,191)	28,459	(27,025)	1,434
Limited Duration Bond	21,720	(31,881)	(10,161)	302,170	(9,810)	292,360
Opportunity	67,877	(18,195)	49,682	123,660	(6,507)	117,153
Real Estate	—	—	—	17,720	(120,385)	(102,665)
Total Return	29,493	(26,494)	2,999	96,908	(22,486)	74,422
Balanced Income	—	—	—	11,604	(78,443)	(66,839)
Covered Call Strategy	59,447	(3,155)	56,292	104,161	(2,774)	101,387
Equity Income	16,265	(14,439)	1,826	27,162	(19,816)	7,346

(5)	Separate Account Charge and Deductions

In consideration for its assumption of the mortality and expense risks connected with the SPVL and VUL contracts, FLIAC computes the charge at an effective annual rate of 1.75% and 0.50%, respectively, of the Sub-account Accumulation Value. This deduction is assessed through a reduction of units.

Separate Account E is also charged monthly by FLIAC for the cost of insurance protection. This amount varies with the age and sex of the insured and the net amount of insurance at risk and is assessed through the redemption of units on the anniversary date of the policy.

Optional insurance riders available under VUL contracts carry an additional charge.

With the exception of the Children’s Term Rider, this amount varies with the age and sex of the insured and is assessed through the redemption of units on each monthly deduction date following election of the rider. The Children’s Term Rider is $0.464 per $1,000 of coverage.

16	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

A monthly policy charge of $10 is deducted from the accumulation value of VUL contracts and is assessed through the redemption of units.

A face amount charge is also deducted monthly from the accumulation value of VUL contracts. This charge is calculated based upon each $1,000 of face amount and may vary with the age and sex of the insured. It is assessed through the redemption of units.

17	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

(6)	Financial Highlights

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units [1]	Unit value ($)	($000s)	(%) [2]	(%) [3]	(%) [4]
Government Cash
Management:
December 31:
2019	94,130	11.587	1,087	1.14	—	1.35
2018	108,174	11.433	1,234	1.34	—	1.24
2017	79,591	11.292	896	0.29	—	0.26
2016	57,336	11.263	646	—	—	—
2015	110,841	11.263	1,249	—	—	—

Fund for Income:
December 31:
2019	444,837	20.749	9,222	5.23	—	12.78
2018	457,391	18.398	8,408	5.09	—	(2.58)
2017	437,997	18.885	8,260	4.87	—	6.82
2016	410,587	17.679	7,254	5.37	—	11.12
2015	409,633	15.909	6,511	5.15	—	(1.85)

Growth & Income:
December 31:
2019	937,512	29.147	27,354	1.54	—	25.60
2018	940,844	23.207	21,856	1.38	—	(10.17)
2017	943,623	25.833	24,379	1.47	—	18.28
2016	918,109	21.841	20,052	1.38	—	9.88
2015	900,228	19.877	17,909	1.13	—	(3.12)

Special Situations:
December 31:
2019	481,596	31.119	15,001	0.67	—	20.36
2018	448,470	25.856	11,607	0.45	—	(16.59)
2017	386,558	31.001	11,984	0.85	—	18.26
2016	351,438	26.213	9,212	0.52	—	16.10
2015	332,472	22.577	7,512	0.60	—	(0.52)

International:
December 31:
2019	402,954	24.726	9,959	0.75	—	24.91
2018	404,502	19.796	8,003	0.76	—	(12.16)
2017	347,946	22.536	7,837	1.06	—	32.96
2016	338,678	16.949	5,736	1.19	—	(4.20)
2015	302,552	17.692	5,353	1.06	—	3.49

Growth Equity:
December 31:
2019	444,036	29.592	13,143	0.29	—	24.35
2018	413,912	23.797	9,853	0.31	—	(3.79)
2017	359,071	24.735	8,877	0.48	—	32.80
2016	338,641	18.626	6,303	0.58	—	4.04
2015	283,456	17.903	5,075	0.35	—	3.21

Government: [5]
December 31:
2018	—	—	—	3.65	—	(1.19)
2017	192,708	14.319	2,757	1.91	—	1.53
2016	190,854	14.103	2,688	2.11	—	0.48
2015	192,610	14.035	2,700	2.23	—	0.04

18	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

	Net assets
				Investment
				income ratio	Expense ratio	Total return
	Units [1]	Unit value ($)	($000s)	(%) [2]	(%) [3]	(%) [4]
Investment Grade:
December 31:
2019	337,748	19.062	6,442	3.69	—	12.62
2018	345,939	16.926	5,858	3.78	—	(2.03)
2017	344,505	17.276	5,945	3.76	—	4.72
2016	325,173	16.497	5,356	4.03	—	4.65
2015	323,644	15.764	5,097	4.05	—	(0.35)

Limited Duration Bond:
December 31:
2019	335,119	10.256	3,449	0.63	—	4.09
2018	345,280	9.853	3,414	1.62	—	(0.22)
2017	52,921	9.875	522	1.62	—	1.25
2016	41,653	9.752	406	0.79	—	0.64
2015	26,727	9.690	259	—	—	(0.51)

Opportunity:
December 31:
2019	767,562	20.944	16,073	1.18	—	30.11
2018	717,880	16.097	11,554	0.50	—	(15.38)
2017	600,726	19.023	11,426	0.58	—	19.00
2016	492,345	15.986	7,870	0.38	—	8.26
2015	354,078	14.767	5,230	0.17	—	(0.81)

Real Estate: [5]
December 31:
2018	—	—	—	1.90	—	1.56
2017	102,664	10.954	1,124	1.17	—	1.26
2016	62,083	10.817	672	0.30	—	6.57
2015	13,432	10.150	136	—	—	1.50

Total Return:
December 31:
2019	582,389	15.846	9,229	1.87	—	18.88
2018	579,390	13.329	7,723	1.61	—	(7.65)
2017	504,968	14.434	7,291	1.51	—	11.75
2016	451,029	12.916	5,827	1.36	—	6.62
2015	399,992	12.114	4,846	0.87	—	(1.61)

Balanced Income: [5]
December 31:
2018	—	—	—	4.21	—	(4.01)
2017	66,839	11.494	768	0.95	—	9.57
2016	40,561	10.490	426	—	—	6.71
2015	9,287	9.830	91	—	—	(1.70)

Covered Call Strategy: [5]
December 31:
2019	264,599	12.777	3,381	0.95	—	21.37
2018	208,307	10.527	2,193	0.88	—	(9.99)
2017	106,920	11.695	1,250	0.27	—	11.07
2016	39,798	10.530	419	—	—	5.30

Equity Income:
December 31:
2019	432,103	27.591	11,936	2.90	—	22.71
2018	430,277	22.485	9,686	1.79	—	(8.42)
2017	422,931	24.551	10,381	1.83	—	15.52
2016	407,316	21.253	8,656	1.93	—	13.28
2015	400,037	18.762	7,515	1.63	—	(1.03)

Target Maturity 2015: [5]
December 31:
2015	—	—	—	9.45	—	(0.41)

19	(Continued)

FIRST INVESTORS LIFE
SEPARATE ACCOUNT E

Notes to Financial Statements

December 31, 2019

1.	These units include units held for certain direct charges to contract owner accounts through the redemption of units.

2.	These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, divided by the average net assets. These ratios exclude those expenses, such as the separate account charge, that are assessed against contract owner accounts either through reductions in unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

3.	These amounts represent the annualized contract expenses of the separate account for the periods indicated. There are no expenses that result in a direct reduction in unit value. Charges made directly to contract owner accounts through redemption of units and expenses of the underlying fund have been excluded.

4.	These amounts represent the total return for the periods indicated, including changes in value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

5.	The Real Estate and the Balanced Income sub-accounts were launched on May 1, 2015 and November 2, 2015, respectively. The total return for the Real Estate and the Balanced Income sub-accounts for 2015 were calculated for the period May 1, 2015 to December 31, 2015 and November 2, 2015 to December 31, 2015, respectively. The Target Maturity 2015 sub-account was closed on December 15, 2015. The total return for the Target Maturity 2015 sub-account for 2015 was calculated for the period January 1, 2015 to December 14, 2015. The Covered Call Strategy sub-account was launched on May 2, 2016. The total return for the Covered Call Strategy sub-account was calculated for the period May 2, 2016 to December 31, 2016. The Real Estate sub-account was closed on August 17, 2018. The total return for the Real Estate sub-account was calculated for the period January 1, 2018 to August 17, 2018. The Government and Balanced Income sub-accounts were closed on December 14, 2018. The total return for the Government and Balanced Income sub-accounts were calculated for the period January 1, 2018 to December 14, 2018.

20

PART C
OTHER INFORMATION

Item 26. Exhibits

(a)	Resolution of the Board of Directors of First Investors Life Insurance Company establishing First Investors Life Separate Account E (the “Separate Account” or the “Registrant”).[1]
(b)	Not applicable.
(c)	Underwriting and distribution contracts:
(1) Underwriting Agreement between First Investors Life Insurance Company, the Separate Account and First Investors Corporation.[2]
(2) Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc., filed herewith.
(3) Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC, filed herewith.
(d)	Specimen Variable Universal Life Policy issued by First Investors Life Insurance Company for participation in the Separate Account.[2]
(e)	Form of application used with contracts provided in response to (d) above.[3]
(f)	Depositor instrument of organization and by-laws:
(1) Certificate of Incorporation of Nassau Life Insurance Company (“NNY” or the “Depositor”), filed herewith.
(2) By-laws of NNY, filed herewith.
(3) Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY, filed herewith.
(g)	Not applicable.
(h)	Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement), filed herewith.
(i)	Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.), filed herewith.
(j)	None.
(k)	Opinion and consent of counsel, filed herewith.
(l)	Not applicable.
(m)	Not applicable.
(n)	Consents of Independent Registered Public Accounting Firm, filed herewith.
(o)	Not applicable.
(p)	Not applicable.
(q)	Memorandum Regarding Issuance, Transfer and Redemption Procedures pursuant to Rule 6e- 3(T)(b)(12)(iii) under the Investment Company Act of 1940.[4]
(r)	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer, filed herewith.

1 Incorporated herein by reference to the initial Registration Statement on Form N-6 (File Nos. 333-123756; 811-21742) filed by the Registrant on April 1, 2005.

2 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 (File Nos. 333-191937; 811-21742) filed by the Registrant on March 14, 2014.

3 Incorporated herein by reference to the initial Registration Statement on Form N-6 (File Nos. 333-191937; 811-21742) filed by the Registrant on October 28, 2013.

4 Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6 (File Nos. 333-191937; 811-21742) filed by the Registrant on April 26, 2018.

Item 27. Directors and Officers of the Depositor

The following are the directors and officers of NNY. Unless otherwise noted, each director’s and officer’s principal business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Depositor
Phillip Gass	President, Chief Executive Officer and Director

Thomas Buckingham	Vice President, Chief Product and Service Officer

Kostas Cheliotis	Vice President, General Counsel, Secretary and Director

David Czerniecki	Vice President, Chief Investment Officer

Richard Daniel McCoach	Vice President, Chief Information Officer

William Moorcroft	Chief Compliance Officer, Anti-Money Laundering Officer

Justin Mosbo	Vice President, Chief Actuary

Thomas Williams	Vice President, Chief Financial Officer and Director

Leanne Bell	Director

Kevin Gregson	Director

Michael Kalen	Director

Leland Launer	Director

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of NNY, a stock life insurance company incorporated under the laws of the State of New York. NNY is an indirect subsidiary of Nassau Financial Group L.P. An organization chart of Nassau Financial Group L.P. is set forth below.

Nassau Financial Group L.P. (Cayman) (Individuals) [Contract]
Nassau Financial Group L.P. (Cayman) [Contract]
Nassau Asset Management LLC (Delaware) [100%]
Nassau CorAmerica LLC (Delaware) [100%]
Nassau CorAmerica Loan Company LLC (Delaware) [100%]
Nassau CorAmerica Advisors LLC (Delaware) [100%]
Nassau CorAmerica FL1 GP LLC (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LP (Delaware) [100%]
Nassau CorAmerica 2019-FL1 LLC (Delaware) [Contract]
Nassau CorAmerica 2019-FL1 (Cayman) LP [Contract]

Nassau Corporate Credit LLC (Delaware) [100%]
NCC CLO Manager LLC (Delaware) [100%]
NCC Management LLC (Delaware) [100%]
Nassau Private Credit LLC (Delaware) [100%]
Nassau Private Credit GP LLC (Delaware) [100%]
Nassau Private Credit Onshore Fund LP (Delaware) [Contract]
Nassau Private Credit Master Fund LP (Kentucky) [Contract]
Nassau Private Credit Offshore Fund LP (Kentucky) [Contract]
NPC SGP LLC (Delaware) [100%]
Nassau Alternative Investments LLC (Delaware) [100%]
NAMCO Services LLC (Delaware) [100%]
NSRE Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Partners, LLC (Delaware) [86.2%]
Dedicated Distribution Partners, LLC (Delaware) [100%]
Saybrus Management Holding Company Inc. (Delaware) [Contract]
Saybrus Holdings, LLC (Delaware) [100%]
Saybrus Equity Services, LLC (Delaware) [100%]
Nassau Insurance Group Holdings GP, LLC (Delaware) [Contract]
Nassau Insurance Group Holdings, L.P. (Delaware) [Contract]
The Nassau Companies (Delaware) [100%]
Nassau Life Insurance Company of Texas (Texas) [100%] (1)
Nassau Life Insurance Company of Kansas (Kansas) [100%]
Nassau Life and Annuity Company (Connecticut) [100%]
Lynbrook Re, Inc. (Vermont) [100%]
Nassau Co-Invest Fund LLC (Delaware) [100%]
Sunrise Re, Inc. (Vermont) [100%]
The Nassau Companies of New York (Delaware) [100%]
Nassau CLO SPV-I LLC (Delaware) [56%] (2)
Nassau CLO SPV-II LLC (Delaware) [54.34%] (3)
Nassau Employee Co-Invest Fund I LLC (Delaware) [51%] (4)
Nassau Life Insurance Company NY (New York) [100%]
PM Holdings, Inc. (Connecticut) [100%]
Phoenix Founders, Inc. (Connecticut) [100%]
Nassau 2019 CFO LLC (Delaware) [76.73%] (5)
Nassau 2019 CFO Fund LLC (Delaware) [100%]
PHL Delaware LLC (Delaware) [100%]
DSM Sands LLC (Delaware) [100%]
PHL Variable Insurance Company (Connecticut) [100%]
Concord Re, Inc. (Connecticut) [100%]
Westgate Delaware LLC (Delaware) [100%]
Nassau Reinsurance LLC (Delaware) [100%]
NSRE BD Holdco LLC (Delaware) [100%]
1851 Securities, Inc. (Delaware) [100%]
Nassau Cayman Brac Holding Company (Delaware) [100%]
Nassau Re (Cayman Brac) Ltd. (Cayman) [100%]

Item 29. Indemnification

Section 6.1 of the By-laws of NNY provides as follows:

To the full extent permitted by the laws of the State of New York, NNY shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a director, officer or employees of the company; or

(2)	serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the company, and at the time of such services, was a director, officer or employee of the company against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the company seeking indemnification may be entitled.

In addition, the directors and officers of the company are insured against certain liabilities arising out of their conduct in such capacities. The coverage is subject to certain terms and conditions and to the specified coverage limit set forth in the applicable policies.

Under the terms of the underwriting agreement between NNY and 1851 Securities, Inc., NNY will indemnify and hold harmless 1851 Securities, Inc. for any expenses, losses, claims, damages or liabilities (including attorney fees) incurred by reason of any material misrepresentation or omission in a registration statement or prospectus for a variable insurance product for which 1851 Securities, Inc. serves as principal underwriter; provided, however, NNY shall not be required to indemnify for any expenses, losses, claims, damages or liabilities which have resulted from the negligence, misconduct or wrongful act of 1851 Securities, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a)	1851 Securities, Inc. is the principal underwriter for the policies supported by the Registrant. 1851 Securities, Inc. acts as principal underwriter for the following investment companies (including the Registrant): First Investors Life Variable Annuity Fund C, First Investors Life Variable Annuity Fund D, First Investors Life Level Premium Variable Life Insurance (Separate Account B); First Investors Life Separate Account E, and First Investors Life Variable Annuity Fund A; Nassau Life Separate Account C; Nassau Life Separate Account D; Nassau Life Variable Accumulation Account; Nassau Life Variable Universal Life Account; PHL Variable Accumulation Account; PHL Variable Accumulation Account II; PHLVIC Variable Universal Life Account; and Nassau Life and Annuity Variable Universal Life Account. These investment companies are separate accounts of NNY or affiliates thereof. 1851 Securities, Inc. does not serve as depositor, sponsor or investment adviser to any investment companies.

(b)	The following are the directors and officers of 1851 Securities, Inc. Unless otherwise noted, each director’s and officer’s business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Principal
Underwriter
William Moorcroft	Chief Executive Officer, Chief Compliance Officer and Director

Peter Hosner Jr.*	Chief Financial Officer

Walter Costenbader	Financial and Operations Principal (FinOP)

Thomas Buckingham	Director

Susan Guazzelli	Director

Hayley Maldonado	Director

*Business address is 15 Tech Valley Drive, East Greenbush, New York 12061.

(c)	1851 Securities, Inc. did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by Foresters Financial Services, Inc., the former principal underwriter for the policies supported by the Registrant, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Foresters Life Insurance and Annuity Company):

(1) Name of Principal	(2) Net Underwriting	(3) Compensation on	(4) Brokerage	(5) Other
Underwriter	Discounts and Commissions	Redemption	Commissions	Compensation
Foresters Financial Services, Inc.	$1,814,669	None	None	None

Item 31. Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by NNY at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage) and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 32. Management Services

Not applicable.

Item 33. Fee Representation

NNY represents that the fees and charges deducted under the policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NNY under the policies.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on this 8th day of July, 2020.

FIRST INVESTORS LIFE SEPARATE ACCOUNT E
(Registrant)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

NASSAU LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Phillip Gass
Phillip Gass*
President and Chief Executive Officer
Nassau Life Insurance Company

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Phillip Gass	President, Chief Executive Officer	July 8, 2020
Phillip Gass*	and Director

/s/ Thomas Williams	Chief Financial Officer and	July 8, 2020
Thomas Williams*	Director

/s/ David Monroe	Chief Accounting Officer	July 8, 2020
David Monroe*

/s/ Leanne Bell	Director	July 8, 2020
Leanne Bell*

/s/ Kevin Gregson	Director	July 8, 2020
Kevin Gregson*

/s/ Michael Kalen	Director	July 8, 2020
Michael Kalen*

/s/ Leland Launer	Director	July 8, 2020
Leland Launer*

*By:	/s/ Kostas Cheliotis
Kostas Cheliotis (Attorney-in-Fact pursuant to powers of attorney filed herewith)
Date: July 8, 2020

INDEX OF EXHIBITS

Exhibit Number	Description
(c)(2)	Underwriting Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and 1851 Securities, Inc.

(c)(3)	Broker-Dealer and General Agent Sales Agreement between Foresters Financial Services, Inc., Foresters Life Insurance and Annuity Company and Cetera Investment Services LLC

(f)(1)	Certificate of Incorporation of NNY

(f)(2)	By-laws of NNY

(f)(3)	Resolutions of the Board of Directors of NNY approving the merger of Foresters Life Insurance and Annuity Company with and into NNY

(h)	Fund Participation Agreement between Foresters Life Insurance and Annuity Company, the Separate Account and Delaware VIP® Trust (including Rule 22c-2 shareholder information agreement)

(i)	Administrative Services Agreement between NNY (formerly Phoenix Life Insurance Company) and Nassau Companies of New York (formerly The Phoenix Companies, Inc.)

(k)	Opinion and consent of counsel

(n)	Consents of Independent Registered Public Accounting Firm

(r)	Powers of attorney for Phillip Gass, Thomas Williams, David Monroe, Leanne Bell, Kevin Gregson, Michael Kalen and Leland Launer